As filed with the Securities and Exchange Commission on October 14, 2011

Registration No. 333-175942

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ERA GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	4522	72-1455213
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 Airport Service Road

Lake Charles, Louisiana 70605

(337) 478-6131

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Paul L. Robinson, Esq.

General Counsel

2200 Eller Drive

P.O. Box 13038

Fort Lauderdale, Florida 33316

(954) 523-2200

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Allan D. Reiss, Esq. E. Ramey Layne, Esq. Vinson & Elkins L.L.P. 666 Fifth Avenue New York, New York, 10103 (212) 237-0000 (Phone) (212) 237-0100 (Fax)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “accelerated filer,” “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐     Accelerated filer  ☐     Non-accelerated filer  ☒     Smaller reporting company  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus dated October 14, 2011

PROSPECTUS

            Shares

Era Group Inc.

Class A Common Stock

This is the initial public offering of the Class A common stock of Era Group Inc. We are offering shares of the Class A common stock. Prior to this offering, there has been no public market for the shares of Class A common stock. We currently estimate that the initial public offering price will be between $             and $             per share. We intend to apply to list the shares on the New York Stock Exchange (“NYSE”) under the symbol “ERA.”

SEACOR Holdings Inc., or SEACOR, currently owns 100% of our outstanding common stock, and following consummation of this offering, SEACOR will continue to be our controlling stockholder. Following consummation of this offering, we will have two classes of authorized common stock: Class A common stock, which we are offering hereby, and Class B common stock. SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock, representing approximately     % of our total outstanding shares of common stock, without giving effect to any exercise of the underwriters’ option to purchase additional shares, as described below. The rights of the holders of Class A and Class B common stock are substantially identical, except with respect to voting and conversion. Specifically, the holders of Class B common stock shall be entitled to eight votes per share and the holders of Class A common stock shall be entitled to one vote per share. Accordingly, SEACOR will hold approximately     % of the combined voting power of our outstanding common stock upon completion of this offering. In addition, the shares of Class B common stock are automatically convertible into shares of Class A common stock upon specified events or, prior to a tax-fee spin-off, at the option of the holders of Class B common stock. The shares of Class A common stock are not convertible into any other shares of our capital stock.

Investing in our Class A common stock involves risks that are described in the “Risk Factors” section beginning on page 13 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters a 30-day option to purchase up to an additional shares of Class A common stock from us at the initial public offering price, less the underwriting discount, if the underwriters sell more than             shares of Class A common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about                     , 2011.

Goldman, Sachs & Co.

J.P. Morgan

Deutsche Bank Securities

Prospectus dated                     , 2011

You should rely only on the information contained in this prospectus. We have not and the underwriters have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Era and its respective logos are our trademarks. Solely for convenience, we refer to our trademarks in this prospectus without the ™ and ® symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications and other sources.

i

PROSPECTUS SUMMARY

Era Group Inc. (“Era”), a Delaware corporation and the registrant, is currently a wholly-owned subsidiary of SEACOR Holdings Inc. (“SEACOR”), a Delaware corporation. Prior to this offering, our business was referred to by SEACOR as its Aviation Services business segment. Following the closing of the offering, SEACOR will continue to be our majority stockholder. The consolidated financial statements and consolidated financial data included in this prospectus are the financial statements and financial data of Era. Unless the context requires otherwise, references in this prospectus to “Era,” “we,” “us,” “our company” or similar terms refer to Era Group Inc. and its subsidiaries.

This summary highlights selected information described more fully elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision with respect to our Class A common stock. You should pay special attention to the “Risk Factors” section of this prospectus for a discussion of factors you should consider before investing in our Class A common stock.

Our Company

We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the United States, which is our primary area of operations. In 2010, approximately 48% and 12% of our operating revenues were earned in the U.S. Gulf of Mexico and Alaska, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Mexico, the United Kingdom, Sweden, Spain, Indonesia and India. As of June 30, 2011, our fleet consisted of 177 helicopters, most of which were used to transport personnel to and from, and between, offshore installations, drilling rigs and platforms. In addition, as of June 30, 2011, we have placed orders for 16 new helicopters, most of which we expect to be delivered in 2011 and 2012. The primary users of our transport services are major integrated and independent oil and gas companies and U.S. government agencies. In 2010, approximately 73% of our operating revenues were derived from helicopter services provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide air medical services, firefighting support, flightseeing tours in Alaska and emergency search and rescue services. Although our operations historically have primarily served the U.S. offshore oil and gas industry, in recent years we have made efforts to reduce our dependence on this market and take advantage of the mobility and versatility of our helicopters to expand into other geographic regions and to serve other industries.

We believe a key factor in optimizing results of operations is to maintain a versatile, modern fleet. We believe our borrowing capacity under a new revolving credit facility that we expect to enter into immediately prior to this offering and our strong relationships with original equipment manufacturers (“OEMs”) will position us well to add new helicopters to our fleet and upgrade existing helicopters, thereby maintaining an asset base suitable for use within our own operations and for contract-leasing to other operators. We also leverage our strong relationships with OEMs to support growth in other services, such as selling specialty equipment and accessories for helicopters, and training. OEMs generally support the aircraft through the sale of aftermarket parts and often may be able to offer a lower initial purchase price because the aftermarket part sales can offset the lower initial purchase price. As a result, OEMs have a vested interest in aftermarket support and safety records.

We own and operate three classes of helicopters:

•

Heavy helicopters, which have twin engines and a typical passenger capacity of 19 to 22, are primarily used in support of the deepwater offshore oil and gas industry, frequently in harsh environments or in areas with long distances from shore, such as those in the North Sea and Australia. Heavy helicopters are also used to support search and rescue operations.

•

Medium helicopters, which mostly have twin engines and a typical passenger capacity of 12 to 15, are primarily used to support the offshore oil and gas industry, search and rescue and air medical services, firefighting activities and corporate uses.

•

Light helicopters, which may have single or twin engines and a typical passenger capacity of 4 to 9, are used to support a wide range of activities, including shallow water oil and gas exploration, development and production, the mining industry, power line and pipeline surveying, air medical services, tourism and corporate uses.

As of June 30, 2011, we owned or operated a total of 177 helicopters, consisting of seven heavy helicopters, 65 medium helicopters, 61 single engine light helicopters and 44 twin engine light helicopters. As of June 30, 2011, we had on order two heavy helicopters and 14 medium helicopters with options to purchase up to an additional 15 medium helicopters under our existing supply agreements.

The safety of our passengers and the maintenance of a safe working environment for our employees is our number one operational priority. Our customers subject our operations to regular audits and evaluate us based on our safety record and operational fitness and we believe our attention to safety is a critical element in obtaining and retaining customers.

We believe we have an excellent safety record and a strong safety culture throughout our organization. We have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) a Federal Aviation Administration (“FAA”) approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet.

We are a subsidiary of SEACOR, a NYSE-listed company that is in the business of owning, operating, investing in, and marketing equipment, primarily in the offshore oil and gas, industrial aviation and marine transportation industries. Following completion of this offering, SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock. Our amended and restated certificate of incorporation provides for a dual-class structure of our common stock. The shares of our Class A common stock, the class of stock we are selling in this offering, have one vote per share. The shares of our Class B common stock have eight votes per share. The Class A common stock is the only class of stock that will be publicly traded. Following consummation of this offering, SEACOR will own all of the issued and outstanding shares of our Class B common stock, and will hold approximately     % of the combined voting power of all of our issued and outstanding capital stock. In addition, the shares of Class B common stock are automatically convertible into shares of Class A common stock upon specified events or, prior to a tax-free spin-off, at the option of the holders of Class B common stock. The shares of Class A common stock are not convertible into any other shares of our capital stock.

SEACOR will continue to provide us with essential support functions, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management pursuant to the terms of a transition services agreement, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part. SEACOR also will provide us with certain corporate services pursuant to the transition services agreement, and we have negotiated an initial quarterly charge of $500,000 for these corporate services. The transition services agreement will continue until the earlier of when the provision of all services has been terminated at either our or SEACOR’s option or upon an event of default. We expect our operations will remain the same following the consummation of the offering. See “Certain Relationships and Related Party Transactions—Agreements with SEACOR—Transition Services Agreement.”

The Helicopter Services Industry

Helicopters are used for the transportation of personnel, light equipment and supplies for a wide variety of industries, including offshore oil and gas, tourism, construction, forestry, mining, recreation and travel. In addition, they provide mission-critical services to law enforcement, search and rescue, firefighting and medical services organizations. The helicopter industry is capital intensive. According to Flightglobal, an online provider of aerospace news and data (“Flightglobal”), in recent years, manufacturers delivered approximately 200 medium and 50 heavy helicopters per year, split between civilian and military customers, and orders for such helicopters are typically placed one to three years prior to the expected delivery. The helicopter industry is highly regulated and government-issued licenses and operating certificates must be obtained in order to operate aircraft within a specific country. The oil and gas industry is serviced by three global operators, including us, with fleets in excess of 150 helicopters and at least 15 regional operators with fleets of less than 50 helicopters, according to PFC Energy, Inc., a strategic advisor in the global energy industry (“PFC Energy”). As the offshore oil and gas industry has expanded, according to PFC Energy, demand for helicopters has increased because helicopters tend to be the primary form of transport for rig and platform crews and personnel providing special services during drilling operations. According to PFC Energy, as offshore drilling and production moves further offshore to deeper waters, it is expected that the industry will require additional helicopters to transport personnel and equipment to support larger, new infrastructure that operates at a higher level of activity. We do not believe, based on our industry experience, that our oil and gas industry customers will begin maintaining their own helicopter service operations because current industry trends primarily suggest that oil and gas companies are ceasing to operate their own fleets in favor of dedicated helicopter operators. However, the offshore oil and gas industry has historically been cyclical and is affected by prevailing oil and gas price levels, general economic conditions, and changes in governmental programs, permitting and spending, including the imposition of moratoriums on offshore deepwater drilling operations. The use of helicopters has also expanded into many other industries where the urgency and/or difficulty of access justify the costs. See “Industry and Market Data.”

Competitive Strengths

We believe the following are our key competitive strengths:

Blended contract-leasing and operating business model—We believe, based on our industry experience and understanding of the business models of our competitors, the combination of operating helicopters and contract-leasing helicopters to other operators is a distinctive business model in the helicopter services industry. We believe our operating business in the United States provides us a critical competitive benefit when offering helicopters to operators outside the United States. Our U.S. operations serve as a support center for clients outside of the United States and a market backstop when contracts end. Our contract-leasing activities, which accounted for approximately 24% of our revenues in 2010, enable us to reach new geographical markets, create diverse uses for our helicopters and help maintain higher utilization than would otherwise be feasible. In addition, we can penetrate these markets without the cost associated with setting up a full service, proprietary operation. Unlike financial leasing entities, we can work with clients that need aircraft for relatively short-term contracts. We also offer operational support, training, maintenance and access to our inventory of spare parts. We believe this blended business model allows for a more efficient deployment of our capital resources.

Our diverse and modern fleet—We have one of the largest U.S.-based helicopter fleets and one of the largest fleets of helicopters operating on a global basis. As of June 30, 2011, our fleet consisted of 177 helicopters, of which 126 were located in the United States and 51 in international markets. As of June 30, 2011, we had 16 new helicopters on order and options for up to an additional 15 helicopters. We believe our size allows us to purchase helicopters and spare parts on attractive terms. We have funded our investment in new helicopters, in part, through the sale of older aircraft and by using cash generated from operations and funds invested by our parent, SEACOR.

High quality workforce—We have a highly skilled workforce of pilots and mechanics. Our pilots average over 6,800 hours of flight experience and a significant number of them are qualified to operate more than one type of helicopter. Our mechanics average over 16 years of experience and receive ongoing training from both helicopter manufacturers and our in-house team of professional instructors.

Long-term customer relationships—We have strong, longstanding relationships with many of our key oil and gas industry customers and international clients. Our customers include major oil and gas companies such as Anadarko Petroleum Corporation, ExxonMobil Corporation and Shell Pipeline Company. We believe that our level of service, our technologically advanced fleet and our focus on safety have helped us establish and maintain our long-term customer relationships. As a result of our long-term customer relationships, we believe that these customers look to us first as they grow and expand their helicopter services needs.

Strong, experienced leadership team—Our executive management team has a broad range of domestic and international experience in the aviation industry. We believe this team has a proven track record of managing assets through market cycles and identifying, acquiring and integrating assets while maintaining efficient operations. Our management team has also been successful in maintaining strong relationships with our customers.

Relationship with SEACOR—Our relationship with SEACOR provides us with the opportunity to cross-market our aviation services to SEACOR’s customers that require aviation support for their offshore oil and gas activities as well as opportunities to employ helicopters in support of emergency responses, such as the 2010 earthquake in Haiti. In addition, SEACOR provides us, and following consummation of this offering will continue to provide us, with a number of essential support functions, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. SEACOR charges us for these services generally based on volume processed or units supported. In addition, SEACOR provides us with certain corporate services including executive oversight provided by SEACOR’s senior management team in areas such as corporate strategies, business development and financing, risk management related to our insurance programs, legal, accounting and tax, for which it charges us a quarterly fee. Upon consummation of this offering, SEACOR will continue to provide us with these corporate services pursuant to a transition services agreement. We expect our operations to remain the same following the consummation of the offering.

Ability to maintain liquidity—We believe that maintaining liquidity will enable us to take advantage of opportunities as they arise. We intend to enter into a $             million revolving credit facility immediately prior to this offering under which we expect to have availability of $             million after giving effect to the repayment of the advances we have received from SEACOR as described in “Recapitalization.” We expect that our new revolving credit facility will provide us with sufficient liquidity following this offering, and that we will no longer require advances from SEACOR. We believe that the liquidity that we maintain through cash flow from operations and borrowings under our new revolving facility will provide us with the financial flexibility to expand our fleet and pursue opportunities to grow our business and also provides a hedge against any future adverse market conditions.

Strategy

Our goal is to be a leading, cost effective global provider of helicopter transport and related services. The following are our key business strategies:

Expand into new and growing geographic markets—We believe there are significant opportunities in offshore oil and gas markets outside of the United States, and we continually seek to access these growth markets. Currently, our most significant effort to grow our business internationally is in Brazil. We recently acquired an interest in a local company servicing the Brazilian offshore oil and gas industry and to which we contract-lease helicopters and provide support services. We also have working relationships with operators in India, Argentina, China, Indonesia, Mexico and other foreign locations. We believe, based on our industry experience and understanding of the market and the competitive landscape, that several of these markets are underserved by larger multinational helicopter operators and as a result provide us with significant opportunities for growth.

Further develop contract-leasing opportunities—We believe contract-leasing helps to provide stable cash flow and access to emerging, international oil and gas markets in Australia, India, Southeast Asia and West Africa. We believe customers look to us for helicopter contract-leasing because they know we have a modern, efficient fleet, with a selection of helicopter models to meet their needs. We intend to continue to develop and grow our participation in international markets, where the fundamentals for helicopter demand are favorable, particularly to service offshore deepwater installations and new areas of exploration. We believe that the market for contract-leasing will continue to grow as smaller operators in developing areas prefer the limited financial commitments of contracting equipment over purchasing, which has become increasingly difficult for them given the reduction in capital being made available from financial institutions to these smaller operators. Under certain circumstances, we may elect to set up our own operations or acquire operating certificates if we believe there is sufficient opportunity in a market to warrant the cost and effort of us offering and overseeing a full service operation.

Continue selectively to expand and upgrade our versatile fleet—We regularly review our asset portfolio. We do this by assessing market conditions and changes in our customers’ demand for different helicopter models. As offshore oil and gas drilling and production move to deeper water in most parts of the world, we believe more medium and heavy helicopters, and new technology may be required in the future. We continually assess our fleet and adjust helicopters orders accordingly, ordering new equipment as demand dictates. See “Business—Equipment and Services.” We lease out, buy and sell equipment in the ordinary course of our business. We intend to continue to pursue opportunities to realize value from our fleet’s versatility by shifting assets between markets when circumstances warrant.

Pursue strategic acquisitions and joint ventures—Over the last few years, in addition to expanding and diversifying our fleet, we have grown our business and entered new markets through acquisitions and joint ventures. Since 2004, we have completed two business acquisitions and entered into several joint ventures and partnering arrangements. We regularly seek to identify potential acquisitions and joint venture opportunities. We believe that we have a successful track record of completing and integrating acquisitions, and structuring joint ventures.

Diversify sources of earnings—We seek to develop additional sources of earnings and expand beyond our traditional helicopter transport services in the oil and gas industry. Our Dart Holding Company Ltd. joint venture engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. Our Era Training Center LLC (“Era Training Center”) joint venture provides instruction, flight simulator and other training to our employees, pilots working for other helicopter operators, including our competitors, and government agencies.

We will continue to build upon the expertise, relationships and buying power in our operating businesses to develop other business opportunities and sources of revenue.

Risks Associated with Our Business

Our business is subject to numerous risks, as discussed more fully in the section entitled “Risk Factors” beginning on page 13 of this prospectus, which you should read in its entirety. In particular:

•	Demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry.

•	Demand for using helicopters is cyclical, not just due to cycles in the oil and gas business but also due to fluctuation in government programs and spending, as well as overall economic conditions.

•	We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and Alaska, which are mature exploration and production regions.

•	The helicopter industry is subject to intense competition.

•	Difficult economic and financial conditions could have a material adverse effect on us.

•	Failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.

•	We rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business and results of operations.

•	Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.

•	Operational risks including, but not limited to, adverse weather conditions, seasonality, and accidents could adversely impact our operations and in some instances, expose us to liability.

•	We face control and oversight risks associated with our international operations.

•	Tax and other legal compliance risks, including anti-corruption statutes, the violation of which may adversely affect our business and operations.

•	As long as we are owned by SEACOR, our ability to influence the outcome of matters requiring stockholder approval will be limited.

Relationship with SEACOR

We were acquired by SEACOR in 2004, and prior to this offering, conducted our business as SEACOR’s Aviation Services business segment. Our relationship with SEACOR provides us with the opportunity to cross-market our aviation services to SEACOR’s customers that require aviation support for their offshore oil and gas activities as well as opportunities to employ helicopters in support of emergency responses, such as the 2010 earthquake in Haiti. In addition, SEACOR provides us with a number of essential support functions, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. SEACOR charges us for these services based on volume processed or units processed. In addition, SEACOR provides us with certain corporate services including executive oversight provided by SEACOR’s senior management team in areas such as corporate strategies, business development and financing, risk management related to our insurance programs, legal, accounting and tax, for which it charges us a quarterly fee. Upon consummation of this offering, SEACOR will continue to provide us with these corporate services pursuant to a transition services agreement. We expect our operations to remain the same following the consummation of the offering. For a description of these agreements and other agreements we intend to enter into with SEACOR, see “Certain Relationships and Related Party Transactions—Agreements with SEACOR.” Following consummation of this offering, we also may incur direct fees for any additional services that we ask SEACOR to provide. We will be billed for these additional services based on hourly rates to be negotiated between us and SEACOR that will depend on the nature of the services to be provided. We may incur other corporate and operational costs to replace some of the services previously provided by SEACOR, which may be in addition to or higher than the cost previously allocated by SEACOR.

We currently participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections are forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor balances in cash on hand. As of June 30, 2011, our cash on hand was $1.7 million. Immediately prior to this offering, we intend to enter into a $             million revolving credit facility, and we expect to have $             million available after funding working capital needs and after the repayment of SEACOR advances as described in “—Recapitalization” below.

Immediately following the completion of this offering, without giving effect to any exercise of the underwriters’ option to purchase additional shares, SEACOR will not own any shares of our Class A common stock and will own all of our Class B common stock, representing approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of our outstanding common stock.

Recapitalization

As of                     , 2011, SEACOR had made aggregate advances to us of $             million. Additional advances made by SEACOR to us subsequent to that date are not expected to exceed $             million. In connection with this offering, SEACOR intends to contribute $             million of its aggregate advances as additional capital to us. We expect to use the net proceeds of this offering together with borrowings under our new revolving credit facility to repay to SEACOR the then remaining balance of these advances. For a description of the new revolving credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Recent Developments

Brazilian Joint Venture. On July 1, 2011, we acquired a 50% economic interest and 20% voting interest in Aeróleo Táxi Aéreo S/A (“Aeróleo”), a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry, for $4.8 million in cash. We also loaned Aeróleo $6.0 million at an interest rate of 6% per annum. The note requires monthly interest payments and matures in June 2013. Also on July 1, 2011, we, and our partner, contributed $4.8 million each to Era do Brazil LLC, a 50/50 joint venture. Era do Brazil LLC then immediately acquired a helicopter, subject to a lease to Aeróleo, from us for $11.5 million ($9.5 million in cash and a $2.0 million note payable). The note payable bears an interest rate of 7.0% per annum, requires 60 monthly principal and interest payments, and is secured by the aircraft and the Aeróleo lease.

Aircraft Purchases. As of June 30, 2011, we had placed orders for 16 new helicopters, consisting of two Eurocopter EC225 heavy helicopters, nine AgustaWestland AW139 medium helicopters and five AgustaWestland AW169 medium helicopters. One of the EC225s is scheduled to be delivered in 2011 and one in 2012. One of the AW139s was delivered in August 2011, five are scheduled to be delivered later in 2011 and three in 2012. Delivery dates for the AW169s have yet to be determined. In addition, we had outstanding options to purchase up to an additional 15 AW139 medium helicopters. If these options are exercised, the helicopters will be delivered beginning in 2012 through 2015. On August 10, 2011, we entered into a commitment to purchase three Eurocopter EC135 helicopters, one of which was delivered in August 2011 and the remaining two are scheduled to be delivered later in 2011. We expect to finance these acquisition costs through a combination of cash on hand, cash provided by operation activities and borrowings under our revolving credit facility.

Dart Joint Venture. On July 31, 2011, we and Eagle Copters LTD (“Eagle Copters”) contributed our ownership in Dart Helicopter Services, Inc. (formerly Dart Helicopter Services, LLC) to a newly formed Canadian entity, Dart Holding Company Ltd. (“Dart”), in which we each own a 50% interest. Eagle Copters also contributed to Dart its ownership in Dart Aerospace, Ltd. Dart is an international sales and manufacturing organization focused on after-market helicopter parts and accessories, with operations in both the United States and Canada.

Our Executive Offices

Our principal executive offices are located at 600 Airport Service Road, Lake Charles, Louisiana 70605, and our telephone number is (337) 478-6131. We have a website at www.erahelicopters.com. The information that appears on our website is not part of, and is not incorporated into, this prospectus.

The Offering

Class A common stock offered by us	shares.

Common stock to be outstanding following consummation of this offering:

Class A common stock	shares.

Class B common stock	shares.

Voting rights:

Class A common stock	Holders of Class A common stock are entitled to one vote for each share held, representing in the aggregate approximately % of the combined voting power of our outstanding common stock after giving effect to this offering.

Class B common stock	Holders of Class B common stock are entitled to eight votes for each share held, representing in the aggregate approximately % of the combined voting power of our outstanding common stock after giving effect to this offering.

Shares subject to the underwriters’ option to purchase additional shares of Class A common stock	We have granted the underwriters a 30-day option to purchase up to an additional shares of Class A common stock from us at the initial public offering price less the underwriting discount if the underwriters sell more than shares of Class A common stock in this offering.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million, assuming the shares are offered at $ (the midpoint of the price range set forth on the cover of this prospectus). We expect to use the net proceeds of this offering to repay a portion of advances we have received from SEACOR. See “Recapitalization” and “Use of Proceeds.”

Dividend policy	We do not anticipate paying any dividends on our common stock in the foreseeable future. See “Dividend Policy.”

Risk factors	Investing in our Class A common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before investing in our Class A common stock.

Proposed NYSE symbol	“ERA”

The number of shares of Class A common stock and Class B common stock outstanding following consummation of this offering includes the             to             stock split of our outstanding shares of Class B common stock that were issued in exchange for our no par value common stock; and excludes:

•	shares of Class A common stock issuable upon exercise of stock options to be issued in connection with this offering;

•	shares of Class A common stock issuable upon settlement of restricted stock units to be issued in connection with this offering; and

•	shares of our Class A common stock reserved for future grants under our compensation plans.

Unless otherwise indicated, the information in this prospectus assumes the following:

•	no exercise of the underwriters’ option to purchase up to additional shares of Class A common stock from us; and

•	an initial public offering price of $ per share, the midpoint of the price range set forth on the cover of this prospectus.

Summary Historical Consolidated Financial and Other Data

The following tables set forth the summary historical and adjusted consolidated financial data for the periods indicated. We derived the summary consolidated financial data presented below as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 from our audited consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for subsequent periods.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Historical
	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$124,648	$112,708	$235,366	$235,667	$248,627

Costs and Expenses:
Operating	75,922	72,567	147,233	147,955	181,490
Administrative and general	13,249	11,482	25,798	21,396	20,130
Depreciation	24,309	21,175	43,351	37,358	36,411

	113,480	105,224	216,382	206,709	238,031

Gains on Asset Dispositions and Impairments, Net	8,366	469	764	316	4,883

Operating Income	19,534	7,953	19,748	29,274	15,479

Other Income (Expense):
Interest income	100	44	109	52	217
Interest expense	(579)	(19)	(94)	(13)	(5)
Interest expense on advances from SEACOR	(12,299)	(10,729)	(21,437)	(20,328)	(12,963)
SEACOR management fees	(5,186)	(2,128)	(4,550)	(5,481)	(5,681)
Derivative gains (losses), net	(501)	(62)	(118)	266	274
Foreign currency gains (losses), net	691	(1,596)	(1,511)	1,439	271
Other, net	—	—	50	—	38

	(17,774)	(14,490)	(27,551)	(24,065)	(17,849)

Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	1,760	(6,537)	(7,803)	5,209	(2,370)

Income Tax Expense (Benefit):
Current			(46,315)	(29,409)	(16,460)
Deferred			42,014	32,292	16,116

	653	(2,340)	(4,301)	2,883	(344)

Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	1,107	(4,197)	(3,502)	2,326	(2,026)
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	955	(717)	(137)	(487)	(461)

Net Income (Loss)	$2,062	$(4,914)	$(3,639)	$1,839	$(2,487)

	Historical
	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands, except share data)
Earnings (Loss) Per Common Share:
Basic Earnings (Loss) Per Common Share	$2,062.00	$(4,914.00)	$(3,639.00)	$1,839.00	$(2,487.00)

Weighted Average Common Shares Outstanding	1,000	1,000	1,000	1,000	1,000

Pro Forma Income (Loss) Loss Per Common Share (unaudited) (1):
Basic Earnings (Loss) Per Common Share

Weighted Average Common Shares Outstanding

Other Financial Data:
EBITDA (2)	$39,802	$24,625	$56,833	$62,369	$46,331

	As of June 30, 2011		As of December 31,
	Actual	Pro Forma as Adjusted (3)	2010	2009
	(in thousands)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$1,740	$	$3,698	$7,309
Receivables	50,743		41,157	40,211
Inventories	24,788		23,153	19,355
Prepaid expenses	2,939		2,077	1,944
Deferred income taxes	1,672		1,672	221

Total current assets	81,882		71,757	69,040

Property and Equipment, Net	629,619		612,078	523,195
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,341		27,912	26,712
Goodwill	352		352	352
Other Assets	9,960		6,925	7,857

	$757,154	$	$719,024	$627,156

Current Liabilities	31,221		29,172	20,408
Advances from SEACOR	461,002		355,952	347,564
Deferred Income Taxes	127,751		127,799	84,397
Long-Term Debt	34,492		35,885	—
Deferred Gains and Other Liabilities	6,585		6,623	7,291
Total Stockholder Equity	96,103		163,593	167,496

	$757,154	$	$719,024	$627,156

(1)

The pro forma basic earnings (loss) per common share for the year ended December 31, 2010 and the six months ended June 30, 2011 have been computed to give effect, at the beginning of each of those periods, to the Company’s recapitalization and its initial public offering. Net income (loss) as reported was adjusted, net of tax, to reduce interest expense by $             million and $             million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, for interest charges associated with the $             million in aggregate advances from SEACOR that will be contributed to the Company and that will be repaid to SEACOR with the net proceeds from the Company’s initial public offering. In addition, net income (loss) as reported was adjusted, net of tax, to reduce SEACOR management fees by $             million and $             million for the year ended December 31, 2010 and the six months ended

June 30, 2011, respectively, to align with charges that will be billed post initial public offering in accordance with the transition services agreement between the Company and SEACOR. The weighted average common shares outstanding for the year ended December 31, 2010 and the six months ended June 30, 2011 have been computed as the total of the Company’s Class A and Class B common stock outstanding upon the consummation of the initial public offering.
(2)	We present Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) in this prospectus to provide investors with a supplemental measure of our operating performance. Interest, in this case, includes interest income, interest expense and interest expense on advances from SEACOR. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”). Accordingly, it should not be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements, such as debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because the definition of EBITDA (or similar measures) may vary among companies and industries, it may not be comparable to other similarly titled measures used by other companies.

Management uses EBITDA as a performance metric for internal monitoring and planning purposes, including the presentation of our annual operating budget and quarterly operating reviews, and to facilitate analysis of investment decisions. In addition, the EBITDA performance metric allows us to evaluate profitability and make performance trend comparisons between us and our competitors. Further, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

The following table provides a reconciliation of Net Income (Loss), the most directly comparable GAAP measure, to EBITDA for the historical periods presented:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Net Income (Loss)	$2,062	$(4,914)	$(3,639)	$1,839	$(2,487)
Depreciation	24,309	21,175	43,351	37,358	36,411
Interest Income	(100)	(44)	(109)	(52)	(217)
Interest Expense	579	19	94	13	5
Interest Expense on Advances from SEACOR	12,299	10,729	21,437	20,328	12,963
Income Tax Expense (Benefit)	653	(2,340)	(4,301)	2,883	(344)

EBITDA	$39,802	$24,625	$56,833	$62,369	$46,331

(3)	We present certain items on a pro forma as adjusted basis to give effect to (a) the capital contribution by SEACOR of $ million of advances we have received from SEACOR, (b) costs incurred in connection with our new $ million revolving credit facility, (c) the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay a portion of advances we have received from SEACOR, as described under “Use of Proceeds,” and (d) the borrowing of $ million under our new revolving credit facility to fund working capital needs and repay our remaining advances from SEACOR outstanding as of June 30, 2011. The pro forma as adjusted amounts do not give effect to the additional advances from SEACOR that we have received since June 30, 2011, which are not expected to exceed $ million, or additional borrowings under our new revolving credit facility that will be used to repay such advances.

RISK FACTORS

An investment in our Class A common stock involves a high degree of risk. You should carefully consider the following risks, as well as the other information contained in this prospectus, before making an investment in our company. If any of the following risks actually occur, our business, results of operations or financial condition may be adversely affected. In such an event, the trading price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business and Industry

Demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry.

In 2010, approximately 73% of our operating revenues were generated by the provision of helicopter services to companies engaged in offshore oil and gas exploration, development and production activities, primarily in the U.S. Gulf of Mexico and Alaska. Demand for our services and our results of operations are significantly impacted by levels of activity in that region. These levels of activity have historically been volatile. This volatility is likely to continue in future periods. The level of offshore oil and natural gas exploration, development and production activity is not only likely to be volatile, but it is also subject to factors beyond our control, including:

•	general economic conditions;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	assessments of offshore drilling prospects compared with land-based opportunities;

•	the cost of exploring for, producing and delivering oil and natural gas offshore;

•	worldwide demand for energy, petroleum products and chemical products;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	federal, state, local and international political conditions, and policies including cabotage, local content, exploration and development of oil and gas reserves;

•	technological advancements affecting exploration, development, energy production and consumption;

•	weather conditions;

•	environmental regulation;

•	regulation of drilling activities and the availability of drilling permits and concessions; and

•	the ability of oil and natural gas companies to generate or otherwise obtain funds for offshore oil and gas exploration, development and production.

We are in a cyclical business.

Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels, fluctuations in government programs and spending and general economic conditions. Changes in commodity prices can have a significant effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our helicopters being idle for long periods of time. A prolonged significant downturn in oil and natural gas prices, or increased regulation containing onerous compliance requirements, are likely to cause a substantial decline in expenditures for exploration, development and production activity, which would result in a decline in demand and lower rates for our services. Similarly, the government agencies with which we do business could face budget cuts or limit spending, which would also result in a decline in demand and lower rates for our services. These changes could adversely affect our business, financial condition and results of operations.

We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and Alaska, which are mature exploration and production regions.

In 2010, our operating revenues were derived from helicopter services provided to clients primarily involved in oil and gas activities in the U.S. Gulf of Mexico and Alaska, representing approximately 48% and 12%, respectively, of operating revenues. The U.S. Gulf of Mexico and Alaska are mature exploration and production regions that have undergone substantial seismic survey and exploration activity for many years. Because a large number of oil and gas properties in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. We believe that the production from these mature oil and gas properties is declining and that the future production may decline to the point that such properties are no longer economically viable to operate, in which case, our services with respect to such properties will no longer be needed. Oil and gas companies may not identify sufficient additional drilling sites to replace those that become depleted. If activity in oil and gas exploration, development and production in either the U.S. Gulf of Mexico or Alaska materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

The helicopter industry is subject to intense competition.

The helicopter industry is highly competitive. In the United States, we face competition for business in the oil and gas industry from three major operators, Bristow Group Inc. (“Bristow”), PHI, Inc. and Rotorcraft Leasing Company LLC. We also face potential competition from customers that establish their own flight departments and smaller operators that can, with access to capital, expand their fleets and operate more sophisticated and costly equipment. In providing air medical transport services, we face competition from Air Methods Corporation and PHI, Inc. and many other operators. In our international markets, we face competition from local operators in countries where foreign regulations may require that contracts be awarded to local companies owned by nationals. We also face competition from operators that may have better recognized reputations in some of those markets. In addition, we compete with other providers of medical air transport, search and rescue, firefighting and flightseeing services, as well as leasing companies in various markets.

Chartering of helicopters usually involves an aggressive bidding process or intense negotiations. To qualify for work in most instances, an operator must have an acceptable safety record, demonstrated reliability, and the requisite equipment for the job, as well as sufficient resources to provide coverage when primary equipment comes out of service for maintenance. Companies that can satisfy these criteria and meet these needs are invited to bid for work. Customers typically make their final choice based on the best price available for the aircraft that is needed in the time frame that is mandated by their need. If we were unable to satisfy the criteria to participate in bids, we would be unable to compete effectively and our business, financial condition and results of operations would be materially and adversely affected.

Following this offering, we no longer expect to receive funds from SEACOR, which could adversely affect our ability to maintain our fleet and compete effectively in our markets.

We currently participate in a cash management program whereby certain of our operating and capital expenditures, including funds for our investments in new helicopters, are funded through advances from SEACOR. Following this offering, we do not expect to receive additional advances from SEACOR and will depend on cash generated from our own operations or from equity or debt offerings and our new revolving credit facility, to fund our investments in our fleet, purchase new helicopters, fund our operations or joint ventures and make acquisitions or investments. If we are unable to generate sufficient cash from operations or obtain adequate financing on commercially reasonable terms, on a timely basis or at all, our ability to invest in our business or fund our business strategy may be limited and may materially and adversely affect our ability to compete effectively in our markets.

Difficult economic and financial conditions could have a material adverse effect on us.

The financial results of our business are both directly and indirectly dependent upon economic conditions throughout the world, which in turn can be impacted by conditions in the global financial markets. These factors are outside our control and changes in circumstances are difficult to predict. Uncertainty about global economic conditions may lead businesses to postpone spending in response to tighter credit and reductions in income or asset values, which may lead many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Weak economic activity may lead government customers to cut back on services. Factors such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws (including laws relating to taxation), trade barriers, commodity prices, currency exchange rates and controls, and national and international political circumstances (including wars, terrorist acts or security operations) could have a material adverse effect on our business and investments, which could reduce our revenues, profitability and value of our assets. These factors (including the failure of lenders participating in our new revolving credit facility to fulfill their commitments and obligations) may also adversely affect our liquidity and our financial condition, and the business, liquidity and financial condition of our customers. Adverse liquidity conditions for our customers could negatively impact their capital investment activity. In addition, periods of poor economic conditions could increase our ongoing exposure to credit risks on our accounts receivable balances. We have procedures that are designed to monitor and limit exposure to credit risk on our receivables; however, there can be no assurance that such procedures will effectively limit our credit risk and avoid losses. This could have a material adverse effect on our business, financial condition and results of operations.

For example, a slowdown in economic activity could reduce worldwide demand for energy and result in an extended period of lower oil and natural gas prices. Demand for our services depends on oil and natural gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. A reduction in oil and natural gas prices could depress the activity levels of oil and gas companies, which in turn would reduce demand for our services. Perceptions of longer-term lower oil and natural gas prices by oil and gas companies can similarly further reduce or defer major expenditures given the long-term nature of many large-scale development projects. Lower levels of activity can result in a corresponding decline in the demand for our services, which could have a material adverse effect on our revenue and profitability. Unstable economic conditions or turmoil in financial markets may also increase the volatility of our stock price.

Failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.

Our customers consider safety and reliability a primary concern in selecting a helicopter service provider. We must maintain a record of safety and reliability that is acceptable to, and in certain instances is contractually required by, our customers. In an effort to maintain an appropriate standard, we incur considerable costs to maintain the quality of (i) our safety program, (ii) our training programs and (iii) our fleet of helicopters. For example, we have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) an FAA approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet. We cannot assure you that our safety program or our other efforts will provide an adequate level of safety or an acceptable safety record. If we are unable to maintain an acceptable safety record, we may not be able to retain existing customers or attract new customers, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business, financial condition and results of operations.

We derive a significant portion of revenues from a limited number of oil and gas exploration, development and production companies and government agencies. Specifically, services provided to Anadarko Petroleum Corporation, U.S. government agencies, primarily the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”), and Aeróleo accounted for 11%, 11% and 10% of our revenues, respectively, for the year ended December 31, 2010. The portion of our revenues attributable to any single customer may change over time, depending on the level of activity by any such customer, our ability to meet the customer’s needs and other factors, many of which are beyond our control. In addition, most of our contracts with our customers can be cancelled on relatively short notice and do not commit our customers to acquire specific amounts of services. The loss of business from any of our significant customers could have a material adverse effect on our business, financial condition and results of operations.

Our customers include U.S. government agencies that are dependent on budget appropriations, which may fluctuate and, as a result, limit their ability to use our services.

U.S. government agencies, primarily BOEMRE, are among our key customers and accounted for approximately 11% of our revenues for the year ended December 31, 2010. Government agencies receive funding through budget appropriations, which are determined through the political process, and as a result, funding for the agencies with which we do business may fluctuate. Recently, there has been increased Congressional scrutiny of discretionary program spending by the U.S. government in light of concerns over the size of the National debt. In August 2011, Congress reached an agreement to raise the U.S. debt ceiling in order to avoid financial default of the U.S. government. This agreement requires the elimination of more than $2 trillion in federal spending over the next decade. Although the details of these spending cuts remain unclear, lawmakers have discussed the need to cut or impose caps on discretionary spending in coming years, which could mean budget cuts to federal agencies to which we provide services. If any of these agencies, particularly BOEMRE, experience reductions in their budgets or if they change their spending priorities, their ability or willingness to spend on helicopter operations may decline, and they may substantially reduce or cease using our services, which could have a material adverse effect on our business, financial condition and results of operations.

Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.

Many of our customers are major integrated oil and gas companies or independent oil and gas exploration, development and production companies. In recent years, these companies have undergone substantial consolidation, and additional consolidation is possible. Consolidation results in fewer companies to charter or contract for our services, and in the event one of our customers combines with a company that is using the services of one of our competitors, the combined company could decide to use the services of that competitor or another provider. Also, merger activity among both major and independent oil and natural gas companies affects exploration, development and production activity as the consolidated companies initially put projects on hold while integrating operations. Consolidation may also result in an exploration and development budget for a combined company that is lower than the total budget of both companies before consolidation. Reductions in budgets could adversely affect demand for our services and our results of operations.

The implementation by our customers of cost-saving measures could reduce the demand for our services.

Oil and gas companies are continually seeking to implement measures aimed at cost savings. These measures can include efforts to improve efficiencies and reduce costs by reducing headcount or finding less expensive means for moving personnel offshore. Reducing headcount, changing rotations for personnel working offshore, therefore requiring fewer trips to and from installations, or using marine transport, are some, but not all of the possible initiatives that could result in reduced demand for our helicopter transport services. In addition, customers could establish their own helicopter operations or devise other transportation alternatives. The continued implementation of these kinds of measures could reduce the demand for helicopter services provided by independent operators like us, and could have a material adverse effect on our business, financial condition and results of operations.

Operational risks including, but not limited to, equipment failure and negligence could adversely impact our results of operations and in some instances, expose us to liability.

The operation of helicopters is subject to various risks, including catastrophic disasters, crashes, adverse weather conditions, mechanical failures and collisions, which may result in loss of life, personal injury and/or damage to property and equipment. Our helicopters have been involved in accidents in the past, some of which included loss of life, personal injury and property damage. Certain models of helicopters that we operate have also experienced incidents while operated by third parties. We, or third parties operating our helicopters, may experience accidents in the future. These risks could endanger the safety of both our own and our customers’ personnel, equipment, cargo and other property, as well as the environment. If any of these events were to occur with equipment that we operate or contract-lease to third parties, we could be held liable for the resulting damages, and also experience loss of revenues, termination of charter contracts, higher insurance rates, and damage to our reputation and customer relationships. If other operators experience incidents with helicopter models that we also operate or contract-lease, obligating us to take such helicopters out of service until the cause of the incidents is rectified, we would lose revenue and might lose customers. In addition, safety issues experienced by a particular model of helicopter could result in customers refusing to use a particular helicopter model or a regulatory body grounding that particular helicopter model. The value of the helicopter model might also be permanently reduced in the market if the model were to be considered less desirable for future service.

Weather and seasonality can impact our results of operations.

A significant portion of our revenues is dependent on actual flight hours. Prolonged periods of adverse weather and storms can adversely impact our operations and flight hours. The fall and winter months generally have more days of adverse weather conditions than the other months of the year, with poor visibility, high winds, and heavy precipitation in some areas. While some of our helicopters are equipped to fly at night, we generally do not do so. Operations servicing offshore oil and gas transport of passengers, and also other non-emergency operations, are generally conducted during daylight hours. During winter months there are fewer daylight hours, particularly in Alaska. Flight hours, and therefore revenues, tend to decline in the winter. In addition, oil and gas exploration activity in Alaska decreases during the winter months due to the harsh weather conditions. Our operations in the U.S. Gulf of Mexico may also be adversely affected by weather. Tropical storm season runs from June through November. Tropical storms and hurricanes limit our ability to operate our helicopters in the proximity of a storm, reduce oil and gas exploration, development and production activity, add expenses to secure equipment and facilities and require us to move assets out of the path of a storm. Despite our efforts to plan for storms and secure our equipment, we may suffer damage to our helicopters or our facilities, thereby reducing our ability to provide our services. In addition, these factors also result in seasonal impacts on our business and results of operations.

Our operations depend on facilities we use throughout the world. These facilities are subject to physical and other risks that could disrupt production.

Our facilities could be damaged or our operations could be disrupted by a natural disaster, labor strike, war, political unrest, terrorist activity or a pandemic. We operate numerous bases in and along the U.S. Gulf of Mexico and we are particularly exposed to risk of loss or damage from hurricanes in that region. In addition, our operations in Alaska (including our fixed based operation (“FBO”) business at Ted Stevens Anchorage International Airport) are at risk from earthquake activity. In particular, we have fuel tanks at our FBO facility with approximately 200,000 gallons of fuel storage capacity, all of which could be substantially damaged or compromised due to an earthquake. Although we have obtained property damage insurance, a major catastrophe such as a hurricane, earthquake or other natural disaster at any of our sites, or significant labor strikes, work stoppages, political unrest, war or terrorist activities in any of the areas where we conduct operations, could result in a prolonged interruption or stoppage of our business or material sub-parts of it. Any disruption resulting from these events could cause the loss of sales and customers. Our insurance may not adequately compensate us for any of these events.

A shortfall in availability of raw materials, components, parts and subsystems required for the repair and maintenance of our helicopters could adversely affect us, as would cost increases imposed by suppliers if they cannot be passed on to customers or if our equipment has been committed to contracts without coverage for escalating expenses.

In connection with the required routine repairs and maintenance that we perform or are performed by others on our helicopters, we rely on seven key vendors (Agusta Aerospace Corporation, Sikorsky Aircraft Corporation,

American Eurocopter Corp., Bell Helicopter Textron Inc., Pratt and Whitney Canada, Turbomea USA, Inc. and Honeywell International), for the supply and overhaul of components on our helicopters. Those vendors have historically been the manufacturers of these components and parts, and their factories tend to work at or near full capacity supporting the helicopter production lines for new equipment. This leaves little capacity for the production of parts requirements for maintenance of our helicopters. The tight production schedules, as well as new regulatory requirements, the availability of raw materials or commodities, or the need to upgrade parts or product recalls can add to backlogs, resulting in key parts being in limited supply or available on an allocation basis. To the extent that these suppliers also supply parts for helicopters used by the U.S. military, parts delivery for our helicopters may be delayed during periods in which there are high levels of military operations. Any shortages could have an adverse impact on our ability to repair and maintain our helicopters. Our inability to perform timely repair and maintenance could result in our helicopters being underutilized, which could have an adverse impact on our results of operations. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to repair and maintain our helicopters. Although every effort is made to mitigate such impact, this may pose a risk to our results of operations. In addition, supplier cost increases for critical helicopter components and parts can also adversely impact our results of operations. Cost increases are passed through to our customers through rate increases where possible, including as a component of contract escalation charges. However, as certain of our contracts are long-term in nature and may not have escalation or escalation may be tied to an index, which may not increase as rapidly as the cost of parts, we may see our margins erode. As many of our helicopters are manufactured by two European based companies the cost of spare parts could be impacted by changes in currency exchange rates.

Consolidation in the helicopter parts industry could affect the service and operation of our helicopters.

We rely on a limited number of helicopter parts suppliers and distributors to provide spare parts for our helicopters. A reduction in the number of helicopter parts suppliers could interrupt or delay the supply of helicopter components, adversely affecting our ability to meet service commitments to our customers and could cause us to lose opportunities with existing and new customers. We might not be able to qualify or identify alternative suppliers in a timely fashion, or at all. Consolidations involving suppliers could further reduce the number of alternative suppliers for us and increase the cost of components. An increase in our cost of components could make us less competitive, result in lower margins and adversely affect our business, financial condition and results of operations.

Our future growth may be impacted by our ability to expand into markets outside of the U.S. Gulf of Mexico and Alaska.

Our future growth will depend on our ability to expand into markets outside of the United States. Expansion of our business depends on our ability to operate in these other regions.

Expansion of our business outside of the U.S. Gulf of Mexico and Alaska may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign governments.

We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate or wish to operate. If we are unable to continue to operate or obtain and retain contracts in markets outside of the U.S. Gulf of Mexico and Alaska, our future business, financial condition and results of operations may be adversely affected, and our operations outside of the U.S. Gulf of Mexico and Alaska may not grow.

Our operations in the U.S. Gulf of Mexico were adversely impacted by the Deepwater Horizon drilling rig incident and resulting oil spill, and may be adversely impacted by proposed legislation and resulting litigation in response to that incident.

On April 22, 2010, the Deepwater Horizon, a semi-submersible deepwater drilling rig operating in the U.S. Gulf of Mexico, sank after an apparent blowout and fire resulting in a significant flow of hydrocarbons from the BP Macondo well. On May 28, 2010, the U.S. Department of Interior imposed a six-month moratorium on offshore deepwater drilling operations, the enforcement of which was preliminarily enjoined, and on July 12, 2010, the U.S. Department of Interior imposed another similar moratorium, which was set to expire November 30, 2010. As a result, deepwater drilling operations in the U.S. Gulf of Mexico were suspended and a number of drilling rigs moved to other markets. On October 12, 2010, the U.S. Department of Interior lifted the moratorium on deepwater drilling. However, the U.S. Department of Interior has issued only a small number of permits related to the drilling of new exploratory wells in the deepwater of the U.S. Gulf of Mexico following the lifting of the moratorium. It is not possible to estimate whether or when drilling operations in the U.S. Gulf of Mexico will return to activity levels comparable to those of years prior to the incident and the resulting moratorium, due to uncertainties surrounding the timing of the issuance of drilling permits, new regulations related to drilling operations, litigation associated with the issuance of permits and the availability of rigs suitable for drilling prospects in this region.

In addition, our operations in the U.S. Gulf of Mexico, which, along with those of certain of our customers, may be adversely impacted by, among other factors:

•

the additional safety and certification requirements for drilling activities required for the approval of development and production activities and the delayed approval of applications to drill in both deep and shallow-water areas;

•	the suspension, stoppage or termination by customers of existing contracts and the demand by customers for new or renewed contracts in the U.S. Gulf of Mexico and other affected regions;

•	unplanned customer suspensions, cancellations, rate reductions, non-renewals of commitments to charter aviation equipment or failures to finalize commitments to charter aviation equipment;

•	new or additional government regulations and laws concerning drilling operations in the U.S. Gulf of Mexico and other regions;

•	the cost or availability of relevant insurance coverage; and

•	adverse weather conditions and natural disasters including, but not limited to, hurricanes and tropical storms.

Any one or a combination of these factors could reduce revenues, increase operating costs and have a material adverse effect on our business, financial condition and results of operations.

Increased fuel costs may have a material adverse effect on our business, financial condition and results of operations.

Fuel is essential to the operation of our helicopters and to our ability to carry out our transport services and is a key component of our operating expenses. The high cost of fuel can increase the cost of operating our helicopters. Any increased fuel costs may negatively impact our net sales, margins, operating expenses and results of operations. Although we have been able to pass along a significant portion of increased fuel costs to our customers in the past, we cannot assure you that we can do so again if another prolonged period of high fuel costs occurs. In recent months, fuel costs have increased, and remained higher than historical levels, as a result of, among other things, political turmoil in the Middle East and North Africa. If fuel costs continue to increase in the future or remain at relatively high levels, we may experience difficulties in passing all or a portion of these costs along to our customers, which may have a material adverse effect on our business, financial condition and results of operations.

Our contracts generally can be terminated or downsized by our customers without penalty.

Many of our operating contracts and charter arrangements in the U.S. Gulf of Mexico and Alaska contain provisions permitting early termination by the customer for any reason, generally without penalty, and with limited notice requirements. This is also true for a number of our international contracts. In addition, many of our contracts permit our customers to decrease the number of helicopters under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts. The termination of contracts by our significant customers or the decrease in their usage of our helicopter services could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to obtain work on acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

As of June 30, 2011, we had placed orders for 16 new helicopters, 11 of which are scheduled to be delivered through 2012. Delivery dates for the remaining five helicopters have yet to be determined. Many of our new helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract, many of these contracts are short-term, requiring us to seek renewals frequently. We also expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.

In order to grow our business, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of our existing stockholders may result. If we raise additional debt financing, we will incur additional interest expense and the terms of such debt may be at less favorable rates than existing debt and could require the pledge of assets as security or financial and/or operating covenants that affect our ability to conduct our business. If funding is insufficient at any time in the future, we may be unable to acquire additional helicopters, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business, financial condition and results of operations.

Our dependence on a small number of helicopter manufacturers poses a significant risk to our business and prospects, including our ability to execute our growth strategy.

Although our fleet includes equipment from all four of the major helicopter manufacturers, our current fleet expansion and replacement needs rely on contracts with two manufacturers. If any of the manufacturers with whom we contract face production delays due to, for example, natural disasters, labor strikes or unavailability of skilled labor, we may experience a significant delay in the delivery of previously ordered helicopters. During these periods, we may not be able to obtain additional helicopters with acceptable pricing, delivery dates or other terms. Delivery delays or our inability to obtain acceptable helicopters would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our customers and execute our growth strategy. In addition, lack of availability of new helicopters resulting from a backlog in orders could result in an increase in prices for certain types of used helicopters. Furthermore, regulatory authorities may require us to temporarily or permanently remove certain helicopter models from service following certain incidents such as crashes or accidents.

Our dependence on a small number of vendors of spare parts poses a significant risk to our business and prospects, including our ability to maintain our existing fleet.

We rely on a few key vendors for the supply and overhaul of components fitted to our aircraft. To the extent that these suppliers also supply parts for aircraft used by the U.S. military, parts delivery for our aircraft may be delayed during periods in which there are high levels of military operations. In addition, to the extent that certain parts are subject to recalls, are the potential cause of an accident or are otherwise determined to be unsafe, delivery of replacement parts for our aircraft may be delayed while demand by the industry as a whole is satisfied. Such conditions can result in backlogs in manufacturing schedules and some parts being in limited supply from time to time, which could have an adverse impact upon our ability to maintain and repair our aircraft. Our inability to perform timely maintenance and repairs may result in our aircraft being underutilized, which could have an adverse impact on our operating results.

Adverse results of legal proceedings could have a material adverse effect on us.

We are subject to, and may in the future be subject to, a variety of legal proceedings and claims that arise out of the ordinary conduct of our business. Results of legal proceedings cannot be predicted with certainty. Irrespective of their merits, legal proceedings may be both lengthy and disruptive to our operations and may cause significant expenditure and diversion of management attention. We may be faced with significant monetary damages or injunctive relief against us that could have a material adverse effect on a portion of our business operations or a material adverse effect on our financial condition and results of operations.

We may undertake one or more significant corporate transactions that may not achieve their intended results, may adversely affect our financial condition and our results of operations or result in unforeseeable risks to our business.

We continuously evaluate the acquisition of operating businesses and assets and may in the future undertake one or more significant transactions. Any such transaction could be material to our business and could take any number of forms, including mergers, joint ventures, investments in new lines of business and the purchase of equity interests. The consideration for such transactions may include, among other things, cash, common stock or equity interests in us or our subsidiaries, or a contribution of equipment to obtain equity interests, and in conjunction with a transaction we might incur additional indebtedness. We also routinely evaluate the benefits of disposing certain of our assets. Such dispositions could take the form of asset sales, mergers or sales of equity interests.

These transactions may present significant risks such as insufficient revenue to offset liabilities assumed, potential loss of significant revenues and income streams, increased or unexpected expenses, inadequate return of capital, regulatory or compliance issues, the triggering of certain covenants in our debt instruments (including accelerated repayment) and unidentified issues not discovered in due diligence. In addition, such transactions could distract management from current operations. As a result of the risks inherent in such transactions, we cannot guarantee that any such transaction will ultimately result in the realization of its anticipated benefits or that it will not have a material adverse impact on our business, financial condition or results of operations. If we were to complete such an acquisition, disposition, investment or other strategic transaction, we may require additional debt or equity financing that could result in a significant increase in our amount of debt or the number of outstanding shares of our common stock.

We are subject to risks associated with our international operations.

We operate and contract-lease helicopters in international markets. During the year ended December 31, 2010, approximately 24% of our operating revenues resulted from our international operations. We expect to increase our international operations in the future. Our international operations are subject to a number of risks, including:

•	political conditions and events, including embargoes;

•	restrictive actions by U.S. and foreign governments, including in Brazil, India, Indonesia, Sweden and Spain, that could limit our ability to provide services in those countries;

•	the imposition of withholding or other taxes on foreign income, tariffs or restrictions on foreign trade and investment;

•	adverse tax consequences;

•	limitations on repatriation of earnings or currency exchange controls and import/export quotas;

•	nationalization, expropriation, asset seizure, blockades and blacklisting;

•	limitations in the availability, amount or terms, of insurance coverage;

•	loss of contract rights and inability to adequately enforce contracts;

•	political instability, war and civil disturbances or other risks that may limit or disrupt markets, such as terrorist attacks, piracy and kidnapping;

•	fluctuations in currency exchange rates, hard currency shortages and controls on currency exchange that affect demand for our services and our profitability;

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potential noncompliance with a wide variety of laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), and similar non-U.S. laws and regulations, including the U.K. Bribery Act 2010 (the “UKBA”);

•	labor strikes;

•	changes in general economic and political conditions;

•	adverse changes in foreign laws or regulatory requirements, including those with respect to flight operations and environmental protections; and

•	difficulty in staffing and managing widespread operations.

If we are unable to adequately address these risks, we could lose our ability to operate in certain international markets and our business, financial condition and results of operations could be materially and adversely affected.

There are risks associated with our debt structure.

Our ability to meet our debt service obligations is dependent upon our results of operations, which are subject to general economic conditions, industry cycles, seasonality and other factors, some of which may be beyond our control. We intend to enter into a $             million revolving credit facility immediately prior to this offering, and we expect this new revolving credit facility to contain certain customary restrictive covenants. Following this offering, we expect to have $             million of indebtedness outstanding. Our debt levels and the terms of our indebtedness may limit our liquidity and our ability to obtain additional financing and pursue acquisitions and joint ventures or purchase new helicopters. Tight credit conditions could limit our ability to secure additional financing, if required, due to difficulties accessing the capital markets.

Our global operations are subject to certain foreign currency, interest rate, fixed-income, equity and commodity price risks.

We are exposed to currency fluctuations and exchange rate risks. We purchase some of our helicopters and helicopter parts from foreign manufacturers and maintain operations in foreign countries, which results in portions of our revenues and expenses being denominated in foreign currencies. We attempt to minimize our exposure to currency exchange risk by contracting the majority of our services in U.S. dollars. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under the U.S. dollar denominated contracts, which may reduce demand for our services in foreign countries. Some of these risks may be hedged, but fluctuations could impact our financial condition and our results of operations. Our financial condition and our results of operations may also be affected by the cost of hedging activities that we undertake to protect against currency exchange risk. We operate in countries with foreign exchange controls, including Brazil and India. These controls may limit our ability to repatriate funds from our unconsolidated foreign affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations and our liquidity.

We are subject to governmental regulation that limits foreign ownership of aircraft companies.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. Failure to comply with regulations and requirements for citizen ownership in the various markets in which we operate and may operate in the future, may subject our helicopters to deregistration or impoundment. If required levels of citizen ownership are not met or maintained, joint ventures in which we have significant investments also could be prohibited from operating within these countries. Deregistration of our helicopters or helicopters operated by our joint venture partners for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within these markets. We cannot assure you that there will be no changes in aviation laws, regulations, required levels of citizen ownership, or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition, and results of operations.

We limit foreign ownership of our company, which could reduce the price of our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights.

Our amended and restated certificate of incorporation provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act of 1958) shall not collectively own or control more than 24.9% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the United States shall automatically be reduced. These voting rights will be reduced pro rata among the holders of voting shares who are not citizens of the United States to equal to the Permitted Foreign Ownership Percentage based on the number of votes to which the underlying voting securities are entitled. Shares held by persons who are not citizens of the United States may lose their associated voting rights and be redeemed as a result of these provisions. These restrictions may also have a material adverse impact on the liquidity or market value of our common stock because holders may be unable to transfer our common stock to persons who are not citizens of the United States.

If we do not restrict the amount of foreign ownership of our common stock, we may fail to remain a U.S. citizen, might lose our status as a U.S. air carrier and be prohibited from operating helicopters in the United States, which would adversely impact our business, financial condition and results of operations.

Since we hold the status of a U.S. air carrier under the regulations of both the United States Department of Transportation (“DOT”) and the FAA and we engage in the operating and contract-leasing of helicopters in the United States, we are subject to regulations pursuant to Title 49 of the Transportation Code (“Transportation Code”) and other statutes (“Aviation Acts”). The Transportation Code requires that Certificates to engage in air transportation be held only by citizens of the United States as that term is defined in the relevant section of the Transportation Code. That section requires: (i) that our president and two-thirds of our Board of Directors and other managing officers be U.S. citizens; (ii) that at least 75% of our outstanding voting stock be owned by U.S. citizens; and (iii) that we must be under the actual control of U.S. citizens. Further, our helicopters operating in the United States must generally be registered in the United States. In order to register such helicopters under the Aviation Acts, we must be owned or controlled by U.S. citizens. Although our amended and restated certificate of incorporation and bylaws contain provisions intended to ensure compliance with the provisions of the Aviation Acts, a failure to maintain compliance would result in loss of our air carrier status and thereby adversely affect our business, financial condition and results of operations and we would be prohibited from both operating as an aircraft carrier and operating helicopters in the United States during any period in which we did not comply with these regulations.

The Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion in regulating the leasing of offshore resources for the production of oil and gas.

We currently derive a significant portion of our revenues from helicopter services we provide in the U.S. Gulf of Mexico for the purposes of offshore oil and gas exploration, development and production. As such, we are subject to the U.S. government’s exercise of authority under the provisions of the Outer Continental Shelf Lands Act that restrict the availability of offshore oil and gas leases by requiring lease conditions such as the implementation of safety and environmental protections, the preparation of spill contingency plans and air quality standards for certain pollutants, the violations of which could result in potential court injunctions curtailing operations and lease cancellations and by requiring that all pipelines operating on or across the outer continental shelf provide open and nondiscriminatory access to shippers. These provisions could adversely impact exploration and production activity in these regions. If activity in oil and gas exploration, development and production in these regions declines, our business, financial condition and results of operations could be materially and adversely affected.

Helicopter operations involve risks that may result in death or injury to personnel, damage to equipment and loss of operating revenues. These risks may not be covered by our insurance or our insurance may be inadequate to protect us from the liabilities that could arise.

The operation of helicopters inherently involves a degree of risk. Hazards include adverse weather conditions, collisions, fire and mechanical failures, which may result in death or injury to personnel, damage to equipment, loss of operating revenues, contamination of cargo, pollution and other environmental damages and increased costs. We also are exposed to liabilities including aviation malfunctions and crashes, FAA and foreign aviation regulation compliance, including grounding certain aircraft, and environmental compliance. We also may be adversely affected by accidents involving aircraft that we do not own or operate, particularly if they involve the same model of aircraft as in our fleet. Under those circumstances, our aircraft may be grounded or otherwise unavailable for use pending the resolution of recalls or required maintenance.

We carry insurance, including hull and liability, liability and war risk, general liability, workers’ compensation, and other insurance customary in the industry in which we operate. We also conduct training and safety programs to promote a safe working environment and minimize hazards. Our insurance coverage is subject to deductibles and maximum coverage amounts. Our insurance policies are also subject to compliance with certain conditions, the failure of which could lead to a denial of coverage as to a particular claim or the voiding of a particular insurance policy. The amount of insurance coverage we are able to maintain may be inadequate to cover all potential liabilities or the total amount of insured claims and liabilities. We cannot assure you that our existing insurance coverage can be renewed at commercially reasonable rates nor is it possible to obtain insurance to protect against all of our operations risks and liabilities. Any material liability not covered by insurance or for which third-party indemnification is not available, would have a material adverse effect on our financial condition, results of operations and/or cash flows.

We are subject to tax and other legal compliance risks, including anti-corruption statutes, the violation of which may adversely affect our business and operations.

As a global business, we are subject to complex laws and regulations in the United States and other countries in which we operate. Changes in laws or regulations and related interpretations and other guidance could result in higher expenses and payments. Uncertainty relating to such laws or regulations may also affect how we conduct our operations and structure our investments and could limit our ability to enforce our rights.

In order to compete effectively in certain foreign jurisdictions, we seek to establish joint ventures with local operators or strategic partners. We are subject to a variety of tax and legal compliance risks. These risks include, among other things, possible liability relating to taxes and compliance with U.S. and foreign export laws, competition laws and regulations, including the FCPA and the UKBA. The FCPA generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or maintaining business. The UKBA has similar provisions. We could be charged with wrongdoing for any of these matters as a result of our actions or the actions of our agents, local partners or joint ventures, even though these parties may not be subject to such statutes. If convicted or found liable of tax or other legal infractions, or if we have been determined to be in violation of the FCPA, we could be subject to significant fines, penalties, repayments, other damages (in certain cases, treble damages), or suspension or debarment from government contracts, which could have a material adverse effect on our business, financial condition and results of operations. We are also subject to laws in the United States and outside of the United States regulating competition.

Independently, failure of us or one of our joint ventures or strategic partners to comply with applicable export and trade practice laws could result in civil or criminal penalties and suspension or termination of export privileges.

Negative publicity may adversely impact us.

Media coverage and public statements that insinuate improper actions by us or relate to accidents or other issues involving the safety of our helicopters or operations, regardless of their factual accuracy or truthfulness, may result in negative publicity, litigation or governmental investigations by regulators. Addressing negative publicity and any resulting litigation or investigations may distract management, increase costs and divert resources. Negative publicity may have an adverse impact on our reputation, our customer relationships and the morale of our employees, which could adversely affect our business, financial condition and results of operations.

Our inability to attract and retain qualified personnel could have an adverse effect on our business.

Attracting and retaining qualified pilots, mechanics and other highly skilled personnel is an important factor in our future success. Our inability to attract and retain qualified personnel could have an adverse effect on our business and our growth strategy. Many of our customers require pilots with very high levels of flight experience. In addition, the maintenance of our helicopters requires mechanics that are trained and experienced in servicing particular makes and models of helicopters. The market for these highly skilled personnel is competitive and we cannot be certain that we will be successful in attracting and retaining qualified personnel in the future. In addition, if we enter into new markets or obtain additional customer contracts or the demand for our services increases, we may be required to hire additional pilots, mechanics and other flight-related personnel, which we may not be able to do on a timely or cost-effective basis.

If our employees were to unionize, our operating costs could increase.

Our employees are not currently represented by a collective bargaining agreement. However, we have no assurances that our employees will not unionize in the future. This could increase our operating costs, force us to alter our operating methods and/or have a material adverse effect on our results of operations.

Environmental regulations and liabilities, including new or developing regulations, may increase our costs of operations and adversely affect us.

Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. Our operations are subject to U.S. federal, state and local and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store, and dispose of materials that are subject to environmental regulation. In addition, our customers in the oil and gas exploration, development and production industry are affected by environmental laws and regulations that restrict their activities and may result in reduced demand for our services. Environmental laws and regulations change frequently, which makes it difficult to predict their cost or impact on our results of operations. We could also be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or third parties.

Any failure by us to comply with any environmental laws and regulations may result in administrative, civil or criminal sanctions, revocation or denial of permits or other authorizations, imposition of limitations on our operations, and site investigatory, remedial or other corrective actions.

In recent years, governments have increasingly focused on climate change, carbon emissions, and energy use. Regulations that curb the use of energy, or require using renewable fuels or renewable sources of energy—such as wind or solar power—could result in a reduction in demand for hydrocarbon-based fuels such as oil and natural gas. In addition, governments could pass laws, regulations or taxes that increase the cost of fuel, thereby impacting both demand for our services and also our cost of operations. Such initiatives could have a material adverse effect on our business, financial condition and results of operations.

Our FBO in Alaska is subject to extensive government regulation and other cost-related risks that could disrupt operations.

Our FBO in Alaska is subject to oversight by the Ted Stevens Anchorage International Airport, is dependent upon that airport being “open for business” and is subject to federal regulatory requirements by the FAA, the Transportation Security Administration (the “TSA”) and other agencies. If the FAA, TSA or other agencies were to impose significant operating restrictions or increase insurance obligations such that insurance could not be obtained or purchased for a reasonable cost, or if any federal regulatory requirement were to require significant expenditure, the market for services from our FBO could be significantly impaired or entirely eliminated. In addition, the biggest revenue producing activity at our FBO, fuel sales to transient customers, could be adversely impacted by increases in fuel prices, the ability of our competitors to undercut our pricing, restrictions on private air travel and/or taxes on fuel or aircraft, any of which could make private air travel prohibitively expensive. Should the FBO’s operations be restricted or shut down, whether due to regulatory issues, the weather, a natural disaster, terrorist activity, or any other reason, our operations could be adversely impacted.

Risks Related to Our Relationship with SEACOR

Following consummation of this offering, we will continue to be dependent on SEACOR to provide us with many key services for our business.

Historically, our business has been conducted as a segment of SEACOR, and many key services required by us for the operation of our business are currently provided by SEACOR and its subsidiaries, including services related to internal controls and external financial reporting. Upon consummation of this offering, we will enter into agreements with SEACOR related to the separation of our business operations from SEACOR, including a transition services agreement and a tax sharing agreement. Under the terms of the transition services agreement, SEACOR will provide us with many key services, including services related to internal controls and financial reporting. We expect these services to be provided for varying durations. Other agreements, such as the tax sharing agreement, also govern the relationship with SEACOR and provide for the allocation of liabilities and obligations attributable or related to periods or events prior to this offering. We negotiated these agreements with SEACOR in the context of a parent-subsidiary relationship. Although SEACOR will be contractually obligated to provide us with services during the terms of the agreements, we cannot assure you that these services will be performed as efficiently or proficiently after the expiration of those agreements, or that we will be able to replace these services in a timely manner or on comparable terms. They also contain provisions that may be more favorable than terms and provisions we might have obtained in arm’s-length negotiations with unaffiliated third parties. When SEACOR ceases to provide services pursuant to those agreements, our costs of procuring those services from third parties may increase. In addition, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those under the transition services agreement. Although we intend to replace some of the services that will be provided by SEACOR under the transition services agreement, we may encounter difficulties replacing certain services or be unable to negotiate pricing or other terms as favorable as those we currently have in effect. To the extent that we may require additional support from SEACOR not addressed in the transition services agreement, we intend to negotiate the terms of receiving such corporate support in future agreements. See “Certain Relationships and Related Person Transactions—Relationship with SEACOR” and “Certain Relationships and Related Person Transactions—Agreements with SEACOR.”

We may not be able to resolve favorably conflicts of interest that arise in the future between SEACOR and us with respect to our past and ongoing relationships.

We may have potential business conflicts of interest with SEACOR regarding our past and ongoing relationships, and, because of SEACOR’s controlling ownership interest in us, the resolution of these conflicts may not be favorable to us.

While none currently exist, conflicts of interest may arise between SEACOR and us in a number of areas relating to our past and ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other similar matters;

•	intellectual property matters;

•	employee recruiting and retention;

•	sales or distributions by SEACOR of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	business combinations involving us; and

•	business opportunities that may be attractive to both SEACOR and us.

We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party and could have a material effect on our business, financial condition and results of operation. In addition, the agreements that we will enter into with SEACOR may be amended upon agreement between the parties. Although we are controlled by SEACOR, we may not have the leverage to negotiate amendments to these agreements, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.

As long as we are controlled by SEACOR, our ability to influence the outcome of matters requiring stockholder approval will be limited.

Following consummation of this offering, SEACOR will own all of the issued and outstanding shares of our Class B common stock. The rights of the holders of our Class A common stock and our Class B common stock are substantially identical, except with respect to voting and conversion. The holders of our Class B common stock are entitled to eight votes per share and are convertible into shares of our Class A common stock. The holders of our Class A common stock are entitled to one vote per share and are not convertible. Accordingly, SEACOR will hold approximately     % of the combined voting power of our outstanding common stock upon completion of this offering (     % if the underwriters exercise their option to purchase additional shares of Class A common stock).

As long as SEACOR has voting control of our company, SEACOR will have the ability to take many stockholder actions, including the election or removal of directors, irrespective of the vote of, and without prior notice to, any other stockholder. As a result, SEACOR will have the ability to influence or control all matters affecting us, including:

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the composition of our Board of Directors and, through our Board of Directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	amendments to our amended and restated certificate of incorporation;

•	any determinations with respect to acquisitions of businesses, mergers, or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	changes to the agreements relating to our separation from SEACOR;

•	our payment or non-payment of dividends on our common stock; and

•	determinations with respect to our tax returns.

SEACOR’s interests may not be the same as, or may conflict with, the interests of our other stockholders. As a result, actions that SEACOR takes with respect to us, as our controlling stockholder, may not be favorable to our other stockholders. In addition, this voting control may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our Class A common stock, might otherwise receive a premium for your shares over the then-current market price. Furthermore, after the expiration of the 180-day lock-up period described in “Underwriting”, SEACOR generally has the right at any time to spin-off or split-off our common stock that it owns or to sell a controlling interest in us to a third party, in either case without your approval and without providing for a purchase of your shares. See “Shares Eligible for Future Sale.” SEACOR has advised us that it has not made a decision whether to effect any such transaction.

Some of our directors are executive officers of SEACOR and own common stock and other equity instruments of SEACOR, which could cause conflicts of interests.

Our five current directors, our President and Chief Executive Officer and our Chief Financial Officer are executive officers of SEACOR. In addition, our two director nominees currently are directors of SEACOR. Our current directors, our President and Chief Executive Officer, our Chief Financial Officer, our director nominees and a number of our other officers own a substantial amount of SEACOR common stock along with other equity instruments, the value of which is related to the value of common stock of SEACOR. The direct and indirect interests of our directors and certain executive officers in common stock of SEACOR and the presence of executive officers of SEACOR on our board of directors and serving as our President and Chief Executive Officer and Chief Financial Officer could create, or appear to create, conflicts of interest with respect to matters involving both us and SEACOR that could have different implications for SEACOR than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

Under certain circumstances we could be liable for payments to SEACOR related to income taxes owed by SEACOR.

Following consummation of this offering, we will cease to be a member of SEACOR’s consolidated group for U.S. federal income tax purposes. However, pursuant to the terms of the tax sharing agreement between us and SEACOR, we may be required to make payments to SEACOR in respect of taxes owed by SEACOR for periods prior to this offering. For example, if the amounts of our net operating losses for taxable periods ending on or before the completion of this offering are reduced by the Internal Revenue Service as a result of an audit, we would be required to pay SEACOR an amount equal to 35% of such reduction. For a more detailed description of our tax sharing agreement, see “Certain Relationships and Related Party Transactions—Tax Sharing Agreement.” Even if we are not responsible for tax liabilities of SEACOR under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR were to fail to pay them.

We are a “controlled company” within the meaning of the NYSE rules and will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. As a result, you will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Following consummation of this offering, SEACOR will continue to control a majority of the voting power of our outstanding common stock. See “Certain Relationships and Related Person Transactions—Relationship with SEACOR.” As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a “controlled company” may elect to not comply with certain corporate governance requirements, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

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the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating and Corporate Governance and Compensation Committees.

Following consummation of this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our Nominating and Corporate Governance Committee, and Compensation Committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our historical financial information may not be representative of the results we would have achieved as a stand-alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by SEACOR, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand-alone public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and NYSE requirements. Therefore, our historical financial information may not necessarily be indicative of what our financial position, results of operations or cash flows will be in the future.

Risks Related to Our Common Stock and this Offering

Our stock price may fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our Class A common stock may be volatile and subject to wide price fluctuations in response to various factors, including:

•	market conditions in the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial condition and results of operations;

•	introduction of new equipment or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations; and

•	changing economic conditions.

These and other factors may cause the market price and demand for our Class A common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of Class A common stock and may otherwise negatively affect the liquidity of our Class A common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

Your percentage of ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that we expect will be granted to our directors, officers and employees.

There is no existing market for our Class A common stock, and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has been no public market for shares of our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the NYSE or how liquid that market may become. If an active trading market does not develop or is not sustained, you may have difficulty selling any of our Class A common stock that you purchase at an attractive price or at all. The initial public offering price of shares of our Class A common stock will be determined by negotiation between us and the underwriters and may not be indicative of prices that will prevail following the completion of this offering. The market price of shares of our Class A common stock may decline below the initial public offering price, and you may not be able to resell your shares of our Class A common stock at or above the initial offering price.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our stock or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade recommendations regarding our stock, or if our results of operations do not meet their expectations, our stock price could decline and such decline could be material.

Sales of substantial amounts of our Class A common stock in the public markets, or the perception that such sales might occur, as well as the conversion right of our Class B common stock, could reduce the price of our Class A common stock and may dilute your voting power and your ownership interest in us.

If SEACOR sells substantial amounts of our Class A common stock in the public market following consummation of this offering, the market price of our Class A common stock could decrease significantly. SEACOR, as the sole holder of Class B common stock, has certain conversion rights with respect to converting its shares of Class B common stock into Class A common stock at its discretion or upon the sale, transfer or other disposition of such Class B common stock. See “Description of Capital Stock—Conversion of our Capital Stock.” The perception in the public market that SEACOR might sell shares of Class A common stock could also depress our market price. Upon the consummation of this offering, we will have             shares of Class A common stock outstanding. Our directors, executive officers and SEACOR, and its directors and executive officers, will be subject to the lock-up agreements described in “Underwriting” and are subject to the Rule 144 holding period requirements described in “Shares Eligible for Future Sale.” After these lock-up agreements have expired and holding periods have elapsed,             additional shares of our Class A common stock will be eligible for sale in the public market. The market price of shares of our Class A common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. A decline in the price of shares of our Class A common stock might impede our ability to raise capital through the issuance of additional shares of our Class A common stock or other equity securities.

You will experience immediate and substantial book value dilution following consummation of this offering.

The initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A common stock immediately after the offering. Based on an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value on a pro forma basis as of June 30, 2011, if you purchase our Class A common stock in this offering, you will suffer immediate dilution in net tangible book value per share of approximately $             per share. See “Dilution.”

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting and will be subject to other requirements that will be burdensome and costly. We may not timely complete our analysis of our internal control over financial reporting, or these internal controls may be determined to be ineffective, which could adversely affect investor confidence in our company and, as a result, the value of our Class A common stock.

We have historically operated our business as a segment of a public company. Following consummation of this offering, we will be required to file with the SEC annual and quarterly information and other reports that are specified in Section 13 of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we will become subject to other reporting and corporate governance requirements, including the requirements of the NYSE, and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will be required to:

•	prepare and distribute periodic public reports and other stockholder communications in compliance with our obligations under the federal securities laws and NYSE rules;

•	create or expand the roles and duties of our Board of Directors and committees of the Board of Directors;

•	institute more comprehensive financial reporting and disclosure compliance functions;

•	supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

•	enhance and formalize closing procedures at the end of our accounting periods;

•	enhance our internal audit function;

•	enhance our investor relations function;

•	establish new internal policies, including those relating to disclosure controls and procedures; and

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.

Our internal control over financial reporting may not fully meet the standards for an independent public company required by Section 404 of the Sarbanes-Oxley Act (“Section 404”), and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on us.

Our internal controls were developed when we were a subsidiary of SEACOR. As such, they may not fully meet the standards for an independent public company that are required by Section 404. We will have to meet such standards in the course of preparing our 2012 financial statements. We do not currently have comprehensive documentation of our internal controls, nor do we document or test our compliance with these controls on a periodic basis in accordance with Section 404. Furthermore, we have not tested our internal controls in accordance with Section 404 and, due to our lack of documentation, such a test would not be possible to perform at this time. Our compliance with Section 404 is expected to be first reported in connection with the filing of our Annual Report on Form 10-K for the fiscal year ending December 31, 2012.

We are currently in the early stages of addressing our internal control procedures to satisfy the requirements of Section 404, which requires an annual management assessment of the effectiveness of our internal control over financial reporting. We will incur additional costs in order to improve our internal control over financial reporting and comply with Section 404, including increased auditing and legal fees and costs associated with hiring additional accounting and administrative staff. If, as a public company, we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to attest to the effectiveness of our internal control over financial reporting. If we are unable to implement and maintain adequate internal control over financial reporting, we may be unable to report our financial information on a timely basis, may suffer adverse regulatory consequences or violations of applicable stock exchange listing rules and may breach the covenants under our credit facilities. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements.

Provisions in our amended and restated certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our Class A common stock.

Our amended and restated certificate of incorporation and bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management, including, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the Board of Directors;

•

our ability to issue preferred stock with terms that the Board of Directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the absence of cumulative voting in the election of directors which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts.

We do not expect to pay dividends.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock. As a result, capital appreciation in the price of our Class A common stock, if any, will be your only source of gain or income on an investment in our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. We believe these factors include, but are not limited to, those described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. We believe these factors include the following risks, among others:

•	Demand for many of our services is impacted by the level of activity in the offshore oil and gas exploration, development and production industry.

•	Demand for using helicopters is cyclical, not just due to cycles in the oil and gas business but also due to fluctuation in government programs and spending, as well as overall economic conditions.

•	We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and Alaska, which are mature exploration and production regions.

•	Difficult economic and financial conditions could have a material adverse effect on us.

•	Failure to maintain an acceptable safety record may have an adverse impact on our ability to obtain and retain customers.

•	We rely on relatively few customers for a significant share of our revenues, the loss of any of which could adversely affect our business and results of operations.

•	Consolidation of our customer base could adversely affect demand for our services and reduce our revenues.

•	The implementation by our customers of cost-saving measures could reduce the demand for our services.

•	Operational risks including, but not limited to, equipment failure and negligence could adversely affect our results of operations and in some instances expose us to liability.

•	Weather and seasonality can impact our results of operations.

•

A shortfall in availability of components and parts required for repair and maintenance of our helicopters could adversely affect us, as would cost increases imposed by suppliers if they cannot be passed on to customers or if our equipment has been committed to contracts without coverage for escalating expenses.

•

Our operations in the U.S. Gulf of Mexico were adversely impacted by the Deepwater Horizon drilling rig incident and resulting oil spill and may be adversely impacted by proposed legislation and resulting litigation in response to that incident.

•	Increased fuel costs may have a material adverse effect on our business, financial condition or results of operations.

•

We may not be able to obtain work on acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

•

If we do not restrict the amount of foreign ownership of our common stock, we could be prohibited from operating helicopters in the United States, which would adversely impact our business, our financial condition and results of operations.

•	The Outer Continental Shelf Lands Act, as amended, provides the federal government with broad discretion in regulating the leasing of offshore resources for the production of oil and gas.

•	Helicopter operations involve risks that may not be covered by our insurance or our insurance may be inadequate to protect us from the liabilities that could arise.

•	If our employees were to unionize, our operating costs could increase.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

This prospectus also contains market data related to our business and industry. This market data includes projections that are based on a number of assumptions, which we believe to be correct and reliable. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, financial condition, results of operations and the market price of our Class A common stock.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of             shares of Class A common stock in this offering will be $            , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $             per share, which is the midpoint of the price range set forth on the cover of this prospectus. We expect to use the net proceeds of this offering to repay a portion of advances we have received from SEACOR. As of June 30, 2011, SEACOR has made aggregate advances to us of $461.0 million. Interest on these advances is settled quarterly and is charged at SEACOR’s weighted average borrowing rate, which was 6.1% for the six months ended June 30, 2011. Additional advances made by SEACOR to us subsequent to that date are not expected to exceed $             million.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated expenses payable by us.

DIVIDEND POLICY

Era previously has not paid any cash dividends. We intend to retain all available funds and any future earnings to reduce debt and fund the development and growth of our business.

Any future determination to pay dividends will be at the discretion of our Board of Directors and will take into account:

•	restrictions in our new revolving credit facility;

•	general economic and business conditions;

•	our financial condition and results of operations;

•	our capital requirements and the capital requirements of our subsidiaries;

•	the ability of our operating subsidiaries to pay dividends and make distributions to us; and

•	such other factors as our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2011 on a pro forma as adjusted basis to give effect to (a) the capital contribution by SEACOR of $             million of advances we have received from SEACOR, (b) costs incurred in connection with our new $             million revolving credit facility, (c) the sale of             shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay a portion of advances we have received from SEACOR, as described under “Use of Proceeds,” and (d) the borrowing of $             million under our new revolving credit facility to fund working capital needs and repay our remaining advances from SEACOR outstanding as of June 30, 2011. The pro forma as adjusted amounts do not give effect to the additional advances from SEACOR that we have received since June 30, 2011, which are not expected to exceed $             million, or additional borrowings under our new revolving credit facility that will be used to repay such advances.

This table should be read in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Actual		Pro Forma As Adjusted
	(in thousands, except share data)
Cash and Cash Equivalents	$1,740	(1)	$

Debt:
Current portion of long-term debt	$2,690		$
Long-term debt, less current portion	34,492
Advances from SEACOR	461,002

Total debt	498,184

Stockholder Equity:
Common stock, no par value, 3,000 shares authorized; 1,000 shares issued; none authorized or issued on a pro forma as adjusted basis	1
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	—
Class A common stock, $0.01 par value, 60,000,000 shares authorized; shares issued on a pro forma as adjusted basis	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized; shares issued on a pro forma as adjusted basis	—
Additional paid-in capital	107,761
Accumulated deficit	(11,858)
Accumulated other comprehensive income (loss)	199

Total stockholder equity	96,103

Total capitalization	$594,287		$

(1)	We currently participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections are forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor balances in cash on hand. Immediately prior to this offering, we intend to enter into a $ million revolving credit facility, and we expect to have $ million available after funding working capital needs and after the repayment of SEACOR advances as described in “Certain Relationships and Related Party Transactions—Recapitalization.”

DILUTION

If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of Class A common stock upon the completion of this offering.

Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing stockholder for the presently outstanding stock. Our net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of Class A common stock and Class B common stock outstanding. As of June 30, 2011, our net tangible book value was approximately $             million, or $             per share.

After giving effect to (i) the capital contribution by SEACOR of $             million of advances we have received from SEACOR, (ii) costs incurred in connection with our new $             million revolving credit facility, (iii) the sale of             shares of our Class A common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay a portion of advances we have received from SEACOR, as described under “Use of Proceeds,” and (iv) the borrowing of $             million under our new revolving credit facility to fund working capital needs and repay our remaining advances from SEACOR outstanding as of June 30, 2011, our pro forma as adjusted net tangible book value as of June 30, 2011 would have been approximately $            , or $             per share. Pro forma net tangible book value per share as of June 30, 2011 does not give effect to the additional advances from SEACOR that we have received since June 30, 2011, which are not expected to exceed $             million, or additional borrowing under our new revolving credit facility that will be used to repay such advances.

This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholder and an immediate dilution of $         per share to new investors purchasing shares of common stock in this offering at the initial public offering price.

The following table illustrates this substantial and immediate dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2011	$
Increase in pro forma net tangible book value per share attributable to the sale of shares in this offering

Pro forma as adjusted net tangible book value per share following consummation of this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) our pro forma net tangible book value after this offering by $             million and increase (decrease) the dilution to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2011, the total number of shares of our Class A common stock and Class B common stock we issued, the total consideration we received and the average price per share paid to us by our existing stockholder and to be paid by new investors purchasing shares of our Class A common stock in this offering. The table assumes an initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) and deducts underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering to repay a portion of advances we have received from SEACOR, as described under “Use of Proceeds” and the to             stock split of our outstanding shares of Class B common stock that were issued in exchange for our no par value common stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
		%	$	%	$
Existing stockholder (1)
New investors

Total		100		100

(1)	Does not reflect the shares of our Class B common stock issued in exchange for our no par value common stock or SEACOR’s $ million capital contribution to us.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus) would increase (decrease) the total consideration paid by new investors by $             and the total consideration paid by all stockholders by $            .

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth the selected historical and adjusted consolidated financial data for the periods indicated. We derived the summary consolidated financial data presented below as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008 from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2008, 2007 and 2006 and for the years ended December 31, 2007 and 2006 have been derived from our audited consolidated financial statements not included in this prospectus. The selected historical consolidated financial data as of June 30, 2011 and for the six months ended June 30, 2011 and 2010 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for subsequent periods.

Our historical results are not necessarily indicative of future operating results. You should read the information set forth below in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and the related notes included elsewhere in this prospectus.

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except share data)
Statement of Operations Data:
Operating Revenues	$124,648	$112,708	$235,366	$235,667	$248,627	$215,039	$156,014

Costs and Expenses:
Operating	75,922	72,567	147,233	147,955	181,490	157,241	123,326
Administrative and general	13,249	11,482	25,798	21,396	20,130	18,865	12,891
Depreciation	24,309	21,175	43,351	37,358	36,411	27,527	19,987

	113,480	105,224	216,382	206,709	238,031	203,633	156,204

Gains on Asset Dispositions and Impairments, Net	8,366	469	764	316	4,883	8,063	11,057

Operating Income	19,534	7,953	19,748	29,274	15,479	19,469	10,867

Other Income (Expense):
Interest income	100	44	109	52	217	626	305
Interest expense	(579)	(19)	(94)	(13)	(5)	(1)	—
Interest expense on advances from SEACOR	(12,299)	(10,729)	(21,437)	(20,328)	(12,963)	(14,438)	(15,771)
SEACOR management fees	(5,186)	(2,128)	(4,550)	(5,481)	(5,681)	(4,008)	(4,181)
Derivative gains (losses), net	(501)	(62)	(118)	266	274	(2,695)	(1,396)
Foreign currency gains (losses), net	691	(1,596)	(1,511)	1,439	271	44	(49)
Other, net	—	—	50	—	38	613	652

	(17,744)	(14,490)	(27,551)	(24,065)	(17,849)	(19,859)	(20,440)

Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	1,760	(6,537)	(7,803)	5,209	(2,370)	(390)	(9,573)

Income Tax Expense (Benefit):
Current			(46,315)	(29,409)	(16,460)	(9,082)	(12,080)
Deferred			42,014	32,292	16,116	9,049	8,686

	653	(2,340)	(4,301)	2,883	(344)	(33)	(3,394)

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands, except share data)
Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	1,107	(4,197)	(3,502)	2,326	(2,026)	(357)	(6,179)
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	955	(717)	(137)	(487)	(461)	(8)	38

Net Income (Loss)	$2,062	$(4,914)	$(3,639)	$1,839	$(2,487)	$(365)	$(6,141)

Earnings (Loss) Per Common Share:
Basic Earnings (Loss) Per Common Share	$2,602.00	$(4,914.00)	$(3,639.00)	$1,839.00	$(2,487.00)	$(365.00)	$(6,141.00)

Weighted Average Common Shares Outstanding	1,000	1,000	1,000	1,000	1,000	1,000	1,000

Other financial data:
EBITDA (1)	$39,802	$24,625	$56,833	$62,369	$46,331	$40,942	$25,918

	As of June 30, 2011	As of December 31,
		2010	2009	2008	2007	2006
	(in thousands)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	$1,740	$3,698	$7,309	$6,201	$1,530	$863
Receivables	50,743	41,157	40,211	40,894	41,258	38,980
Inventories	24,788	23,153	19,355	18,943	18,722	16,675
Prepaid expenses	2,939	2,077	1,944	2,039	1,513	941
Deferred income taxes	1,672	1,672	221	408	784	47

Total current assets	81,882	71,757	69,040	68,485	63,807	57,506

Property and Equipment, Net	629,619	612,078	523,195	495,410	332,710	260,686
Escrow Deposits on Like-Kind Exchanges	—	—	—	—	10,105	7,929
Investments, at Equity, and Advances to 50% or Less Owned Companies	35,341	27,912	26,712	27,415	6,015	3,162
Goodwill	352	352	352	352	352	352
Other Assets	9,960	6,925	7,857	1,234	4,805	232

	$757,154	$719,024	$627,156	$592,896	$417,794	$329,867

Current Liabilities	31,221	29,172	20,408	30,215	39,957	26,461
Advances from SEACOR	461,002	355,952	347,564	338,178	170,949	281,360
Deferred Income Taxes	127,751	127,799	84,397	51,788	36,512	26,591
Long-Term Debt	34,492	35,885	—	—	—	—
Deferred Gains and Other Liabilities	6,585	6,623	7,291	7,446	2,097	1,094
Total Stockholder Equity (Deficit)	96,103	163,593	167,496	165,269	168,279	(5,639)

	$757,154	$719,024	$627,156	$592,896	$417,794	$329,867

(1)

We present Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) in this prospectus to provide investors with a supplemental measure of our operating performance. Interest, in this case, includes interest income, interest expense and interest expense on advances from SEACOR. EBITDA is not a recognized term under generally accepted accounting principles in the United States (“GAAP”). Accordingly, it should not be used as an indicator of, or an alternative to, net income as a measure of operating performance. In addition, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements, such as debt service requirements. Our presentation of EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Because the definition of EBITDA (or similar measures) may vary among companies and industries, it may not be comparable to other similarly titled measures used by other companies.

Management uses EBITDA as a performance metric for internal monitoring and planning purposes, including the presentation of our annual operating budget and quarterly operating reviews, and to facilitate analysis of investment decisions. In addition, the EBITDA performance metric allows us to evaluate profitability and make performance trend comparisons between us and our competitors. Further, we believe EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

The following table provides a reconciliation of Net Income (Loss), the most directly comparable GAAP measure, to EBITDA for the historical periods presented:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(in thousands)
Net Income (Loss)	$2,062	$(4,914)	$(3,639)	$1,839	$(2,487)	$(365)	$(6,141)
Depreciation	24,309	21,175	43,351	37,358	36,411	27,527	19,987
Interest Income	(100)	(44)	(109)	(52)	(217)	(626)	(305)
Interest Expense	579	19	94	13	5	1	—
Interest Expense on Advances from SEACOR	12,299	10,729	21,437	20,328	12,963	14,438	15,771
Income Tax Expense (Benefit)	653	(2,340)	(4,301)	2,883	(344)	(33)	(3,394)

EBITDA	$39,802	$24,625	$56,833	$62,369	$46,331	$40,942	$25,918

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of operations should be read together with “Selected Historical Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the United States, which is our primary area of operations. In 2010, approximately 48% and 12% of our operating revenues were earned in the U.S. gulf of Mexico and Alaska, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Mexico, the United Kingdom, Sweden, Spain, Indonesia and India. As of June 30, 2011, our fleet consisted of 177 helicopters, most of which were used to transport personnel to and from, and between offshore installations, drilling rigs and platforms. In addition, as of June 30, 2011, we have placed orders for 16 new helicopters, most of which we expect to be delivered in 2011 and 2012. The primary users of our transport services are major integrated and independent oil and gas companies and U.S. government agencies. In 2010, approximately 73% of our operating revenues were derived from helicopter services provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide air medical services, firefighting support, flightseeing tours in Alaska and emergency search and rescue services. Although our operations historically have primarily served the U.S. offshore oil and gas industry, in recent years we have made efforts to reduce our dependence on this market and take advantage of the mobility and versatility of our helicopters to expand into other geographic regions and to serve other industries.

Demand for new, sophisticated equipment continues to grow particularly in response to the requirements of an offshore oil and gas industry, which has become more focused on deepwater activities. To service these new areas of exploration, aircraft must have greater payloads and range. Aircraft supporting air medical and search and rescue operations, and other public uses also require new technology and safety improvements. According to PFC Energy, approximately 28% of the global helicopter fleet is more than 25 years old. Replacement is hampered by the following factors: (i) there are only four major original equipment manufacturers (“OEMs”) that have a full range of service models; (ii) lead times for delivery of new equipment can be as long as three years; (iii) prevailing economic conditions have, until recently, not been favorable for raising capital to finance new equipment; and (iv) many smaller operators are still unable to raise capital.

We currently participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections are forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor balances in cash on hand. As of June 30, 2011, our cash on hand was $1.7 million. Immediately prior to this offering, we intend to enter into a $             million revolving credit facility, and we expect to have $             million available after funding working capital needs and after the repayment of SEACOR advances as described in “Certain Relationships and Related Party Transactions—Recapitalization.” We believe our borrowing capacity under our new revolving credit facility and our strong relationships with OEMs will position us well to add new helicopters to our fleet and upgrade existing helicopters, thereby maintaining an asset base suitable for use within our own operations and for contract-leasing to other operators. We also leverage our strong relationships with OEMs to support growth in other services, such as selling specialty equipment and accessories for helicopters, and training.

Offshore Oil and Gas Support

The offshore oil and gas market is highly cyclical with demand linked to the price of oil and gas, which tends to fluctuate depending on many factors, including global economic activity and levels of inventory. In addition to the price of oil and gas, the availability of acreage and local tax incentives or disincentives and requirements for maintaining interests in leases affect activity levels in the oil and gas industry. Price levels for oil and gas by themselves can cause additional fluctuations by inducing changes in consumer behavior. During the year ended December 31, 2010, the market for our assets in the U.S. Gulf of Mexico was disrupted by events related to the sinking of the Deepwater Horizon drilling rig. After the Deepwater Horizon incident, the U.S. Department of Interior imposed a moratorium on offshore deepwater drilling operations, which caused a dramatic decrease in demand for helicopters supporting oil and gas activities in the region. Although the moratorium has been lifted, the process of issuing permits to drill remains slow, which continues to have a negative impact on demand for helicopter services in the U.S. Gulf of Mexico.

We believe the slowdown will not significantly impact our future results in the U.S. Gulf of Mexico because our activities are mainly focused on longer-term production, maintenance and inspection work rather than on short-term exploration and development projects. For the last five years we have provided transportation services to government inspectors at BOEMRE of offshore drilling rigs. We were recently awarded a renewal for this contract that will begin in February 2012 upon the expiration of our existing contract and continue through 2016. The number of helicopters supporting this new contract increased from 17 to 33 helicopters.

Prior to the Deepwater Horizon incident, we began to deploy helicopters in international markets, frequently under contract-lease arrangements to third parties. The majority of these helicopters are supporting oil and gas activities in regions of rapidly expanding activity, such as Brazil, India and Indonesia. We also have equipment working in the North Sea and Mexico. In many cases the helicopters are contracted to local helicopter operators, which often prefer to lease aircraft rather than purchase them. Contract-leasing affords us the opportunity to access new markets without heavy initial infrastructure investment and generally without ongoing operating risk. As of June 30, 2011, we had 51 helicopters located in foreign jurisdictions compared with 15 helicopters as of December 31, 2006.

Brazil, which is among the most important markets for offshore oil and gas activity, currently represents our fastest growing international market. We believe the Brazilian market will require significant additions to the medium and heavy helicopter fleet currently operating there as the country continues to accelerate its production efforts. We recently committed to further participate in this market by acquiring an ownership interest in Aeróleo, a Brazilian helicopter operator, to which we also provide management expertise, supply of spare parts, logistical aid and maintenance support.

As of June 30, 2011, we had three Eurocopter EC225 heavy helicopters and six AgustaWestland AW139 medium helicopters contract-leased to Aeróleo, which provides helicopter transportation services to Petroleo Brasiliero S.A. and OGX Petroleo e Gas Participacoes under multi-year contracts and also markets services to international companies that are acquiring acreage in Brazil. The United States Energy Information Administration has stated that recent discoveries of large offshore, pre-salt oil deposits could transform Brazil into one of the largest oil producers in the world, and Petrobras Brasiliero S.A. has estimated that it will achieve an oil production target of approximately six million barrels per day by 2020.

Other Activities and Services

In the United States, consistent with our diversification strategy, we deploy a number of helicopters in support of other industries and activities. In 2010, approximately 27% of our operating revenues were generated by these other activities and services. In 2007, we entered the air medical services market through the acquisition of the flight operations of Keystone Helicopter Corporation. We now supply helicopters, pilots and mechanics to hospitals and manage helicopters on their behalf. We are also developing a search and rescue service in the U.S. Gulf of Mexico on a subscription basis. We currently have two AgustaWestland AW139 helicopters configured for this service and several subscribers.

Alaska is also an important and diverse market for us. In addition to supporting oil company activities in the Cook Inlet and along the North Slope, we operate an FBO at Ted Stevens Anchorage International Airport, provide summer flightseeing tours and support inland firefighting and mining operations.

We have also developed services to the helicopter industry that we believe complement our core activities and which we market in conjunction with our contract-leasing. We hold a 50% interest in Dart, an international sales and manufacturing organization focused on after-market helicopter parts and accessories. We hold a 50% interest in Era Training Center that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies. We are also developing a helicopter training center in Brazil where we have been appointed by AgustaWestland to conduct training for its customers in South America.

Internationally we hold a 51% interest in Lake Palma, S.L. (“Lake Palma”), a joint venture that leases helicopters to FAASA Aviacioa, S.A., a Spain-based firefighting operator (“FAASA”). We are also focused on developing our presence in the India and Indonesia helicopter markets, which we believe represent growth opportunities, primarily in the civil aviation sector.

Fleet Developments and Capital Commitments

In recent years, we have continued to focus on the modernization of our fleet and, when possible, standardization of equipment. Our customers require modern aircraft that offer enhanced safety features and greater performance. Increasingly, customers flying offshore tend to prefer twin-engine aircraft to single-engine aircraft due to the additional safety afforded from two engines. In response to this demand, we have transformed our fleet significantly: since the beginning of 2005 we have added 104 helicopters, disposed of 67 helicopters and reduced the average age of our owned fleet from 17 years to 13 years. As of September 30, 2011, 40% of our fleet is five years old or less. We have spent $201 million, $89 million and $94 million to acquire helicopters in 2008, 2009 and 2010, respectively, primarily for medium and heavy helicopters. As of June 30, 2011, we have capital commitments of $186.6 million primarily consisting of two EC225 heavy helicopters from Eurocopter and nine AW139 medium helicopters and five AW169 medium helicopters from AgustaWestland. Of these commitments, approximately $48.2 million, including deposits already paid, may be terminated without further liability. In addition, we have options to acquire 15 more AgustaWestland AW139 medium helicopters with deliveries scheduled through the fourth quarter of 2015.

Corporate History

In 1948, Carl F. Brady brought a Bell 47A helicopter to Alaska, establishing what is now the longest serving helicopter company in the United States. Mr. Brady’s company, Economy Helicopters, assisted federal surveyors in mapping the State of Alaska. By 1958, following various mergers and acquisitions, the company became Era Helicopters, Inc. focusing on supporting the growing oil and gas industry operations in Alaska. It was then acquired by Rowan Companies Inc. in 1967, thereby providing additional capital for fleet expansion. In subsequent years it continued to grow and broaden its scope of operations, acquiring a fixed wing division in Alaska in 1978 and establishing a Lake Charles, Louisiana base of operations for the U.S. Gulf of Mexico that same year.

In 2004, SEACOR, which had previously entered the helicopter business via an acquisition of Tex-Air Helicopters Inc., acquired us. Soon after the acquisition, SEACOR sold the fixed wing division and focused on helicopter services. Since the acquisition, we have invested over $800 million in helicopters and other property and equipment and have grown from owning and/or operating 127 helicopters at the beginning of 2005 to 177 helicopters as of June 30, 2011. Following the consummation of this offering, SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock.

Critical Accounting Policies and Estimates

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include those related to deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.

Revenue Recognition. We recognize revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable, and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.

We charter our helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements require incremental payments above a fixed monthly fee based on flight hours flown, have fixed terms ranging from one month to five years, and generally are cancelable upon a 30-day notice. Day-to-day charter arrangements call for either a combination of a daily fixed monthly fee plus a charge based on hours flown or an hourly rate. Services provided under contract-leases can range from “dry,” providing only the equipment, to “wet,” providing equipment, logistical and maintenance support, insurance and personnel. Fixed monthly fee revenues are recognized ratably over the contract term. Usage or hourly based revenues are recognized as hours are flown.

Our air medical activities are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure, similar to oil and gas, or a fee per completed flight. Fixed monthly revenues are recognized ratably over the month while per hour or per flight based revenues are recognized as hours are flown or flights are completed. Most contracts with hospitals are longer term, but offer either party the ability to terminate with less than six months notice. We operate some air medical contracts pursuant to which we collect a fee per flight, either from a hospital or an insurance company.

With respect to flightseeing activities, we allocate block space to cruise lines and sell seats directly to customers with revenues recognized as the services are performed. Our FBO sells fuel on an ad-hoc basis and those sales are recognized at the time of fuel delivery. Training revenues are charged at a set rate per training course and include instructors, training materials and flight or flight simulator time, as applicable. Training revenues are recognized as services are provided.

Trade Receivables. Customers are primarily major integrated and independent exploration and production companies, hospitals, international helicopter operators and the U.S. government. Customers are typically granted credit on a short-term basis and related credit risks are considered minimal. We routinely review our trade receivables and make provisions for doubtful accounts based on existing customer and economic conditions; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.

Derivative Instruments. We account for derivatives through the use of a fair value concept whereby all of our derivative positions are stated at fair value in the accompanying consolidated balance sheets. All of our derivatives have been designated as fair value hedges. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as a corresponding increase or decrease in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated statements of operations as derivative gains (losses), net.

Inventories. Inventories, which consist primarily of spare parts and fuel, are stated at the lower of cost (using the average cost method) or market. We record write-downs, as needed, to adjust the carrying amount of inventories to the lower of cost or market.

Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to helicopters, the estimated useful life is typically based upon a newly built asset being placed into service and represents the point at which it is typically not justifiable for us to continue to operate the asset in the same or similar manner. From time to time, we may acquire older assets that have already exceeded our useful life policy, in which case we depreciate such assets based on our best estimate of remaining useful life.

As of December 31, 2010, the estimated useful life (in years) of our categories of new property and equipment was as follows:

Helicopters (estimated salvage value at 30% of cost)	12
Machinery, equipment and spares	5-7
Buildings and leasehold improvements	10-30
Furniture, fixtures, vehicles and other	3-5

Equipment maintenance and repair costs and the costs of routine overhauls and inspections performed on helicopters engines and major components are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals or improvements to other properties are capitalized.

We engage a number of third-party vendors to maintain the engines and certain components on some of our helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require us to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed as incurred. In the event we place a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. This buy-in charge is normally recorded as a prepaid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, we may be able to recover part of our payments to the power-by-hour provider, in which case we record a reduction to operating expense when we receive the refund.

Certain interest costs incurred during the construction of equipment are capitalized as part of the assets’ carrying values and are amortized over such assets’ estimated useful lives.

Impairment of Long-Lived Assets. We perform an impairment analysis on long-lived assets used in operations when indicators of impairment are present. Our helicopters are evaluated for impairment on an aggregate fleet basis. If the carrying value of the assets is not recoverable, as determined by the estimated undiscounted cash flows, the carrying value of the assets is reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. Assets removed from service are recorded at the lower of fair value or the carrying amount and are no longer depreciated.

Impairment of 50% or Less Owned Companies. We perform regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties in raising capital to continue operations, and when we expect the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainties regarding the projected financial performance of investees, the severity and expected duration of declines in value and the available liquidity in the capital markets to support the continuing operations of the investees in which we have investments.

Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. We perform an annual impairment test of goodwill and conduct periodic impairment tests when indicators of impairment develop between annual impairment tests. Our impairment review process compares the fair value of the acquired entity to its carrying value, including goodwill. To determine its fair value, we use a discounted future cash flow approach that uses estimates for revenues, costs, and appropriate discount rates, among others. These estimates are reviewed each time we test goodwill for impairment and are typically developed as part of our routine business planning and forecasting process.

Income Taxes. Our results are included in the consolidated U.S. federal income tax return of SEACOR. SEACOR’s policy for allocation of U.S. federal income taxes requires its subsidiaries to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR. Net operating loss benefits are settled with SEACOR on a current basis and are used in the consolidated U.S. federal income tax return to offset taxable profits of other affiliates. For all periods presented, the total provision for income taxes included in the consolidated statements of operations would remain as currently reported if we were not eligible to be included in the consolidated U.S. federal income tax return of SEACOR. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of operations. We record a valuation allowance to reduce our deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Components of Revenues and Expenses

We derive our revenues from operating and contract-leasing our equipment and our profits depend on our cost of capital, the acquisition costs of assets, our operating costs, our contract policy and our reputation. The key determinants of our operating results and cash flows are the type of helicopters operated, the fixed monthly fees charged, the rates per hour flown and the number of hours flown.

Operating revenues recorded under U.S. Gulf of Mexico are primarily generated from offshore oil and gas related activities but also include subscriptions for search and rescue services. Similarly, operating revenues recorded under Alaska are primarily generated from offshore oil and gas related activities but also include revenues from operations supporting firefighting and mining activities. In both the U.S. Gulf of Mexico and Alaska, operating revenues are typically earned through a combination of fixed monthly fees plus an incremental charge based on flight hours flown.

Operating revenues recorded under contract-leasing are generated from contract-leases to third- party operators or joint venture partners, where we are not responsible for the operation of the helicopters. For the majority of these contract-leases, we also provide crew training, management expertise, and logistical and maintenance support. Contract-leases typically call for a fixed monthly fee only, but may also include an additional charge based on flight hours flown. In recent years the majority of our contract-leasing revenues have been generated by helicopters deployed internationally.

Operating revenues recorded under air medical services include revenues from patient transfers and management services to hospitals. Operating revenues are earned through either a fixed monthly fee plus an incremental charge for flight hours flown or through a fee per completed flight.

Operating revenues recorded under Flightseeing are generated on a per passenger basis.

The aggregate cost of our operations depends primarily on the size and asset mix of the fleet. Our operating costs and expenses are grouped into the following categories:

•	personnel (includes wages, benefits, payroll taxes, savings plans, subsistence and travel);

•	repairs and maintenance (primarily routine activities as well as helicopter refurbishments and engine and major component overhauls that are performed in accordance with planned maintenance programs);

•	insurance (the cost of hull and liability insurance premiums and loss deductibles);

•	fuel;

•	leased-in equipment (includes the cost of leasing helicopters and equipment); and

•	other (primarily base expenses, property, sales and use taxes, communication costs, freight expenses, and other).

We engage a number of third-party vendors to maintain the engines and certain components on some of our helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require us to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed as incurred. In the event we place a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. This buy-in charge is normally recorded as a prepaid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, we may be able to recover part of our payments to the power-by-hour provider, in which case we record a reduction to operating expense when we receive the refund.

Our policy of expensing all repair costs as incurred, may result in operating expenses varying substantially when compared with a prior year or prior quarter if a disproportionate number of refurbishments or overhauls are undertaken. This variation can be exacerbated by the timing of entering or exiting third-party power-by-hour programs.

For helicopters that we contract-lease to third parties under arrangements whereby the customer assumes operational responsibility, we often provide maintenance and parts support but generally we incur no other material operating costs. In most instances our contract-leases require clients to procure adequate insurance but we purchase contingent hull and liability coverage to mitigate the risk of a client’s coverage failing to respond. In some instances we provide crews and other services to support our contract-lease customers.

We currently participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances we have received from SEACOR and certain cash collections of ours are forwarded to SEACOR. We incur interest on the outstanding advances, which is reported as interest expense on advances from SEACOR in our consolidated statements of operations. Interest is calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR. Following consummation of this offering, we will no longer participate in this cash management program.

SEACOR provides certain administrative support services to us under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. We are charged for our share of actual costs incurred, generally based on volume processed or units supported. Following consummation of this offering, SEACOR will continue to provide these administrative support services under a transition services agreement generally based on the same criteria outlined above.

SEACOR incurs costs in providing its operating segments with certain corporate services including executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to cover such costs. Total management fees charged by SEACOR to its operating segments include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR’s other operating segments. The costs we incurred for management fees from SEACOR are reported as SEACOR management fees in our consolidated statements of operations. Following consummation of this offering, SEACOR will continue to provide these corporate services under a transition services agreement with a fixed initial quarterly charge of $500,000 for these corporate services. The aggregate cost of what we pay SEACOR and what we will incur ourselves upon consummation of this offering for these services may differ from what we have historically paid as SEACOR management fees.

Upon completion of this offering, we expect to incur additional compensation-related expenses in connection with options to purchase shares of our Class A common stock and awards of restricted stock units held by certain of our executive officers and directors. For additional information on these options to purchase our Class A common stock, see “Management—Director Compensation” and “Compensation Discussion and Analysis—Compensation of the President and Chief Executive Officer (the Principal Executive Officer), Chief Financial Officer (the Principal Executive Officer), Chief Operating Officer and Vice President—Finance.”

Results of Operations

	Six Months Ended June 30,
	2011		2010
	$’000%		$’000%
Operating Revenues:
United States	87,865	70	86,523	77
Foreign	36,783	30	26,185	23

	124,648	100	112,708	100

Costs and Expenses:
Operating
Personnel	29,998	24	28,386	25
Repairs and maintenance	22,389	18	22,720	20
Insurance and loss reserves	4,144	3	4,430	4
Fuel and supplies	10,847	9	8,769	8
Leased-in equipment	925	1	936	1
Other	7,619	6	7,326	6

	75,922	61	72,567	64
Administrative and general	13,249	11	11,482	10
Depreciation and amortization	24,309	19	21,175	19

	113,480	91	105,224	93

Gains on Asset Dispositions and Impairments, Net	8,366	7	469	—

Operating Income	19,534	16	7,953	7

Other Income (Expense):
Interest income	100	—	44	—
Interest expense	(579)	—	(19)	—
Interest expense on advances from SEACOR	(12,299)	(10)	(10,729)	(10)
SEACOR management fees	(5,186)	(4)	(2,128)	(2)
Derivative losses, net	(501)	—	(62)	—
Foreign currency gains (losses), net	691	—	(1,596)	(1)
Other, net	—	—	—	—

	(17,774)	(14)	(14,490)	(13)

Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	1,760	2	(6,537)	(6)

Income Tax Expense (Benefit)	653	1	(2,340)	(2)

Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	1,107	1	(4,197)	(4)

Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	955	1	(717)	(1)

Net Income (Loss)	2,062	2	(4,194)	(5)

Operating Revenues by Service Line. The following table sets forth, for the periods indicated, the amount of operating revenues by service line.

	Six Months Ended June 30,
	2011		2010
	$’000%		$’000%
Operating Revenues:
U.S. Gulf of Mexico, primarily from oil and gas services	57,223	46	56,029	50
Alaska, primarily from oil and gas services	11,418	9	12,643	11
Contract-leasing	36,784	30	26,673	24
Air Medical Services	11,494	9	10,529	9
Flightseeing	2,747	2	2,305	2
FBO	5,201	4	4,724	4
Eliminations	(219)	—	(195)	—

	124,648	100	112,708	100

Six Months ended June 30, 2011 compared with the Six Months ended June 30, 2010

Operating Revenues. Operating revenues increased by $11.9 million for the six months ended June 30, 2011 over the comparable period in 2010 primarily due to increases in operating revenues from contract-leasing activities. Operating revenues in the U.S. Gulf of Mexico were $1.2 million higher primarily due to an additional $3.4 million for search and rescue activities which commenced in the third quarter of 2010 partially offset by a $2.7 million reduction of revenues for activity in support of the Deepwater Horizon oil spill response. Operating revenues from Alaska were $1.2 million lower primarily due to a reduced number of helicopters on contract with a major oil and gas customer due to the completion of certain drilling activity in the fourth quarter of 2010. Operating revenues from contract-leasing activities were $10.1 million higher primarily due to a $7.2 million increase as additional helicopters were placed on long-term contract-leases in foreign jurisdictions and a $2.8 million positive impact of a full six months of activity on maintenance support contracts for helicopters operating in Brazil, which began at various times in the first half of 2010. Operating revenues from air medical services were $0.9 million higher due to the placement of additional aircraft on a new contract. Operating revenues from flightseeing were $0.4 million higher due to increased tourist activity and the FBO generated an additional $0.5 million primarily due to higher fuel prices.

Costs and Expenses. Costs and expenses increased by $8.3 million for the six months ended June 30, 2011 over the comparable period in 2010. Personnel expenses were $1.6 million higher primarily due to pilot pay scale adjustments implemented in June 2010. Repair and maintenance expenses were $0.3 million lower primarily due to a $3.2 million decrease driven by the timing of helicopter repairs partially offset by a $2.9 million increase for additional helicopters placed in power-by-hour maintenance programs. Insurance and loss reserves were $0.3 million lower primarily due to a $0.6 million “good experience” premium adjustment in the first quarter partially offset by an increase of $0.3 million due to the addition of new aircraft to the fleet. Fuel expenses were $2.1 million higher primarily due to higher prices. Other operating expenses were $0.3 million higher primarily due to costs of $1.3 million for medical support personnel assigned to search and rescue helicopters based in the U.S. Gulf of Mexico and a $0.9 million increase in parts expense related to an increase in parts sold to customers. These increases were partially offset by the first quarter receipt of insurance proceeds of $1.9 million related to hurricane damages sustained in 2005. Administrative and general expenses were $1.8 million higher primarily due to higher wage and benefit costs. Depreciation and amortization expenses were $3.1 million higher primarily due to the placement of additional helicopters into service.

Gains on Asset Dispositions and Impairments, Net. During the six months ended June 30, 2011, we sold equipment for proceeds of $9.7 million and recognized current gains on dispositions and impairments of $8.1 million in connection with those sales. In addition, we previously recognized deferred gains on dispositions and impairments of $8.3 million.

Interest expense. Interest expense was $0.6 million higher in the six months ended June 30, 2011 compared with the comparable period in 2010. During the fourth quarter of 2010 we entered into two promissory notes to purchase two helicopters for an aggregate amount of $38.7 million. The notes call for the payment of interest based on the London Interbank Offered Rate (“LIBOR”) plus a 260 basis point margin.

Interest expense on advances from SEACOR. Interest expense on advances from SEACOR was $1.6 million higher in the six months ended June 30, 2011 compared with the comparable period in 2010 due to higher intercompany advances.

SEACOR management fees. SEACOR management fees represent various corporate costs incurred by SEACOR, which are in turn charged to all of its operating segments. These fees are allocated using income-based performance metrics of us in relation to SEACOR’s other operating segments. SEACOR management fees for the six months ended June 30, 2011 was $5.2 million compared with $2.1 million for the comparable period in 2010.

Derivative gains (losses), net. Derivative losses in the six months ended June 30, 2011 were due to changes in the market value of the interest rate swap agreements. Derivative losses in the six months ended June 30, 2010 were the result of losses relating to the ineffective portion of forward currency exchange contracts.

Foreign currency gains (losses), net. Foreign currency gains in the six months ended June 30, 2011 were primarily due to the weakening of the U.S. dollar against the Euro underlying certain cash balances. Foreign currency losses in the six months ended June 30, 2010 were primarily due to higher accumulated Euro cash balances.

Results of Operations

	Years Ended December 31,
	2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent
	$’000%		$’000%		$’000%
Operating Revenues:
United States	178,656	76	201,344	85	223,193	90
Foreign	56,710	24	34,323	15	25,434	10

	235,366	100	235,667	100	248,627	100

Costs and Expenses:
Operating:
Personnel	58,786	25	63,176	27	71,980	29
Repairs and maintenance	43,941	19	40,511	18	42,033	17
Insurance and loss reserves	9,114	4	9,867	4	9,071	4
Fuel and supplies	17,454	7	19,234	8	37,761	15
Leased-in equipment	1,910	1	2,525	1	2,749	1
Other	16,028	7	12,642	5	17,896	7

	147,233	63	147,955	63	181,490	73
Administrative and general	25,798	11	21,396	9	20,130	8
Depreciation	43,351	18	37,358	16	36,411	15

	216,382	92	206,709	88	238,031	96

Gains on Asset Dispositions and Impairments, net	764	—	316	—	4,883	2

Operating Income	19,748	8	29,274	12	15,479	6
Other Income (Expense):
Interest income	109	—	52	—	217	—
Interest expense	(94)	—	(13)	—	(5)	—
Interest expense on advances from SEACOR	(21,437)	(9)	(20,328)	(9)	(12,963)	(5)
SEACOR management fees	(4,550)	(2)	(5,481)	(2)	(5,681)	(2)
Derivative gains (losses), net	(118)	—	266	—	274	—
Foreign currency gains (losses), net	(1,511)	—	1,439	1	271	—
Other, net	50	—	—	—	38	—

	(27,551)	(11)	(24,065)	(10)	(17,849)	(7)

Income (Loss) Before Income Tax Expense (Benefit) and Equity in Losses of 50% or Less Owned Companies	(7,803)	(3)	5,209	2	(2,370)	(1)

Income Tax Expense (Benefit):
Current	(46,315)	(19)	(29,409)	(13)	(16,460)	(6)
Deferred	42,014	18	32,292	14	16,116	(6)

	(4,301)	(1)	2,883	1	(344)	—

Income (Loss) Before Equity in Losses of 50% or Less Owned Companies	(3,502)	(2)	2,326	1	(2,026)	(1)
Equity in Losses of 50% or Less Owned Companies	(137)	—	(487)	—	(461)	—

Net Income (Loss)	(3,639)	(2)	1,839	1	(2,487)	(1)

Operating Revenues by Service Line. The following table sets forth, for the years indicated, the amount of operating revenues by service line.

	Years Ended December 31,
	2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent
	$’000%		$’000%		$’000%
Operating Revenues:
U.S. Gulf of Mexico, primarily from oil and gas activities	112,458	48	121,335	51	134,665	53
Alaska, primarily from oil and gas activities	28,188	12	25,183	11	19,716	8
Contract-leasing	57,538	24	35,441	15	26,892	11
Air Medical Services	22,208	9	37,244	16	40,229	16
Flightseeing	6,437	3	6,957	3	8,755	4
FBO	8,912	4	10,729	5	19,568	8
Eliminations	(375)	—	(1,222)	(1)	(1,198)	—

	235,366	100	235,667	100	248,627	100

Year Ended December 31, 2010 compared with Year Ended December 31, 2009

Operating Revenues. Operating revenues were $0.3 million lower for the year ended December 31, 2010 compared with the year ended December 31, 2009. Operating revenues in the U.S. Gulf of Mexico were $8.9 million lower primarily due to a $11.6 million decrease driven by a reduction in the number of helicopters operating in the region and lower flight hours supporting oil and gas activities following the Deepwater Horizon incident. These reductions were partially offset by revenues of $2.7 million generated by equipment contracted to the U.S. Coast Guard in support of oil spill response efforts. Operating revenues from contract-leasing activities increased by $22.1 million as additional helicopters were placed on international contract-leases, primarily in Brazil. As of December 31, 2010, 39 helicopters were dedicated to the contract-leasing market compared with 35 as of December 31, 2009. Operating revenues from air medical services decreased by $15.0 million due to the non-renewal of several contracts upon their conclusion. Operating revenues in Alaska were $3.0 million higher primarily due to an increase in the number of helicopters on contract in support of oil and gas activities. Operating revenues for the FBO were $1.8 million lower primarily due to the loss of a significant customer during 2009.

Costs and Expenses. Costs and expenses were $9.7 million higher for the year ended December 31, 2010 compared with the year ended December 31, 2009. Personnel costs were $4.4 million lower primarily due to a $4.2 million reduction in wage and benefit costs for air medical services in line with reduced activity and $1.9 million in lower crew subsistence costs in the U.S. Gulf of Mexico. These decreases were partially offset by $1.7 million in higher wage and benefit costs in Alaska in support of additional helicopters on contract. Repairs and maintenance costs were $3.4 million higher primarily due to a $5.8 million increase in power-by-hour expense as additional helicopters were placed in power-by-hour maintenance contracts and a $1.7 million increase due to the timing of major repairs, partially offset by a $4.1 million reduction in maintenance spending in air medical services as a result of fewer contracts. Fuel expense decreased by $1.8 million primarily due to a reduction in FBO fuel sales. Other operating expenses were $3.4 million higher primarily due to the receipt of $5.7 million in insurance reimbursements in 2009 for expenses incurred following Hurricanes Gustav and Ike in 2008. This was partially offset by a $2.3 million reduction in costs attributable to a firefighting contract completed in 2009. Administrative and general expenses were $4.4 million higher primarily due to $2.1 million in higher wage and benefit costs and the 2009 reversal of a $1.5 million provision for doubtful accounts following its collection. Depreciation expense was $6.0 million higher due to the continued modernization of the fleet through the addition of new and higher cost equipment.

Interest expense on advances from SEACOR. Interest expense on advances from SEACOR was $1.1 million higher in 2010 due to both higher intercompany advances as well as higher average interest rates charged on the advances.

SEACOR management fees. SEACOR management fees represent various corporate costs incurred by SEACOR, which are in turn charged to all of its operating segments. These fees are allocated using income-based performance metrics of the Company in relation to SEACOR’s other operating segments. SEACOR management fees for the year ended December 31, 2010 were $4.6 million compared with $5.5 million for the year ended December 31, 2009. The reduction was primarily due to a lower proportion of SEACOR’s corporate costs being charged to us based on our results in comparison with SEACOR’s other operating segments.

Derivative gains (losses), net. Derivative losses in 2010 were the result of losses relating to the ineffective portion of forward currency exchange contracts. Derivative gains in 2009 were the result of gains relating to the ineffective portion of forward currency exchange contracts.

Foreign currency gains (losses), net. Foreign currency losses, net in 2010 were primarily due to a strengthening of the U.S. dollar against the Euro underlying certain cash balances. Foreign currency gains, net in 2009 were primarily due to the weakening of the U.S. dollar against the Euro underlying certain cash balances.

Income Tax Expense (Benefit). During the year ended December 31, 2010, our effective income tax rate was 55.1% primarily due to the recognition of income tax benefits of $1.1 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors and $0.3 million relating to participation in share award programs sponsored by SEACOR. During the year ended December 31, 2009, our effective income tax rate was 55.4% primarily due to the recognition of income tax expenses of $0.5 million as a result of allocated non-deductible SEACOR management fees and $0.2 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors. Subsequent to this offering, we expect that the charges under the transition services agreement between us and SEACOR will be fully deductible for income tax purposes. For more information regarding the transition services agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Year Ended December 31, 2009 compared with Year Ended December 31, 2008

Operating Revenues. Operating revenues were $13.0 million lower for the year ended December 31, 2009 compared with the year ended December 31, 2008. Operating revenues were $13.3 million lower in the U.S. Gulf of Mexico primarily due to a slowdown in offshore oil and gas activity that began in late 2008 following a sharp reduction in oil and gas prices and a reduction in hurricane related activity. Operating revenues in Alaska increased by $5.5 million due to additional contract revenues generated from oil and gas support activities. Operating revenues from contract-leasing activities increased by $8.5 million, primarily in international regions. As of December 31, 2009, 35 helicopters were dedicated to the contract-leasing market compared with 24 as of December 31, 2008. Operating revenues from air medical services decreased by $3.0 million primarily due to contract terminations. Operating revenues from FBO decreased by $8.8 million primarily due to the loss of a significant customer. Operating revenues from flightseeing decreased by $1.8 million primarily due to a decline in tourism in Alaska in 2009.

Costs and Expenses. Costs and expenses were $31.3 million lower for the year ended December 31, 2009 compared with the year ended December 31, 2008. Personnel costs were $8.8 million lower primarily due to a reduction in workforce both in the U.S. Gulf of Mexico and air medical services of $5.1 million and $4.0 million, respectively, in line with the slowdown in activity as discussed above. These reductions were partially offset by increased personnel costs in Alaska of $1.3 million in support of additional contracts for oil and gas activity. Repairs and maintenance costs were $1.5 million lower primarily due to the timing of repairs. Fuel and supplies expenses decreased by $18.5 million primarily due to an $8.4 million decrease in connection with the reduction in flight hours in the U.S. Gulf of Mexico and a $7.8 million decrease due to lower activity levels at the FBO following the loss of a significant customer. Other operating expenses were lower in 2009 due to the receipt of insurance reimbursements in 2009 for expenses incurred following Hurricanes Gustav and Ike in 2008.

Interest income. Interest income was lower in 2009 compared with 2008 due to interest earned on escrow deposits in 2008 relating to a like-kind exchange program and interest on a past due receivable balance that was ultimately satisfied in full.

Interest expense on advances from SEACOR. Interest expense on advances from SEACOR was higher in 2009 due to both higher intercompany advances as well as higher average interest rates charged on the advances.

SEACOR management fees. SEACOR management fees represent various corporate costs incurred by SEACOR, which are in turn charged to all of its operating segments. These fees are allocated using income-based performance metrics of us in relation to SEACOR’s other operating segments. SEACOR management fees for the years ended December 31, 2009 and December 31, 2008 were essentially flat at $5.5 million and $5.7 million, respectively.

Foreign currency gains (losses), net. Foreign currency gains, net in 2009 were primarily due to the weakening of the U.S. dollar against the Euro underlying certain cash balances. Foreign currency gains, net in 2008 were primarily due to the weakening of the U.S. dollar against the Euro underlying certain intercompany balances.

Income Tax Expense (Benefit). During the year ended December 31, 2009, our effective income tax rate was 55.4% primarily due to the recognition of income tax expenses of $0.5 million as a result of allocated non-deductible SEACOR management fees and $0.2 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors. During the year ended December 31, 2008, our effective income tax rate was 14.5% primarily due to the recognition of income tax expenses of $0.3 million as a result of allocated non-deductible SEACOR management fees and $0.3 million on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors. Subsequent to this offering, we expect that the charges under the transition services agreement between us and SEACOR will be fully deductible for income tax purposes. For more information regarding the transition services agreement, see “Certain Relationships and Related Party Transactions—Transition Services Agreement.”

Liquidity and Capital Resources

Overview

Our ongoing liquidity requirements arise primarily from working capital needs, meeting our capital commitments and the repayment of debt obligations. In addition, we may use our liquidity to fund acquisitions or to make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, we may secure additional liquidity through the issuance of debt or borrowings under a credit facility. Historically, SEACOR has advanced substantial amounts of capital to us to fund our expenditures. We have participated historically in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections are forwarded to SEACOR. As a consequence of this arrangement, we have historically maintained minor balances. As of June 30, 2011, advances from SEACOR were $461.0 million. Interest on these advances is settled quarterly and varies based on SEACOR’s weighted average borrowing rate (6.1% for the six months ended June 30, 2011). In connection with this offering, SEACOR intends to contribute $             million of its aggregate advances as additional capital to us. We expect to use the net proceeds of the offering together with borrowings under our new $             revolving credit facility to repay to SEACOR the then remaining balance of these advances. We anticipate $             million of availability under the revolver after borrowings for the repayment of the remaining advances from SEACOR and after borrowings of $             million for working capital needs. We do not expect SEACOR to continue to advance us any capital following consummation of this offering.

Our unfunded capital commitments as of August 31, 2011 consisted primarily of helicopters. These commitments totaled $177.6 million, of which $82.1 million is payable during the remainder of 2011 and $50.2 million is payable in 2012. Delivery dates on the remaining commitments have yet to be determined. We expect to finance the remaining acquisition costs through a combination of cash on hand, cash provided by operating activities and borrowings under our new revolving credit facility.

Cash Flows

Summary of Cash Flows

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Cash provided by or (used in):
Operating Activities	$10,152	$11,489	$83,743	$57,234	$43,259
Investing Activities	(46,835)	(62,494)	(132,549)	(64,116)	(205,817)
Financing Activities	33,834	51,384	46,963	9,386	167,229
Effect of Exchange Rate Changes on Cash and Cash Equivalents	891	(131)	(1,768)	(1,396)	—

Net Increase (Decrease) in Cash and Cash Equivalents	$(1,958)	$248	$(3,611)	$1,108	$4,671

Cash Flows from Operating Activities

Cash flows provided by operating activities decreased by $1.3 million during the six months ended June 30, 2011 compared with the six months ended June 30, 2010. Cash flows provided by operating activities increased by $26.5 million during the year ended December 31, 2010 compared with the year ended December 31, 2009. Cash flows provided by operating activities increased by $14.0 million during the year ended December 31, 2009 compared with the year ended December 31, 2008. The components of cash flows provided by operating activities during the six months ended June 30, 2011 and 2010 and the years ended December 31, 2010, 2009 and 2008 were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008
	(in thousands)
Operating income before depreciation and gains on asset dispositions and impairments, net	$35,477	$28,659	$62,335	$66,316	$47,007
Changes in operating assets and liabilities before interest and income taxes	(7,085)	(4,197)	327	(11,893)	(1,301)
Dividends received from 50% or less owned companies	162	—	—	—	—
Interest paid, excluding capitalized interest	(12,863)	(10,748)	(21,516)	(20,341)	(12,968)
Benefit on net tax operating losses purchased by SEACOR	—	—	47,016	30,346	16,643
Income taxes paid, net of refunds	(306)	(50)	(65)	(176)	(83)
SEACOR management fees	(5,186)	(2,128)	(4,550)	(5,481)	(5,681)
Other	(47)	(47)	196	(1,537)	(358)

Total cash flows provided by operating activities	$10,152	$11,489	$83,743	$57,234	$43,259

Operating income before depreciation and gains on asset dispositions and impairments, net was $6.8 million higher in the six months ended June 30, 2011 compared with the six months ended June 30, 2010, primarily due to a $10.1 million increase in revenues from contract-leasing activities offset by a $1.6 million increase in personnel expenses and a $2.1 million increase in fuel expenses due to higher prices.

Operating income before depreciation and gains on asset dispositions and impairments, net was $4.0 million lower during the year ended December 31, 2010 compared with the year ended December 31, 2009, primarily due to $2.1 million higher administrative wage and benefit costs and the 2009 reversal of a $1.5 million provision for doubtful accounts following its collection.

Operating income before depreciation and gains on asset dispositions and impairments, net was $19.3 million higher during the year ended December 31, 2009 compared with the year ended December 31, 2008, primarily due to $18.5 million lower fuel and supplies expenses, $8.8 million lower personnel costs and a $13.0 million decrease in revenues in line with an 11% reduction in flight hours and lower activity levels at the FBO. In addition, other operating expenses were lower in 2009 due to the receipt of insurance reimbursements in 2009 totaling $5.7 million for expenses incurred following Hurricanes Gustav and Ike in 2008.

During the year ended December 31, 2009, changes in operating assets and liabilities before interest and income taxes used cash flows of $11.9 million, primarily due to increases in working capital as additional helicopters were placed in power-by-hour maintenance programs.

Cash Flows from Investing Activities

During the six months ended June 30, 2011, net cash used in investing activities was $46.8 million primarily as follows:

•	Capital expenditures were $50.2 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the disposition of property and equipment were $9.0 million.

•	Cash settlements on derivative transactions, net were $4.1 million.

•	Investments in and advances to, 50% or less owned companies were $6.2 million.

•	We released $3.4 million from escrow deposits related to like-kind exchange programs.

During the six months ended June 30, 2010, net cash used in investing activities was $62.5 million primarily as follows:

•	Capital expenditures were $62.7 million, which consisted primarily of helicopter acquisitions.

During the year ended December 31, 2010, net cash used in investing activities was $132.5 million primarily as follows:

•	Capital expenditures were $130.8 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the disposition of property and equipment were $0.9 million.

•	Investments in and advances to, 50% or less owned companies were $3.2 million.

•	Returns of investments and advances from 50% or less owned companies were $1.0 million.

During the year ended December 31, 2009, net cash used in investing activities was $64.1 million primarily as follows:

•	Capital expenditures were $90.8 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the dispositions of property and equipment were $26.0 million.

•	Returns of investments and advances from 50% or less owned companies were $0.9 million.

•	Net principal receipts from third-party notes receivable were $0.9 million.

During the year ended December 31, 2008, net cash used in investing activities was $205.8 million primarily as follows:

•	Capital expenditures were $220.6 million, which consisted primarily of helicopter acquisitions.

•	Proceeds from the dispositions of property and equipment were $16.4 million.

•	Investments in and advances to, 50% or less owned companies were $21.1 million.

•	We released $10.1 million from escrow deposits related to like-kind exchange programs.

•	We received net cash settlements of $9.0 million on derivative transactions relating to fair value hedges in respect of capital commitments to purchase helicopters.

Cash Flows from Financing Activities

We participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections of ours are forwarded to SEACOR. Our cash flows from financing activities are therefore primarily the result of the net cash advances received from SEACOR and vary primarily based on the timing of our capital expenditures.

During the six months ended June 30, 2011, net cash received from financing activities was $33.8 million, of which $35.2 million represented advances from SEACOR.

During the six months ended June 30, 2010, net cash received from financing activities was $51.4 million all of which was the result of advances from SEACOR.

During the year ended December 31, 2010, net cash received from financing activities was $47.0 million, of which $8.4 million was the result of advances from SEACOR and $38.7 million was for the issuance of secured bank debt to finance the acquisition of two helicopters.

During the years ended December 31, 2009 and 2008, net cash received from financing activities was $9.4 million and $167.2 million, respectively, all of which was the result of advances from SEACOR.

Short and Long-Term Liquidity Requirements

Current economic conditions have continued to disrupt the credit markets. To date, our liquidity has not been materially impacted by the current credit environment and management does not expect that we will be materially impacted in the near future. We anticipate that we will continue to generate positive cash flows from operations and that these cash flows will be adequate to meet our working capital requirements. To support our capital expenditure program and/or other liquidity requirements, we may use operating cash flow, cash balances or proceeds from sales of assets, issue debt, borrow under our new revolving credit facility or any combination thereof.

Our availability of long-term financing is dependent upon our ability to generate operating profits sufficient to meet our requirements for working capital, capital expenditures and a reasonable return on investment. We believe that earning such operating profits will permit us to maintain our access to favorably priced financing arrangements. Management will continue to closely monitor our liquidity and the credit markets.

Off-Balance Sheet Arrangements

On occasion, we and our partners will guarantee certain obligations on behalf of their joint ventures. As of June 30, 2011 and December 31, 2010, we had no such guarantees in place.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and their aggregate maturities as of December 31, 2010 (in thousands):

	Payments Due By Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Contractual Obligations:
Long-term Debt (1)	$43,171	$3,775	$7,497	$31,899	$—
Capital Purchase Obligations (2)	161,878	84,536	77,342	—	—
Operating Leases (3)	16,626	3,351	4,019	3,387	5,869
Purchase Obligations (4)	4,765	4,765	—	—	—
Other (5)	1,195	707	199	246	43

	$227,635	$97,134	$89,057	$35,532	$5,912

(1)	Amount does not include advances from SEACOR, which totaled $356.0 million as of December 31, 2010. Maturities of our borrowings and interest payments pursuant to such borrowings are based on contractual terms.
(2)	Capital purchase obligations represent commitments for the purchase of property and equipment as of December 31, 2010. Such commitments relate to orders we had placed as of December 31, 2010 for 13 new helicopters, consisting of two Eurocopter EC225 heavy helicopters and 11 AgustaWestland AW139 medium helicopters. These commitments are not recorded as liabilities on our consolidated balance sheet as of December 31, 2010 as we have not yet received the goods or taken title to the property. Unfunded capital commitments as of August 31, 2011 consisted primarily of helicopters and totaled $177.6 million, of which $82.1 million is payable during the remainder of 2011 and $50.2 million is payable in 2012. Delivery dates on the remaining commitments have yet to be determined. Of these commitments, approximately $48.2 million, including deposits already paid, may be terminated without further liability.
(3)	Operating leases primarily include leases of helicopters and other property that have a remaining term in excess of one year.
(4)	Purchase obligations primarily include purchase orders for helicopter inventory and maintenance as of December 31, 2010. These commitments are for goods and services to be acquired in the ordinary course of business and are fulfilled by our vendors within a short period of time.
(5)	Other primarily includes deferred compensation arrangements.

Qualitative and Quantitative Disclosures about Market Risk

We maintained Euro denominated cash balances of €1.8 million as of June 30, 2011. An adverse change of 10% in the underlying foreign currency exchange rate would reduce net income by $0.2 million.

We have entered into and settled positions in Euro-based forward currency exchange contracts designated as fair value hedges for capital purchase commitments. As of June 30, 2011, we had capital purchase commitments of €129.1 million ($185.8 million) and forward currency exchange contracts designated as fair value hedges of €50.1 million ($72.1 million). An adverse change of 10% in the underlying foreign currency exchange rate would increase the U.S. Dollar equivalent of the non-hedged purchase commitment by $11.4 million. Subsequent to June 30, 2011, the forward currency exchange contracts designated as fair value hedges of €50.1 were liquidated and we settled those contracts with SEACOR.

As of June 30, 2011, we had $37.2 million of variable rate debt due 2015. These instruments bear a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. The interest rates reset quarterly. As of June 30, 2011, the interest rate on these borrowings was 2.85%. A 10% increase in the underlying LIBOR would raise the rate to 2.87%, reflecting a corresponding increase to gross interest expense of $9,300.

As of June 30, 2011 we had interest rate swap agreements with a notional value of $31.8 million. These agreements call for us to pay a fixed interest rate ranging from 1.67% to 1.83% and receive interest payments based on LIBOR. As of June 30, 2011, we had a liability of $0.4 million having marked to market our positions in these interest rate swap agreements.

Effects of Inflation

Our operations expose us to the effects of inflation. In the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from industry publications, third-party studies, recent press reports, filings of public companies in our industry and internal company reports. These sources include PFC Energy, Flightglobal and various publicly available press reports and articles. We have received permission to include the PFC Energy data provided herein and the other sources we used are publicly available and/or generally state that the information contained therein has been obtained from sources believed to be reliable. In addition, we believe and act as if such information is correct and reliable.

Overview

Helicopters are used for the transportation of personnel, light equipment, and supplies for a wide variety of industries, including offshore oil and gas, tourism, construction, forestry, mining, recreation and travel. In addition, they provide mission-critical services to law enforcement, search and rescue, firefighting and medical services organizations.

Helicopter Supply

The helicopter industry is capital intensive. According to Flightglobal, in recent years, manufacturers have delivered approximately 200 medium and 50 heavy helicopters per year, split between civilian and military customers. According to PFC Energy, there are four major original equipment manufacturers (“OEMs”): Bell Helicopter Textron, Eurocopter Group, Sikorsky Aircraft Corporation and AgustaWestland that together supply approximately 95% of civil turbine helicopters globally. The industry benefits from military spending to develop technology. The same OEMs that service military needs also service the civil helicopter market and adapt the military technology for use in their commercial helicopters. Helicopter orders typically are placed one to three years prior to the expected delivery. The industry is highly regulated and government-issued licenses and operating certificates must be obtained in order to operate aircraft within a specific country.

Helicopter Values

Typically, approximately 10% of the value of a medium or large helicopter is attributable to outfitting for industry specific requirements. The major components of helicopters, such as engines, gearboxes and transmissions typically account for 30% to 50% of a helicopter’s value. These helicopter parts are modular and easily reused on other aircraft. As a result, helicopters can retain much of their value if they are well-maintained. In addition, older models can be retrofitted with technologically advanced equipment, enhancing performance and extending productive life.

Helicopter Activities

Oil and Gas

According to PFC Energy, the oil and gas industry is serviced by three global operators, including us, with fleets in excess of 150 helicopters and at least 15 regional operators with fleets of less than 50 helicopters. PFC Energy market data indicates that the five largest helicopter operators own approximately 50% of the helicopters servicing the oil and gas industry, while the top 20 operators own 76% of the worldwide fleet. Many of the regional operators have developed exclusive relationships with large global operators. This provides the regional operators with access to global customer relationships and helicopters with new technology that they otherwise could not easily access given their limited resources.

As the offshore oil and gas industry has expanded, according to PFC Energy, demand for helicopters has increased because helicopters tend to be the primary form of transport for rig and platform crews and personnel providing special services during drilling operations. The key determinants of helicopter demand in the oil and gas aviation market are the number of manned offshore platforms, the number of crew on those platforms, and migration farther offshore. According to PFC Energy, as offshore drilling and production moves further offshore to deeper waters, it is expected that the industry will require additional helicopters to transport personnel and equipment to support larger, new infrastructure that operates at a higher level of activity. For example, newer offshore production infrastructure in the U.S. Gulf of Mexico requires more personnel and is typically farther away from the shore. This is in contrast to older platforms that either were unmanned or required fewer than ten people to operate. In addition, the shift to exploration in deeper water located farther offshore is expected to increase flight hours and drive demand for larger aircraft with greater range and passenger capacity.

Although shallow water activity in the U.S. Gulf of Mexico is not expected to increase materially in the near term, according to PFC Energy, global deepwater activity is expected to increase from 181 production platforms in 2011 to 300 platforms in 2020. Declining production of oil from onshore and shallow water fields have encouraged producers to increase exploration activity in deeper waters often located farther from shore making marine transportation of personnel less feasible. Except for the U.S. Gulf of Mexico and other offshore areas where weather and sea conditions tend to be benign, helicopters are typically the preferred method of transportation. In the U.S. Gulf of Mexico, helicopters are typically the preferred transportation option for distances greater than 50 kilometers from shore, according to PFC Energy.

According to PFC Energy, the number of deepwater rigs is expected to double from 2008 to 2020. Between 2001 and 2010, $541 billion was spent on deepwater fields according to PFC Energy. PFC Energy predicts that the spending will grow by 130% over the next decade, with oil and gas companies expected to spend $1.25 trillion between 2011 and 2020. In connection with the expected increase in deepwater activity by oil and gas companies in the U.S. Gulf of Mexico, U.S. government inspectors are expected to require additional helicopter support services to monitor exploration and production activities.

U.S. Gulf of Mexico

The U.S. Gulf of Mexico is the largest market for helicopter services in the world with approximately 35% of the worldwide fleet, as of May 2011, according to PFC Energy. There are approximately 3,500 production platforms in the U.S. Gulf of Mexico, of which 2,500 have helipads and approximately 1,000 are manned, according to PFC Energy. The Deepwater Horizon incident in April 2010 and the subsequent moratorium on offshore deepwater drilling caused a slowdown in exploration and drilling activity. Now that the moratorium has been lifted, near-term demand for helicopter operators to support exploration in the region is expected to improve. However it is not possible to estimate whether or when drilling operations in the U.S. Gulf of Mexico will return to activity levels comparable to those of years prior to the incident and the resulting moratorium.

Alaska

Alaska is a key growth market as production is expected to increase by 46% from 2010 to 2030 according to Wood Mackenzie, which specialized in the global energy, mineral, and mining industries, Corporate Analysis Tool on September 16, 2011 (WoodMackenzie”). Alaska produces oil and gas offshore in the Cook Inlet in the southern part of the state and in the Beaufort and Chukchi Seas of the Arctic Ocean to the north. Many onshore oil and gas installations are also dependent on helicopter support because of the remote and inhospitable terrain. Helicopters in this region have to be certified to operate safely in temperatures as low as minus 40° Celsius. For offshore operations, customers typically demand twin engine helicopters that carry sophisticated foul weather and survival gear for passengers. Over the past few years, a number of multinational oil companies have made large investments in leases to explore in the Chukchi Sea.

Brazil

Industry sources indicate that Brazil currently is the fastest growing market for offshore helicopter services, expected to grow 10% annually from 2010 to 2020, according to WoodMackenzie. The recent significant discoveries in the Santos and Campos basins have already begun to spur new demand for oilfield services and, in turn, helicopter services. Between January 2009 and April 2011, over 30 discoveries were announced off the coast of Brazil. PFC Energy estimates there will be 92 helicopters operating for the Brazilian oil and gas industry at the end of 2011, with medium and heavy helicopters accounting for all but seven of these helicopters. There were 79 helicopters operating in the oil and gas sector at the end of 2010. All of the growth has been in medium and heavy helicopters. As exploration and production activity further develops, significant growth for helicopter services in this region is expected.

The North Sea

The North Sea currently represents the world’s second largest market for helicopter services, after the U.S. Gulf of Mexico. There are approximately 600 production platforms with helidecks, according to PFC Energy. Passenger loads tend to be larger than in the U.S. Gulf of Mexico with stringent operating requirements. Because of challenging conditions, North Sea helicopters are all twin engine models, and two pilots are required at all times. In addition, flights are always under instrument flight rules, and helicopters are required to have the latest safety and monitoring systems which are still optional in many other regions. Although the market for oil and gas production in the North Sea is mature and in long-term decline, recent new deepwater finds in Norway may offer growth opportunities for heavy helicopters in the area.

Other Markets

Helicopter service providers are seeking ways to expand into emerging, international oil and gas markets in Australia, India, Southeast Asia, and West Africa. Many of these regions lack significant existing helicopter infrastructure and services and, therefore, may represent growth opportunities for the industry. In Ghana and Malaysia, extensive offshore development programs have recently begun. According to the Australian Government Department of Resources, Energy and Tourism, Australia is the third largest LNG exporter in the Asia-Pacific region and the fourth largest LNG exporter in the world, and there are several other major Australian LNG projects at various stages of development which will substantially increase production capacity when they come on line. In addition, recent industry news suggests that China is considering deepwater development in the South China Sea, and India has two deepwater discoveries off the Indian East Coast.

Search and Rescue Services

Until recently, search and rescue services were typically performed by government agencies. Now, due to over-burdened and underfunded national coastguards, these services are also provided by commercial operators. Search and rescue operations are technically demanding and require expensive specifically-outfitted helicopters and highly-trained crews, which makes it more complicated to enter this market.

Medical Services

Medical service providers are principally engaged in the transport of patients from accident sites to medical facilities and between medical facilities. Helicopters used for medical transportation are specially designed to accommodate emergency patients and medical equipment and are staffed by pilots, flight crews and paramedics.

BUSINESS

Overview

We are one of the largest helicopter operators in the world and the longest serving helicopter transport operator in the United States, which is our primary area of operations. In 2010, approximately 48% and 12% of our operating revenues were earned in the U.S. Gulf of Mexico and Alaska, respectively. We also provide helicopters and related services to third-party helicopter operators in other countries. In addition to our U.S. customers, we currently have customers in Brazil, Canada, Mexico, the United Kingdom, Sweden, Spain, Indonesia and India. As of June 30, 2011, our fleet consisted of 177 helicopters, most of which were used to transport personnel to and from, and between, offshore installations, drilling rigs and platforms. In addition, as of June 30, 2011, we have placed orders for 16 new helicopters, most of which we expect to be delivered in 2011 and 2012. The primary users of our transport services are major integrated and independent oil and gas companies, and U.S. government agencies. In 2010, approximately 73% of our operating revenues were derived from helicopter services provided to clients primarily involved in oil and gas activities. In addition to serving the oil and gas industry, we provide air medical services, firefighting support, flightseeing tours in Alaska and emergency search and rescue services. Although our operations historically have primarily served the U.S. offshore oil and gas industry, in recent years we have made efforts to reduce our dependence on this market and take advantage of the mobility and versatility of our helicopters to expand into other geographic regions and to serve other industries.

We believe a key factor in optimizing results of operations is to maintain a versatile, modern fleet. We believe our borrowing capacity under a new revolving credit facility that we expect to enter into immediately prior to this offering and our strong relationships with original equipment manufacturers (“OEMs”) will position us well to add new helicopters to our fleet and upgrade existing helicopters, thereby maintaining an asset base suitable for use within our own operations and for contract-leasing to other operators. We also leverage our strong relationships with OEMs to support growth in other services, such as selling specialty equipment and accessories for helicopters, and training. OEMs generally support the aircraft through the sale of aftermarket parts and often may be able to offer a lower initial purchase price because the aftermarket part sales can offset the low initial purchase price. As a result, OEMs have a vested interest in aftermarket support and safety records.

We own and operate three classes of helicopters:

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Heavy helicopters, which have twin engines and a typical passenger capacity of 19 to 22, are primarily used in support of the deepwater offshore oil and gas industry, frequently in harsh environments or in areas with long distances from shore, such as those in the North Sea and Australia. Heavy helicopters are also used to support search and rescue operations.

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Medium helicopters, which mostly have twin engines and a typical passenger capacity of 12 to 15, are primarily used to support the offshore oil and gas industry, search and rescue and air medical services, firefighting activities and corporate uses.

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Light helicopters, which may have single or twin engines and a typical passenger capacity of 4 to 9, are used to support a wide range of activities, including shallow water oil and gas exploration, development and production, the mining industry, power line and pipeline surveying, air medical services, tourism and corporate uses.

Medium and heavy helicopters fly longer distances at higher speeds and can carry larger payloads than light helicopters and are usually equipped with sophisticated electronics permitting them to operate in more demanding weather conditions and difficult climates. Medium and heavy helicopters are most commonly used for crew changes on large offshore production facilities and drilling rigs servicing the oil and gas industry. Historically, they have also been the preferred helicopter in international markets, where offshore facilities have tended to be larger, the drilling locations more remote, and onshore infrastructure more limited. As of June 30, 2011, we owned or operated a total of 177 helicopters, consisting of seven heavy helicopters, 65 medium helicopters, 61 single engine light helicopters and 44 twin engine light helicopters. As of June 30, 2011, we had on order two heavy helicopters and 14 medium helicopters with options to purchase up to an additional 15 medium helicopters under our existing supply agreements.

In recent years we have developed helicopter contract-leasing opportunities to enter developing international markets. We contract-lease to third parties and foreign affiliates. We typically own a less than 50% percent interest in the foreign affiliates and their financial results are not consolidated with our financials. These third parties and affiliates in turn provide helicopter services to clients in their local markets. Under our contract-lease arrangements, operational responsibility is normally assumed by the lessee, which results in lower investment costs for overseas infrastructure. In certain countries, such as Brazil, which have rapidly expanding demand for offshore helicopter support, we have established joint venture relationships, which facilitate our expansion into emerging, international oil and gas markets in Australia, India, Southeast Asia, and West Africa. In July 2011, we acquired a 50% economic interest and 20% voting interest in a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry. As of June 30, 2011, we contract-leased nine helicopters to this affiliate and provide support in the form of management expertise, the supply of spare parts, logistical aid, and maintenance support. We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a Spain-based firefighting operator.

We provide a number of additional services through joint ventures that complement our core chartering and contract-leasing activities. We hold a 50% interest in our Dart joint venture, which is a sales and manufacturing organization based in Canada that engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. We also hold a 50% interest in Era Training Center, a joint venture based in Lake Charles, Louisiana that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies.

The safety of our passengers and the maintenance of a safe working environment for our employees is our number one operational priority. Our customers subject our operations to regular audits and evaluate us based on our safety record and operational fitness and we believe our attention to safety is a critical element in obtaining and retaining customers. We believe we have an excellent safety record and a strong safety culture throughout our organization. We have implemented a safety program that includes, among many other features, (i) transition and recurrent training using flight training devices, (ii) a Federal Aviation Administration (“FAA”) approved flight operational quality assurance program and (iii) health and usage monitoring systems, otherwise known as HUMS, which automatically monitor and report on vibrations and other anomalies on key components of certain helicopters in our fleet.

We are a subsidiary of SEACOR, a NYSE-listed company that is in the business of owning, operating, investing in, and marketing equipment, primarily in the offshore oil and gas, industrial aviation and marine transportation industries. Following completion of this offering, SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock. SEACOR will continue to provide us with essential administrative support services for a transitional period.

Competitive Strengths

We believe the following are our key competitive strengths:

Blended contract-leasing and operating business model—We believe, based on our industry experience and understanding of the business models of our competitors, the combination of operating helicopters and contract-leasing helicopters to other operators is a relatively distinctive business model in the helicopter services industry. We believe our operating business in the United States provides us a critical competitive benefit when offering helicopters to operators outside the United States. Our U.S. operations serve as a support center for clients outside of the United States and a market backstop when contracts end.

Our contract-leasing activities, which accounted for approximately 24% of our revenues in 2010, enable us to reach new geographical markets, create diverse uses for our helicopters and help maintain higher utilization than would otherwise be feasible. In addition, we can penetrate these markets without the cost associated with setting up a full service, proprietary operation. We also take advantage of spot market optionality since not all of our aircraft are covered by long-term contracts. Unlike financial leasing entities, we can work with clients that need aircraft for relatively short-term contracts. We also offer operational support, training, maintenance and access to our inventory of spare parts. We believe this blended business model allows a more efficient deployment of our capital resources.

Our diverse and modern fleet—We have one of the largest U.S.-based helicopter fleets and one of the largest fleets of helicopters operating on a global basis. As of June 30, 2011, our fleet consisted of 177 helicopters, of which 126 were located in the United States and 51 in international markets. As of June 30, 2011, we had 16 new helicopters on order and options for up to an additional 15 helicopters. We believe our size allows us to purchase helicopters and spare parts on attractive terms. We have funded our investment in new helicopters, in part, through the sale of older aircraft and by using cash generated from operations and funds invested by our parent, SEACOR.

Since the beginning of 2005, we have invested over $800 million in helicopters and other property and equipment, primarily in new Eurocopter EC 225 heavy helicopters and AgustaWestland AW139 medium helicopters, which are mainly used in deepwater exploration and production operations. Over the same period, we disposed of 67 helicopters. We believe we will benefit from our relatively young fleet because newer aircraft generally command premium pricing and have enhanced safety features that customers prefer. With the modernization of our fleet, the average ages of our medium and heavy helicopters in our operating business have decreased from 23 years as of December 31, 2004 to 15 years, as of June 30, 2011. In addition, we have capital commitments of $186.6 million primarily consisting of two EC225 heavy helicopters from Eurocopter and nine AW139 medium helicopters and five AW169 medium helicopters from AgustaWestland. Of these commitments, approximately $48.2 million, including deposits already paid, may be terminated without further liability. We have funded our investment in new helicopters, in part, through the sale of older, less desirable aircraft at relatively high prices.

High quality workforce—We have a highly skilled workforce of pilots and mechanics. Our pilots average over 6,800 hours of flight experience and a significant number of them are qualified to operate more than one type of helicopter. Our mechanics average over 16 years of experience and receive on-going training from both helicopter manufacturers and our in-house team of professional instructors.

Long-term customer relationships—We have strong, longstanding relationships with many of our key oil and gas industry customers and international clients. Our customers include major oil and gas companies such as Anadarko Petroleum Corporation, ExxonMobil Corporation and Shell Pipeline Company. We believe that our level of service, our technologically advanced fleet and our focus on safety have helped us establish and maintain our long-term customer relationships. As a result of our long-term customer relationships, we believe that customers look to us first as they grow and expand their helicopter services needs.

Strong, experienced leadership team—Our executive management team has a broad range of domestic and international experience in the aviation industry. We believe this team has a proven track record of managing assets through market cycles and identifying, acquiring and integrating assets, while maintaining efficient operations. Our management team has also been successful in maintaining strong relationships with our customers.

Relationship with SEACOR—Our relationship with SEACOR provides us with the opportunity to cross-market our aviation services to SEACOR’s customers that require aviation support for their offshore oil and gas activities as well as opportunities to employ helicopters in support of emergency responses, such as the 2010 earthquake in Haiti. In addition, SEACOR provides us, and following consummation of this offering will continue to provide us, with a number of essential support functions, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. SEACOR charges us for these services generally based on volume processed or units supported. In addition, SEACOR provides us with certain corporate services including executive oversight provided by SEACOR’s senior management team in areas such as corporate strategies, business development and financing, risk management related to our insurance programs, legal, accounting and tax, for which it charges us a quarterly fee. Upon consummation of this offering, SEACOR will continue to provide us with these corporate services pursuant to a transition services agreement. We expect our operations to remain the same following the consummation of the offering.

We will be billed for these additional services based on hourly rates to be negotiated between us and SEACOR that will depend on the nature of the services to be provided.

Ability to maintain liquidity—We believe that maintaining liquidity will enable us to take advantage of opportunities as they arise. We intend to enter into a $             million revolving credit facility immediately prior to this offering under which we expect to have availability of $             million after giving effect to the repayment of the advances we have received from SEACOR as described in “Summary—Recapitalization.” We expect that our new revolving credit facility will provide us with sufficient liquidity following this offering, and that we will no longer require advances from SEACOR. We believe that the liquidity that we maintain through cash flow from operations and borrowings under our new revolving facility will provide us with the financial flexibility to expand our fleet and pursue opportunities to grow our business and also provides a hedge against any future adverse market conditions.

Strategy

Our goal is to be a leading, cost effective global provider of helicopter transport and related services. The following are our key business strategies:

Expand into new and growing geographic markets—We believe there are significant opportunities in offshore oil and gas markets outside of the United States, and we continually seek to access these growth markets. Currently, our most significant effort to grow our business internationally is in Brazil. We recently acquired an interest in a local company servicing the Brazilian offshore oil and gas industry and to which we contract-lease helicopters and provide support services. We also have strong working relationships with operators in India, Argentina, China, Indonesia, Mexico and other foreign locations. We believe, based on our industry experience and understanding of the markets and the competitive landscape, that several of these markets are underserved by larger multinational helicopter operators and as a result provide us with significant opportunities for growth.

Further develop contract-leasing opportunities—We believe contract-leasing helps to provide stable cash flow and access to emerging, international oil and gas markets in Australia, India, Southeast Asia and West Africa. We believe customers look to us for helicopter contract-leasing because they know we have a modern, efficient fleet, with a selection of helicopter models to meet their needs. We intend to continue to develop and grow our participation in international markets where the fundamentals for helicopter demand are favorable, particularly to service offshore deepwater installations and new areas of exploration. We believe that the market for contract-leasing will continue to grow as smaller operators in developing areas prefer the limited financial commitments of contracting equipment over purchasing, which has become increasingly difficult for them given the reduction in capital being made available from financial institutions to these smaller operators. Under certain circumstances, we may elect to set up our own operations or acquire operating certificates if we believe there is sufficient opportunity in a market to warrant the cost and effort of us offering and overseeing a full service operation.

Continue selectively to expand and upgrade our versatile fleet—We regularly review our asset portfolio. We do this by assessing market conditions and changes in our customers’ demand for different helicopter models. As offshore oil and gas drilling and production move to deeper water in most parts of the world, we believe more medium and heavy helicopters, and new technology may be required in the future. We continually assess our fleet and adjust helicopter orders accordingly, ordering new equipment as demand dictates. See “Business—Equipment and Services.” We lease out, buy and sell equipment in the ordinary course of our business. We intend to continue to pursue opportunities to realize value from our fleet’s versatility by shifting assets between markets when circumstances warrant. For example, during the recent slowdown in the U.S. Gulf of Mexico that followed the Deepwater Horizon accident, we were able to shift some of our helicopters from that region to other oil and gas producing regions. In addition, we work with original equipment manufacturers to adapt and improve their designs, and from time to time, we may sell certain assets in response to fleet requirements or market opportunity. In addition, we have transformed our fleet significantly by reducing the average age of the fleet, increasing the size of our fleet and shifting its composition more towards the medium and heavy helicopters increasingly favored by the offshore oil and gas industry. See “Equipment and Services.”

Pursue strategic acquisitions and joint ventures—Over the last few years, in addition to expanding and diversifying our fleet, we have grown our business and entered new markets through acquisitions and joint ventures. Since 2004, we have completed two business acquisitions and entered into several joint ventures and partnering arrangements. We regularly seek to identify potential acquisitions and joint venture opportunities. We believe we have a successful track record of completing and integrating acquisitions, and structuring joint ventures.

Diversify sources of earnings—We seek to develop additional sources of earnings and expand beyond our traditional helicopter transport services in the oil and gas industry. Our Dart joint venture engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. Our Era Training Center joint venture provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies. We will continue to build upon the expertise, relationships and buying power in our operating businesses to develop other business opportunities and sources of revenue.

Equipment and Services

The following tables identify the types of helicopters that comprise our fleet as of June 30, 2011. “Owned” are those helicopters majority owned by us. “Joint Ventured” are those helicopters owned by entities in which we do not have a controlling interest. “Leased-in” are those helicopters leased-in under operating leases. “Managed” are those helicopters that are owned by non-affiliated entities and operated by us for a fee. As of June 30, 2011, 126 helicopters were located in the United States and 51 were located in foreign jurisdictions.

As of June 30, 2011	Owned (1)	Joint Ventured	Leased-in (2)	Managed	Total	Maximum Passengers (3)	Cruise Speed (mph)	Appr. Range (miles)	Average Age (Years)
Light helicopters—single engine:
A119	18	6	—	—	24	7	161	270	5
AS350	34	—	3	—	37	5	138	361	15

	52	6	3	—	61

Light helicopters—twin engine:
A109	7	—	—	2	9	7	161	405	6
BK-117	3	—	4	4	11	9	150	336	22
BO-105	6	—	—	—	6	4	138	276	23
EC135	10	—	2	—	12	7	138	288	7
EC145	3	—	—	3	6	9	150	336	3

	29	—	6	9	44

Medium helicopters:
AW139	25	—	—	—	25	15	173	426	3
Bell 212	15	—	—	—	15	12	115	299	32
Bell 412	6	—	—	—	6	13	138	352	30
Sikorsky 76 A/A++	6	—	2	2	10	12	155	348	26
Sikorsky 76 C/C++	8	—	—	1	9	12	161	348	4

	60	—	2	3	65

Heavy helicopters:
EC225	7	—	—	—	7	22	162	582	2

	7	—	—	—	7

	148	6	11	12	177

(1)	Excludes one EC 120 helicopter removed from service and subsequently sold in July 2011.
(2)	Excludes three EC 120 helicopters removed from service and subsequently sold in July 2011.
(3)	In typical configuration for our operations.

In addition to our existing fleet, as of June 30, 2011, we had placed orders for 16 new helicopters, consisting of two Eurocopter EC225 heavy helicopters, nine AgustaWestland AW139 medium helicopters and five AgustaWestland AW169 medium helicopters. One of the EC225s is scheduled to be delivered in 2011 and one in 2012. Six of the AW139s are scheduled to be delivered in 2011 and three in 2012. Delivery dates for the AW169s have yet to be determined. In addition, we had outstanding options to purchase up to an additional 15 AW139 medium helicopters. If these options are exercised, the helicopters will be delivered beginning in 2012 through 2015.

The management of our global helicopters involves a careful evaluation of the expected demand for helicopter services across global oil and gas markets, including the type of helicopter needed to meet this demand. As offshore oil and gas drilling and production globally moves to deeper water, more medium and heavy helicopters and newer technology helicopters may be required. Our orders and options to purchase helicopters are entirely for medium and heavy helicopters. These capital commitments reflect our effort to meet customer demand for helicopters suitable for the deepwater market.

Medium and heavy helicopters fly longer distances at higher speeds and can carry larger payloads than light helicopters and are usually equipped with sophisticated electronics permitting them to operate in more demanding weather conditions and difficult climates. Medium and heavy helicopters are most commonly used for crew changes on large offshore production facilities and drilling rigs servicing the oil and gas industry. Historically, they have also been the preferred helicopter in international markets, where offshore facilities have tended to be larger, the drilling locations more remote, and onshore infrastructure more limited. As of June 30, 2011, we owned or operated a total of 177 helicopters, consisting of seven heavy helicopters, 65 medium helicopters, 61 single engine light helicopters and 44 twin engine light helicopters. As of June 30, 2011, we had on order two heavy helicopters and 14 medium helicopters with options to purchase up to an additional 15 medium helicopters under our existing supply agreements.

In recent years we have developed helicopter contract-leasing opportunities to enter developing international markets. We contract-lease to third parties and foreign affiliates in which we typically own a less than 50% percent interest and whose financial results are not consolidated with our financials. These third parties and affiliates in turn provide helicopter services to clients in their local markets. Under our contract-lease arrangements, operational responsibility is normally assumed by the lessee, which results in lower investment costs for overseas infrastructure. In certain countries, such as Brazil, which have rapidly expanding demand for offshore helicopter support, we have established joint venture relationships, which facilitate our expansion into emerging, international oil and gas markets in Australia, India, Southeast Asia, and West Africa. In July 2011, we acquired a 50% economic interest and 20% voting interest in a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry. As of June 30, 2011, we contract-leased nine helicopters to this affiliate and provide support in the form of management expertise, the supply of spare parts, logistical aid, and maintenance support. We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a Spain-based firefighting operator.

In the United States, we provide and operate helicopters under contracts using a Federal Aviation Administration (“FAA”) issued Part 135 Air Operator’s Certificate (“AOC”) for a variety of activities, which are primarily offshore oil and gas exploration, development and production; air medical services; firefighting; flightseeing tours; and emergency response search and rescue. For contracts in the United States, we are required to provide a complete support package including flight crews, aircraft maintenance and management of flight operations.

In international markets, helicopters are typically operated using another operator’s AOC, frequently through “dry contract-leases” under which our customers handle all the operational support. Certain other international contracts require us to provide more limited operational support, which typically consists of pilot training and/or aircraft maintenance.

We provide a number of additional services through joint ventures that complement our core chartering and contract-leasing activities. We hold a 50% interest in our Dart joint venture, which is a sales and manufacturing organization based in Canada that engineers and manufactures after-market helicopter parts and accessories for sale to helicopter manufacturers and operators, and distributes parts and accessories on behalf of other manufacturers. We also hold a 50% interest in Era Training Center, a joint venture based in Lake Charles, Louisiana that provides instruction, flight simulator and other training to our employees, pilots working for third parties, other helicopter companies, including our competitors, and government agencies.

In Alaska we operate an FBO at Ted Stevens Anchorage International Airport, leasing storage space and selling fuel and other services to a diverse group of general aviation companies and large corporations. In addition, we operate light and medium helicopters on the North Slope and around Prudhoe Bay in support of oil and gas exploration, development and production activities and inland in support of firefighting activities. We also operate light helicopters in a flightseeing operation, primarily in support of the cruise line industry providing passengers with glacier and dog-sled tours from Juneau and Denali.

Our Markets

Our current principal markets for our transportation and search and rescue services to the offshore oil and gas exploration, development and production industry are in the U.S. Gulf of Mexico and Alaska. In addition, we currently conduct our international operations in support of oil and gas exploration, development and production activity, primarily in Brazil, parts of Europe, Asia and Mexico.

U.S. Markets. We are one of the largest suppliers of helicopter services in the U.S. Gulf of Mexico. We operate in the U.S. Gulf of Mexico from 15 bases in the area.

Our client base in the U.S. Gulf of Mexico consists of mostly international, independent and major integrated oil and gas companies. The U.S. Gulf of Mexico is a major offshore oil and gas producing region and the largest oil and gas aviation market in the world. According to PFC Energy, the U.S. Gulf of Mexico has approximately 3,500 production platforms, of which 2,500 have helipads and approximately 1,000 are manned. The deepwater platforms are serviced by medium and heavy aircraft. The shallow water platforms are typically unmanned and are serviced by light aircraft. Among our strengths in this region, in addition to our 15 operating bases, are our advanced proprietary flight-following systems, our Era Training Center training services, our maintenance operations and our search and rescue services.

We also have six operating bases in Alaska, where we also provide support for independent and major integrated oil and gas companies. In addition to supporting oil company activities in the Cook Inlet and along the North Slope of Alaska, we operate an FBO at Ted Stevens Anchorage International Airport, provide summer flightseeing tours and support inland firefighting and mining operations. Despite the remote location of our Alaskan bases, they are strategically located to provide services to our customers. These bases frequently include crew accommodation, hangerage and fuel systems, all of which can be otherwise difficult or expensive to secure and maintain in such remote locations.

Our air medical services operations are primarily in the northeastern United States and Florida.

International Markets. We currently conduct our international operations in Brazil, Europe, Asia and other parts of Latin America. The following is a description of international operations.

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Brazil and Latin America—Brazil has one of the largest deepwater offshore exploration and production areas in the world. We hold a 50% economic interest and 20% voting interest in Aeróleo, which we acquired in July 2011. Aeróleo was founded in 1968 to provide logistical air support to the Brazilian oil and gas industry, and has been active mainly in the Campos Basin, the largest offshore oilfield area in Brazil. Aeróleo has a network of seven operating bases distributed strategically in Brazil. As of June 30, 2011, Aeróleo had a fleet of 15 aircraft, of which three Eurocopter EC225 heavy helicopters and six AgustaWestland AW139 medium helicopters are helicopters we contract-lease to Aeróleo. Aeróleo’s main customers are Petroleo Brasiliero S.A. and OGX Petroleo e Gas Participacoes S.A. We also contract-lease helicopters in Mexico to service the offshore oil and gas industry, and intend on remaining active in this region in the future.

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Europe—We contract-lease helicopters and provide logistics and spare parts support to five operators in Europe. These helicopters are used in Sweden, Norway and the United Kingdom by operators providing search and rescue services, firefighting operations and oil and gas exploration support. We also hold a 51% interest in Lake Palma, a joint venture that leases helicopters to FAASA, a Spain-based firefighting operator.

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Asia—We contract-lease helicopters, conduct training and provide logistics and spares support to several operators in the region. In India and Indonesia, we contract-lease helicopters to operators in the oil and gas industry. We have previously operated aircraft in the region and are actively marketing our services here.

Demand for helicopters in our key markets, both in the United States and internationally, is affected by the level of offshore exploration and drilling activities, which in turn is influenced by a number of factors, including:

•	expectations as to future oil and gas commodity prices;

•	customer assessments of offshore drilling prospects compared with land-based opportunities;

•	customer assessments of cost, geological opportunity and political stability in host countries;

•	worldwide demand for oil and natural gas;

•	the ability of The Organization of Petroleum Exporting Countries (“OPEC”) to set and maintain production levels and pricing;

•	the level of production of non-OPEC countries;

•	the relative exchange rates for the U.S. dollar; and

•	various United States and international government policies regarding exploration and development of oil and gas reserves.

Customers and Contractual Arrangements

Our principal customers in the U.S. Gulf of Mexico are major integrated and independent exploration and production companies and U.S. government agencies, primarily BOEMRE. We provide helicopters to BOEMRE under contract and provide services including the provision of flight crews, aircraft maintenance and management of flight operations. In Alaska, our principal customers are oil and gas companies, mining companies and cruise line passengers. Internationally, we typically contract-lease helicopters to local helicopter companies that operate our helicopters under their operating certificates and retain the operating risk. These companies in turn provide helicopter transportation services to oil and gas companies and other governmental agencies.

During the year ended December 31, 2010, our top ten customers accounted for 59% of total revenues. In 2010, Anadarko Petroleum Corporation, U.S government agencies and Aeróleo each accounted for 10% or more of our total revenues. In 2009 and 2008, no single customer accounted for more than 10% of total revenues.

As of June 30, 2011, approximately 56% of our helicopters were utilized in support of customer contracts or services that require us to provide complete operational support. However, in recent years, we have developed contract-leasing opportunities to expand our business, particularly in international markets with local operators that already have regulatory approvals and infrastructure in place. Under these contract-lease arrangements, operational responsibility is normally assumed by the lessee.

We charter our helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements typically require a fixed monthly fee plus incremental payments on flight hours flown, have fixed terms ranging from one month to five years and generally are cancelable upon a 30-day notice. Day-to-day charter arrangements call for either a combination of a daily fixed monthly fee plus a charge based on hours flown or an hourly rate with a minimum number of hours to be charged. Contract-leases generally run from two to five years with no early cancellation provisions and can range from “dry,” providing only the equipment, to “wet,” providing equipment, logistical and maintenance support, insurance and personnel. The rate structure, as it applies to our oil and gas contracts, typically contains terms that limit our exposure to increases in fuel costs over a pre-agreed level. Fuel costs in excess of these levels are passed through to customers. With respect to flightseeing aircraft, block space is allocated to cruise lines and seats are sold directly to customers. Other markets include international oil and gas industry support activities, agricultural support and general aviation activities.

Air medical services are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure, similar to the oil and gas industry, or a fee per completed flight. We operate some air medical contracts pursuant to which we charge a fee per flight.

Competition

The helicopter industry is highly competitive. There are, however, barriers to entry as customers rely heavily on existing relationships, an established safety record, knowledge of site characteristics and existing facilities. Customers evaluate us against our competitors based on a number of factors, including, price, safety record, reliability of service, availability, adaptability and type of equipment, the availability and flexibility to provide incremental aircraft and different models to those primarily required and operational experience.

We are one of the largest helicopter companies operating in the U.S. Gulf of Mexico and one of the largest operating in Alaska. In the U.S. Gulf of Mexico, we have many competitors, the three largest being: Bristow, PHI, Inc. and Rotorcraft Leasing Company LLC. Several customers in the U.S. Gulf of Mexico operate their own helicopter fleets in addition to smaller companies that offer services similar to ours. In Alaska, we compete against a large number of operators, including Evergreen Helicopters Inc. and Bristow. In Brazil and other international regions where we operate, there could be several major competitors depending on the region. Our primary competitors in Brazil consist of Lider Aviącáo Holding S.A., OMNI Táxi Aéreo Ltda., Senior Taxi Aéreo Executivo Ltda. and Brazilian Helicopter Services Taxi Aéreo Ltda.

In air medical services, there are several major competitors with fleets dedicated to air medical operations including Air Methods Corporation, PHI, Inc. and Med Trans Air Medical Transportation. We compete against national and regional firms, and there is usually more than one competitor in each local market. In addition, we compete against hospitals that operate their own helicopters and, in some cases, against ground ambulances.

In most instances, an operator must have an acceptable safety record, demonstrated reliability and suitable equipment to bid for work. Among bidders meeting these criteria, customers typically make their final choice based on price and aircraft preference.

Our contract-leasing business competes against financial leasing companies, such as Milestone Aviation and GE Capital.

Regulation

Our operations are subject to significant United States federal, state and local regulations, as well as international conventions and the laws of foreign jurisdictions where we operate our equipment or where the equipment is registered. We hold the status of an air carrier under the relevant provisions of Title 49 of the Transportation Code and engage in the operating and contract-leasing of helicopters in the United States and as such we are subject to various regulations pursuant to the Transportation Code. We are governed principally by: (i) the economic regulations of the DOT, including Part 298 Registration as on On-Demand Air Taxi Operator approved by the DOT; and (ii) the operating regulations of the FAA Part 135 Air Taxi Certificate granted by the FAA. The DOT regulates our status as an air carrier, including our U.S. citizenship. The FAA regulates our flight operations and, in this respect, has jurisdiction over our personnel, aircraft, ground facilities and certain technical aspects of our operations. In addition to the FAA, the National Transportation Safety Board is authorized to investigate aircraft accidents and to recommend improved safety standards. We are also subject to the

Communications Act of 1934, as amended, because of the use of radio facilities in our operations. Our FBO in Alaska is further subject to the oversight of the Anchorage International Airport.

Helicopters operating in the United States are subject to registration and their owners are subject to citizenship requirements under the Federal Aviation Act. This Act requires that before an aircraft may be legally operated in the United States, it must be owned by “citizens of the United States,” which, in the case of a corporation, means a corporation: (i) organized under the laws of the United States or of a state, territory or possession thereof, (ii) of which at least 75% of its voting interests are owned or controlled by persons who are “U.S. citizens” (as defined in the Federal Aviation Act and regulations promulgated thereunder), and (iii) of which the president and at least two-thirds of the Board of Directors and managing officers are U.S. citizens.

We also are subject to state and local regulations including, but not limited to, significant state regulations for our air medical services and search and rescue operations. In addition, our international operations, primarily helicopter contract-leasing and our joint ventures, are required to comply with the laws and regulations in the jurisdictions in which they conduct business.

Environmental Compliance

As more fully described below, our business is subject to federal, state, local and international laws and regulations relating to environmental protection and occupational safety and health, including laws that govern the discharge of oil and pollutants into navigable waters. Such laws include the federal Water Pollution Control Act, also known as the Clean Water Act, which imposes restrictions on the discharge of pollutants to the navigable waters of the United States. We are also subject to the Coastal Zone Management Act, which authorizes state development and implementation of certain programs to manage water pollution to restore and protect coastal waters. In addition, because our operations generate and, in some cases, involve the transportation of hazardous wastes, we are subject to the Federal Resource Conservation and Recovery Act, which regulates the generation, transportation, treatment, storage and disposal of hazardous and certain non-hazardous wastes. Violations of these laws, along with comparable state and local laws, may result in civil and criminal penalties, fines, injunctions or other sanctions. We are also subject to the Comprehensive Environmental Response, Compensation and Liability Act and certain comparable state laws, which establish strict and, under certain circumstances, joint and several liabilities for specified parties in connection with liability for the investigation and remediation of releases of hazardous materials into the environment and damages to natural resources.

We believe that our operations are currently in material compliance with all environmental laws and regulations. We do not expect that we will be required to make capital expenditures in the near future that are material to our financial position or operations to comply with environmental laws and regulations; however, because such laws and regulations are frequently changing and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these laws and regulations. The recent trend in environmental legislation and regulation is generally toward stricter standards, and it is our view that this trend is likely to continue.

We manage exposure to losses from the above-described laws through our efforts to use only well-maintained, well-managed and well-equipped facilities and equipment and our development of safety and environmental programs, including our insurance program. We believe these efforts will be able to accommodate all reasonably foreseeable environmental regulatory changes. There can be no assurance, however, that any future regulations or requirements or that any discharge or emission of pollutants by us will not have a material adverse effect on our business, financial position or our results of operations.

Safety, Industry Hazards and Insurance

We are committed to safety, and we continually strive to provide safe, reliable and cost-efficient services. As an industry leader, we also look to provide innovative improvements to the overall safety environment in the markets in which we operate. In response to the U.S. Gulf of Mexico’s unique conditions, including limited radio coverage and rapidly changing weather conditions, we established an in-house VHF radio network and offshore weather stations and contributed to the introduction of SATCOM/GPS navigation equipment. These efforts culminated in our receiving industry and FAA recognition for our efforts as a major contributor to the success of the FAA’s Automated Dependent Surveillance—Broadcast (ADS-B) system. This system greatly improves safety through enhanced flight following, communications and weather reporting. We were the first helicopter operator in Alaska to receive approval for Airborne Radar Approaches.

In early 2007, we became the first Part 135 helicopter operator in the United States to receive FAA approval for our Flight Operations Quality Assurance (“FOQA”) program. This system monitors a number of flight parameters and flags any diversions from accepted flight profiles. We are also committed to equipping our fleet with health and usage monitoring systems, otherwise known as HUMS which can detect wear and tear on helicopter components before they reach unserviceable condition.

Helicopter operations are potentially hazardous and may result in incidents or accidents. Hazards include adverse weather conditions, collisions, fire and mechanical failures, which may result in death or injury to personnel, damage to equipment, loss of operating revenues, contamination of cargo, pollution and other environmental damages and increased costs. We maintain aviation hull, liability and war risk, general liability, workers compensation and other insurance customary in the industry in which we operate. We also conduct training and safety programs to promote a safe working environment and minimize hazards.

Employees

As of June 30, 2011, we employed 832 individuals, including 280 pilots and 259 mechanics. We consider relations with our employees to be good. None of our employees are covered by collective bargaining agreements.

Facilities

We are headquartered in Lake Charles, Louisiana, where we coordinate operations for the entire U.S. Gulf of Mexico, manage the support of our worldwide operations and house our primary maintenance facility and training center. We maintain additional bases in the U.S. Gulf of Mexico near key offshore development sites as well.

In addition, we maintain six operating bases in Alaska, including the regional headquarters in Anchorage and two seasonal locations to support flightseeing activity. Medical services are typically provided from customer-owned facilities.

Seasonality

A significant portion of our operating revenues and profits related to oil and gas industry activity is dependent on actual flight hours. The fall and winter months have fewer hours of daylight, particularly in Alaska and the North Sea, and flight hours are generally lower at these times. In addition, prolonged periods of adverse weather in the fall and winter months coupled with the effect of fewer hours of daylight can adversely impact operating results. In general, the months of December through February in the U.S. Gulf of Mexico and October through April in Alaska have more days of adverse weather conditions than the other months of the year. In the U.S. Gulf of Mexico, June through November is tropical storm season. During tropical storms, we are unable to operate in the area of a storm although flight activity may increase immediately prior to and after storms due to the evacuation and return of offshore workers. The Alaska flight-seeing operation is also seasonal with activity occurring from late May until early September. We have less seasonality in our contract-leasing revenues.

Legal Proceedings

On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Helicopters LLC and three other defendants (collectively, the “Defendants”) in the U.S. District Court for the District of Delaware, Superior Offshore International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D. Del.). The Complaint alleges that the Defendants violated federal antitrust law by conspiring with each other to raise, fix, maintain or stabilize prices for offshore helicopter services in the U.S. Gulf of Mexico during the period January 2001 to December 2005. The purported class of plaintiffs includes all direct purchasers of such services and the relief sought includes compensatory damages and treble damages. On September 4, 2009, the Defendants filed a motion to dismiss the Complaint. On September 14, 2010, the Court entered an order dismissing the Complaint. On September 28, 2010, the plaintiffs filed a motion for reconsideration and amendment and a motion for re-argument (the “Motions”). On November 30, 2010, the Court granted the Motions, amended the Court’s September 14, 2010 Order to clarify that the dismissal was without prejudice, permitted the filing of an Amended Complaint, and authorized limited discovery with respect to the new allegations in the Amended Complaint. Following the completion of such limited discovery, on February 11, 2011, the Defendants filed a motion for summary judgment to dismiss the Amended Complaint with prejudice. On June 23, 2011, the Court granted summary judgment for the Defendants. On July 22, 2011, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit.

In the normal course of our business, we become involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining our potential exposure to these matters and has recorded reserves in its financial statements related thereto as appropriate. It is possible that a change in our estimates related to these exposures could occur, but we do not expect such changes in estimated costs would have a material effect on our consolidated financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names and ages as of October 14, 2011, of each person who is a director, executive officer or director nominee of Era Group Inc.

Name	Age	Position
Charles Fabrikant	67	Chairman of the Board of Directors, President and Chief Executive Officer

Dick Fagerstal	51	Chief Financial Officer and Director

Anna Goss	42	Vice President—Finance

Robert Van de Vuurst	50	Chief Operating Officer and Vice President

Paul Robinson	44	General Counsel, Vice President and Secretary

John Gellert	41	Director

Oivind Lorentzen	61	Director

Richard Ryan	57	Director

Richard Fairbanks	70	Director Nominee

Blaine Fogg	71	Director Nominee

Charles Fabrikant has served as our President and Chief Executive Officer since October 2011 and has served as Chairman of our Board of Directors since July 2011. Mr. Fabrikant is the Executive Chairman of SEACOR and has been a director of SEACOR and several of its subsidiaries since its inception in 1989. Mr. Fabrikant served as President and Chief Executive Officer of SEACOR from 1989 through September 2010. Mr. Fabrikant is a graduate of Columbia University School of Law and Harvard University. Mr. Fabrikant is a director of Diamond Offshore Drilling, Inc., a contract oil and gas driller. He is also President of Fabrikant International Corporation (“FIC”), a privately owned corporation engaged in marine investments. FIC may be deemed an affiliate of ours.

With over 30 years experience in the maritime, transportation, investment and environmental industries and his position as the founder of our parent company, SEACOR, Mr. Fabrikant’s broad experience and deep understanding of our company make him uniquely qualified to serve as our Chairman of the Board, President and Chief Executive Officer.

Dick Fagerstal has served as our Chief Financial Officer since October 2011 and has served on our Board of Directors since July 2011. Mr. Fagerstal served as a Director from April 1999 through November 2010 and as Vice President from December 2004 through July 2011. Mr. Fagerstal also currently serves as the Senior Vice President Corporate Development and Finance of SEACOR with which he has been associated for over 14 years, and serves as a director or officer of several of SEACOR’s subsidiaries. Mr. Fagerstal served as Chief Financial Officer of Chiles Offshore, Inc., a publicly-traded affiliate of SEACOR prior to its sale, from July 1997 to August 2002, and also has experience in raising capital in the public markets and banking sector. Mr. Fagerstal’s prior experience was that of a banker working with the marine and energy services industries. Mr. Fagerstal holds a B.S. in Economics from the University of Gothenburg, Sweden and an MBA from New York University.

Mr. Fagerstal’s extensive experience in managing relationships with financial institutions, banks, and ratings agencies together with his broad experience in supporting SEACOR’s acquisition activities, enhances our Board of Directors expertise in strategic and financial management.

Anna Goss serves as our Vice President—Finance. Ms. Goss served as our Chief Financial Officer and Vice President from December 2004 through October 2011, Vice President from May 2006 through October 2011 and Secretary from April 2010 through July 2011. Ms. Goss joined SEACOR in 2002 as the Controller for Chiles Offshore, Inc., a publicly-traded affiliate of SEACOR prior to its sale. Ms. Goss began her career in July 1995 in public accounting. She has a degree in accounting from Louisiana State University.

Robert Van de Vuurst serves as our Chief Operating Officer and Vice President. Prior to joining us in February 2011, Mr. Van de Vuurst practiced law for 25 years with the Tennessee-based law firm of Baker Donelson Bearman, Caldwell & Berkowitz, P.C., where he specialized in aviation, regulatory and transactional matters. He served as our outside chief legal counsel from 2005 through February 2011. Mr. Van de Vuurst graduated from East Tennessee University, magna cum laude, in 1983 and received a J.D., from Memphis State University in 1986.

Paul Robinson serves as our General Counsel, Vice President and Secretary. Mr. Robinson also serves as Senior Vice President, General Counsel and Secretary of SEACOR, where he has been since October 2007. From 1999 through June 2007, Mr. Robinson held various positions at Comverse Technology, Inc., including Chief Operating Officer, Executive Vice President, General Counsel and Corporate Secretary. Prior to that, Mr. Robinson was an associate attorney at Kramer, Levin, Naftalis & Frankel, LLP, counsel to the United States Senate Committee on Governmental Affairs with respect to its special investigation into illegal and improper campaign fund-raising activities during the 1996 federal election, and an associate attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Robinson received a B.A. in Political Science and was Phi Beta Kappa from State University of New York at Binghamton and a J.D., cum laude, from Boston University School of Law.

John Gellert was elected to our Board of Directors in October 2011. Mr. Gellert served as a Director from November 2010 through July 2011. Since August 2006, he has also served as a Senior Vice President of SEACOR and since May 2006, as President of Seacor Marine LLC, an indirect wholly-owned subsidiary of SEACOR. In addition, Mr. Gellert has been a director and/or officer of various other subsidiaries of SEACOR in its Offshore Marine Services business unit.

Mr. Gellert’s business experience at SEACOR and its subsidiaries, and his strong experience in managing and developing businesses outside of the United States, will provide the Board of Directors with valuable insight in corporate decision-making and expanding our global presence as well as and in the general industries in which our company operates.

Oivind Lorentzen has served on our Board of Directors since November 2010. Mr. Lorentzen has been the Chief Executive Officer of SEACOR since September 2010 and has served on its Board of Directors since August 2001. From 1990 until September 2010, Mr. Lorentzen was President of Northern Navigation America, Inc., a Stamford, Connecticut based investment management and ship-owning agency company. From 1979 to 1990, Mr. Lorentzen was Managing Director of Lorentzen Empreendimentos S.A., an industrial and shipping group in Brazil, and he served on its Board of Directors until December 2005. Mr. Lorentzen was Chairman of NFC Shipping Funds, a leading private equity fund in the maritime industry, from 2000 to 2008. Mr. Lorentzen is also a director of Blue Danube, Inc., an inland marine service provider, and a director of Genessee & Wyoming Inc., an owner and operator of short line and regional freight railroads.

Mr. Lorentzen adds a valuable perspective to the Board of Directors given his strong background in finance, his familiarity with the company over his years of service as a member of the SEACOR Board of Directors and his role as Chief Executive Officer of SEACOR.

Richard Ryan has served on our Board of Directors since July 2011. Mr. Ryan was recruited to SEACOR in 1996 as International Controller and, prior to his appointment to his current position as SEACOR’s Chief Financial Officer in September 2005, served as SEACOR Marine International’s Chief Operating Officer. Mr. Ryan is a certified accountant in the United Kingdom, where he started his career in the UK Atomic Energy Authority. He holds an MBA from the University of East Anglia. Prior to joining SEACOR, he worked for one of SEACOR’s Offshore Marine competitors in its accounting department in the United States, Singapore and the United Kingdom.

Mr. Ryan’s extensive experience in managing financial personnel, supervising reporting and the preparation of financial reports, responsibility for internal controls and overseeing public company functions will provide great value to the Board of Directors with respect to our ongoing operations as a public company.

Richard Fairbanks will become a member of our Board of Directors upon the consummation of this offering and has served on SEACOR’s Board of Directors since April 1993. Mr. Fairbanks has been a Counselor at the Center for Strategic and International Studies, a Washington, D.C. based research organization, since April 2000. He served as Managing Director for Domestic and International Issues from 1994 until April 1999, and President and Chief Executive Officer from May 1999 to April 2000. Mr. Fairbanks was the Managing Partner of the Washington, D.C. office of Paul, Hastings, Janofsky & Walker LLP, a law partnership, from 1985 to 1992, when he became Senior Counsel, a position he held until 1994. Mr. Fairbanks served as a director of Hercules Inc. between 1995 and 2000, SPACEHAB, Inc. between 1998 and 2005 and GATX Corporation, a leader in leasing transportation assets, between July 1996 and April 2011. Mr. Fairbanks was also founder and Chairman of Layalina Productions, a non-profit Arabic language television production company. He formerly served as an Ambassador-at-Large for the United States and was International Chairman of the Pacific Economic Cooperation Council. Mr. Fairbanks is admitted to practice law in the District of Columbia and before the United States Supreme Court.

Mr. Fairbanks’ leadership experience with companies operating in the rail and marine transportation business combined with his legal and government background will provide the Board of Directors with strategic insight in the areas of transportation, government, international policy, and law.

Blaine Fogg will become a member of our Board of Directors upon the consummation of this offering and has served on SEACOR’s Board of Directors since September 2010. Mr. Fogg is Of Counsel at the law firm of Skadden, Arps, Slate, Meagher & Flom LLP, practicing corporate and securities law. He previously was a partner at the firm from 1972 until 2004. Mr. Fogg has been a Director of Griffon Corporation, a diversified management and holding company, since May 2005 and is President of The Legal Aid Society of New York.

Mr. Fogg’s decades of experience as a corporate and securities lawyer concentrating on mergers, acquisitions and other corporate transactions will add great value to the Board of Directors with respect to our transactional matters and corporate governance.

Board of Directors

Our business and affairs are managed under the direction of our Board of Directors. Our bylaws will provide that our Board of Directors will consist of not less than 3 and not more than 15 directors. Upon the consummation of this offering, our Board of Directors will consist of 7 directors.

Director Independence and Controlled Company Exception

We expect our Board of Directors to affirmatively determine that our two director nominees, Messrs. Fairbanks and Fogg, are “independent directors” under the applicable rules of the NYSE, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. Within one year from the completion of this offering, we intend to have two independent directors who either are not or are no longer SEACOR directors and/or officers. After the completion of this offering, SEACOR will continue to control a majority of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a “controlled company” may elect to not comply with certain NYSE corporate governance standards, including:

•	the requirement that a majority of the Board of Directors consist of independent directors;

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the requirement that we have a Nominating and Corporate Governance Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a Compensation Committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the Nominating and Corporate Governance Committee and Compensation Committee.

Following consummation of this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors, our Nominating and Corporate Governance Committee and Compensation Committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Committees of the Board of Directors

Our Board of Directors has the authority to appoint committees to perform certain management and administration functions. Upon consummation of this offering, our Board of Directors will have four committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Executive Committee.

Audit Committee.

Committee Function. The Audit Committee will assist the Board of Directors in fulfilling its responsibility to oversee:

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management’s execution of our financial reporting process, including the reporting of any material events, transactions, changes in accounting estimates or changes in important accounting principles and any significant issues as to adequacy of internal controls;

•	the selection, performance and qualifications of our independent registered public accounting firm (including its independence);

•	the review of the financial reports and other financial information provided by us to any governmental or regulatory body, the public or other users thereof;

•	our systems of internal accounting and financial controls and the annual independent audit of our financial statements;

•

risk management and controls, which includes assisting management with identifying and monitoring risks, developing effective strategies to mitigate risk, and incorporating procedures into its strategic decision-making (and reporting developments related thereto to the Board of Directors); and

•	the processes for handling complaints relating to accounting, internal accounting controls and auditing matters.

The Audit Committee’s role is one of oversight. Our management is responsible for preparing our financial statements and the independent auditors are responsible for auditing those financial statements. Our management, including the internal audit staff, or outside provider of such services, and the independent auditors have more time, knowledge and detailed information about us than do Audit Committee members. Consequently, in carrying out its oversight responsibilities, the Audit Committee will not provide any expert or special assurance as to our financial statements or any professional certification as to the independent auditors’ work.

The Audit Committee’s principal responsibilities will include:

•	appointing and reviewing the performance of the independent auditors;

•	reviewing and, if appropriate and necessary, pre-approving audit and permissible non-audit services of the independent auditors;

•	reviewing the adequacy of our internal and disclosure controls and procedures;

•	reviewing and reassessing the adequacy of our charter;

•	reviewing with management any significant risk exposures;

•	reviewing with management and the independent auditors our annual and quarterly financial statements;

•	reviewing and discussing with management and the independent auditors all critical accounting policies and practices used by us and any significant changes thereto;

•	reviewing and discussing with management, the independent auditors and the internal auditors any significant findings during the year, including the status of previous audit recommendations;

•	assisting the Board of Directors in monitoring compliance with legal and regulatory requirements; and

•

establishing and maintaining procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Committee Members. Upon the consummation of this offering, Messrs. Fairbanks, Fogg and             , will serve on the Audit Committee.             will serve as chairman of the Audit Committee and also qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 401(h)(2) of Regulation S-K. We expect our Board of Directors to affirmatively determine that Messrs. Fairbanks and Fogg will meet the definition of “independent director” for the purposes of serving on the Audit Committee under applicable SEC and NYSE rules, and we intend to comply with these independence requirements within the time periods required.

Upon the completion of this offering, none of our executive officers will serve on the Compensation Committee or Board of Directors of SEACOR, or any other company of which any of the members of our Compensation Committee or any of our directors is an executive officer.

Charter. Prior to or upon completion of this offering, it is intended that our Board of Directors will adopt a written charter for our Audit Committee, which will then be available on our corporate website at www.erahelicopters.com.

Compensation Committee.

Committee Function. The Compensation Committee, among other things will:

•	review all of our compensation practices;

•

establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain officers or managers who receive an annual base salary of more than $200,000;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans;

•	produce a report on executive compensation to be included in our proxy statements; and

•	approve all grants of stock options and restricted stock awards.

The Chairman will set the agenda for meetings of the Compensation Committee. The meetings will be attended by the Chairman of the Board of Directors and the General Counsel, if requested. At each meeting, the Compensation Committee will have the opportunity to meet in executive session. The Chairman of the Compensation Committee will report the Compensation Committee’s actions regarding compensation of executive officers to the full Board of Directors. The Compensation Committee will have the sole authority to retain compensation consultants to assist in the evaluation of director or executive officer compensation. It is expected that the Compensation Committee will conclude that it does not wish to engage a consultant at this time. The Compensation Committee will receive compensation related information from professional service providers such as Equilar’s research database, a resource for analyzing executive compensation and executive pay trends, and through publicly available compensation-related information.

Committee Members. Upon the consummation of this offering, Messrs. Fabrikant, Fogg and Lorentzen will serve on the Compensation Committee and Mr. Fabrikant will serve as Chairman. The Compensation Committee will consist entirely of “non-employee directors,” as defined by Rule 16b-3 under the Exchange Act, all of whom satisfy the requirements of an “outside director” for purposes of Section 162(m) of the Internal Revenue Code. We intend to comply with SEC and NYSE independence requirements within the time periods required in the event that we cease to be a controlled company.

Nominating and Corporate Governance Committee.

Committee Function. The Nominating and Corporate Governance Committee will assist the Board of Directors with:

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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board of Directors candidates for election at our Annual Meeting of Stockholders and to fill vacancies on the Board of Directors;

•

recommending modifications, as appropriate, to our policies and procedures for identifying and reviewing candidates for the Board of Directors, including policies and procedures relating to candidates for the Board of Directors submitted for consideration by stockholders;

•

reviewing the composition of the Board of Directors as a whole, including whether the Board of Directors reflects the appropriate balance of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities;

•	reviewing periodically the size of the Board of Directors and recommending any appropriate changes;

•	overseeing the evaluation of the Board of Directors and management;

•	recommending changes in director compensation; and

•	various governance responsibilities.

Committee Members. Upon the consummation of this offering, Messrs. Fabrikant and Fogg will serve on the Nominating and Corporate Governance Committee and Mr. Fabrikant will serve as Chairman. We expect our Board of Directors to affirmatively determine that Mr. Fogg will meet the definition of “independent director” and we intend to comply with SEC and NYSE independence requirements within the time periods required in the event that we cease to be a controlled company.

Selection of Nominees for the Board of Directors. To fulfill its responsibility to recruit and recommend to the full Board of Directors nominees for election as directors, the Nominating and Corporate Governance Committee will review the composition of the full Board of Directors to determine the qualifications and areas of expertise needed to further enhance the composition of the Board of Directors and work with management in attracting candidates with those qualifications.

In identifying new director candidates, the Nominating and Corporate Governance Committee will seek advice and names of candidates from Nominating and Corporate Governance Committee members, other members of the Board of Directors, members of management and other public and private sources. The Nominating and Corporate Governance Committee, in formulating its recommendation of candidates to the Board of Directors will consider each candidate’s personal qualifications, and how such personal qualifications effectively address the perceived then current needs of the Board of Directors. Appropriate personal qualifications and criteria for membership on the Board of Directors include the following:

•	experience investing in and/or guiding complex businesses as an executive leader or as an investment professional within an industry or area of importance to us;

•	proven judgment and competence, substantial accomplishments, and prior or current association with institutions noted for their excellence;

•	complementary professional skills and experience addressing the complex issues facing a multifaceted international organization;

•	an understanding of our businesses and the environment in which we operate; and

•	diversity as to business experiences, educational and professional backgrounds and ethnicity.

After the Nominating and Corporate Governance Committee completes its evaluation, it will present its recommendations to the Board of Directors for consideration and approval. The Nominating and Corporate Governance Committee may also, but need not, retain a search firm in order to assist it in these efforts.

Stockholder Recommendations. The Nominating and Corporate Governance Committee will consider director candidates suggested by our stockholders provided that the recommendations are made in accordance with the same procedures required under our bylaws for nomination of directors by stockholders. Stockholder nominations that comply with these procedures and that meet certain criteria outlined will receive the same consideration that the Nominating and Corporate Governance Committee’s nominees receive.

Executive Committee

Committee Function. The Executive Committee will be authorized by the Board of Directors to make certain decisions on behalf of the entire Board of Directors in matters including, but not limited to, asset purchases and acquisitions, changes to the overall strategic direction of the business, completion of new investment opportunities and such other matters as the Board of Directors may delegate.

Committee Members. Upon the consummation of this offering, Messrs. Fabrikant, Lorentzen and Ryan will serve on the Executive Committee and Mr. Fabrikant will serve as Chairman.

Code of Business Conduct and Ethics

Prior to or upon completion of this offering, it is intended that our Board of Directors will adopt a set of Corporate Governance Guidelines, a Code of Business Conduct and Ethics and a Supplemental Code of Ethics. A copy of each of these documents will then be available on our website at www.erahelicopters.com, by clicking “Corporate Governance” on the “Investors” link and is also available to stockholders in print without charge upon written request to our Investor Relations Department, 460 Park Avenue, 12th Floor, New York, New York 10022.

Our Corporate Governance Guidelines will address areas such as director responsibilities and qualifications, director compensation, management succession, board committees and annual self-evaluation. Our Code of Business Conduct and Ethics will be applicable to our directors, officers, and employees and our Supplemental Code of Ethics will be applicable to our Chief Executive Officer and senior financial officers. We will disclose future amendments to, or waivers from, certain provisions of our Supplemental Code of Ethics on our website within two business days following the date of such amendment or waiver.

Executive Officers

Each of our executive officers has been elected by our Board of Directors and will serve until his or her successor is duly elected and qualified.

Director Compensation

Prior to this offering, we have not paid our directors for their service on the Board of Directors. We expect our Board of Directors to approve a plan for compensation for our directors who are not our employees or employees of SEACOR. These directors will receive an annual retainer of $40,000 per year, $1,000 for each meeting they attend in person and $500 for each meeting they attend telephonically. In addition, the Chairman of the Audit Committee will receive additional compensation expected to be in the range of $20,000-35,000. Employees of SEACOR who serve on our Board of Directors will not receive cash compensation, but will be eligible to receive stock option grants or restricted stock awards in respect of our Class A common stock as part of their annual compensation.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law (“DGCL”). Upon the completion of this offering, we intend to have in place directors’ and officers’ liability insurance that insures such persons against the costs of defense, settlement or payment of a judgment under certain circumstances.

In addition, our amended and restated certificate of incorporation will provide that our directors will not be liable for monetary damages for breach of fiduciary duty, except for liability relating to any breach of the director’s duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the DGCL or any transaction from which the director derived an improper personal benefit.

In addition, prior to the completion of this offering, we will enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL.

There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis section provides information about the material elements of compensation paid, awarded to or earned by our “named executive officers.”

For 2010, our named executive officers were:

•	Edward Washecka, President and Chief Executive Officer; and

•	Anna Goss, Chief Financial Officer and Vice President.

For 2011, we expect that our named executive officers will be:

•	Charles Fabrikant, Chairman of the Board, President and Chief Executive Officer;

•	Dick Fagerstal, Chief Financial Officer;

•	Anna Goss, Vice President—Finance; and

•	Robert Van de Vuurst, Chief Operating Officer and Vice President.

Evolution of Our Compensation Approach and Compensation Processes and Procedures

Prior to this offering, we were a wholly owned subsidiary of SEACOR. The cash compensation of our executive officers was determined by SEACOR’s executive management and the equity compensation of our executive officers was determined by SEACOR’s Compensation Committee at the recommendation of SEACOR’s executive management.

We intend to establish a Compensation Committee in connection with this offering. We expect that the Compensation Committee will:

•	review all of our compensation practices;

•

establish and approve compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers, and certain officers or managers who receive an annual base salary of more than $200,000;

•	evaluate officer and director compensation plans, policies and programs;

•	review and approve benefit plans;

•	produce a report on executive compensation to be included in our proxy statements; and

•	approve all grants of stock options and restricted stock awards.

Our compensation approach is tied to the compensation philosophy of SEACOR but will differ to the extent necessary to reflect that we will be a separate public company upon the consummation of this offering, and to provide us with the flexibility to establish appropriate compensation policies to attract, motivate and retain our executives. Specifically, it will permit us to compensate our executives with non-cash, equity-based compensation reflective of our stock performance. The following discussion outlines the processes that will be followed by our Compensation Committee in setting compensation for the Chief Executive Officer, the Chief Financial Officer, other executive officers and other employees.

Charles Fabrikant serves as our Chairman of the Board, President and Chief Executive Officer. Mr. Fabrikant will focus on evaluating senior executives and their progress in meeting goals in relation to how well their peers and the entire company have performed. In a series of informal group discussions and formal Compensation Committee meetings that will typically be held in the latter part of each year through March of the following year, our Compensation Committee will meet with the Chief Executive Officer to review the following factors in setting compensation for senior executives:

•	the safe operation of our business;

•	our financial results and projections;

•	the performance of our executive officers;

•	the Chief Executive Officer’s recommendations; and

•	the job market.

In addition to our Compensation Committee’s and the Chief Executive Officer’s assessment of the contributions and results for our senior executives, our Compensation Committee will consider the following factors:

•	market comparisons for cash and equity compensation;

•	the potential for future roles within our company;

•	the risk in not retaining an individual;

•	total compensation levels before and after the recommended compensation amounts;

•

compensation summaries for each senior executive that total the dollar value of all compensation-related programs, including salary, annual incentive compensation, long-term compensation, deferred compensation, retention payments and other benefits; and

•	holding of equity in our company.

Our Compensation Committee will also meet in executive session to consider the factors above for senior executives and to utilize these factors in evaluating the Chief Executive Officer’s proposed compensation and performance. Additional meetings of our Compensation Committee will be held as appropriate to review and approve stock option grants and restricted stock awards to newly hired employees or to current employees in connection with promotions within our company.

Our Compensation Committee will consider the impact the compensation program will have on our evolving risk management efforts. We believe that our compensation program is structured to provide proper incentives for executives to balance risk and reward appropriately and in accordance with our current and evolving risk management philosophy.

Historically, SEACOR has reviewed, and following consummation of this offering, we will review, the total expenses attributed to executive compensation, and the accounting and tax treatment of such programs. We plan to address the impact of Section 162(m) of the Internal Revenue Code by obtaining stockholder approval of a Management Incentive Plan (the “MIP”) and by allowing certain grants under the Era Group Inc. 2011 Share Incentive Plan, to qualify as performance-based compensation, consistent with SEACOR’s past practice. Our Compensation Committee will consider the benefits 162(m) of the Internal Revenue Code provides for federal income tax purposes and other relevant factors when determining executive compensation, consistent with SEACOR’s past practice.

SEACOR has not historically employed compensation consultants to determine or recommend the amount or form of officer or director compensation. We do not expect to employ such consultants in the future. Data required by our Compensation Committee to make such determinations or recommendations will be collected by our Legal, Finance and Human Resources departments and outside data services such as Equilar, consistent with SEACOR’s past practice.

Principles of Our Executive Compensation Program

We will establish compensation policies each year that are tailored to recruit and retain senior executives capable of executing our business strategy and overseeing our assets and our various operations.

Our financial success and growth are dependent on maintaining a relevant asset base for our business, anticipating trends in helicopter design and logistics and market movements, maintaining efficient operations spread over diverse geographic regions, finding new investments and acquisitions to grow our existing businesses, pro-actively managing our cash and balance sheet and ensuring access to capital. Mergers and acquisitions, the successful formation and maintenance of joint ventures, investing in modern, safe equipment, developing training, leasing and sales and distribution and manufacturing opportunities are critical elements of our strategy, with particular emphasis on developing less capital intensive services. Contributions to and leadership in conceiving and executing our strategy, and participation in overseeing them, have been and will continue to be key elements in evaluating the contribution and performance of executive officers and key managers.

We intend to evaluate and set executive compensation in the context of the current economic conditions, our performance and the performance of our key personnel. Compensation decisions will be determined with a view toward ensuring that management avoids high-risk strategies and does not focus on short-term results. Although, as discussed below, we plan to utilize performance targets in setting certain bonus and equity awards in accordance with Section 162(m) of the Internal Revenue Code, we believe reasoned judgment, rather than mechanical formulas, is the appropriate basis by which to set compensation, and the use of our discretion to alter awards is critical to sound management of a business. We also believe using mechanical formulas tends to focus efforts on meeting formulaic goals, which may often need to be revised to achieve long-term business objectives. Consequently, we will construct our compensation incentives to reward consistent and durable performance.

We plan to adopt and seek stockholder approval of the MIP following consummation of this offering. Under the MIP maximum cash bonuses would be based on objective, quantitative performance criteria. Under Section 162(m) of the Internal Revenue Code, in order for compensation in excess of $1,000,000 paid in any year to any “covered employee” (as defined in Section 162(m) of the Internal Revenue Code—currently, “covered employee” is defined as a company’s principal executive officer and any of such company’s three other most highly compensated executive officers named in the proxy statement (not including the chief financial officer)) to be deductible by us, such compensation would need to qualify as “performance based.” Under the MIP, the maximum bonuses payable would be based on the achievement of certain formulaic performance criteria set forth in the MIP and selected by the Compensation Committee at the beginning of each performance period. Under the terms of the MIP, however, the Compensation Committee would retain the discretion to reduce an award under the MIP if it considered such award inappropriate under the circumstances. The Compensation Committee does not intend to set pre-established performance targets or determine in a formulaic way the amount of any such annual bonus. In addition to an emphasis on using reasoned judgment as opposed to formulaic targets in gauging performance, we will measure the success of our strategies over a period of years, as our primary strategy is to identify and invest in assets and markets that are cyclical. Obtaining good returns often requires investing at a time when a business or asset class is underperforming. In compensating senior management for results that are currently strong, we believe it is rewarding management for prudent prior decisions that, although not always providing immediate payback, will demonstrate long-term benefits. We will also measure success by relative results when overall conditions of a cyclical business are poor. Returns in such years depend on decisions taken during cyclical upturns and maintaining discipline in operations. Consequently, future compensation decisions will not only be reflective of our current performance, but will also take into account results of prior years in determining the success or failure of prior business decisions.

In measuring returns and performance of management, the Compensation Committee subjectively will consider, among other factors:

•	stockholder returns on equity on both a before and after-tax basis;

•	our operating cash flow as a percentage of assets and equity;

•	growth, competitive position and safety record of the company;

•	returns on operating assets;

•	cash generated relative to cost of replacement;

•	quality of the asset base;

•	results of trading assets;

•	tax strategies and cash retention; and

•	general business climate.

The Compensation Committee does not intend to set pre-established performance targets for any of the above-mentioned factors or assign a weighting to any of the various factors. Specifically, different macro economic conditions determine risk, capital availability and cost. These factors are critical to our business and essential to judging the quality of our returns. As these conditions change from time to time, sometimes suddenly, we believe flexibility better serves stockholders in achieving growth and appropriate returns, consistent with a conservative risk profile and prevailing cost of capital.

We believe it is in our best interest for our Compensation Committee to conduct its own research regarding executive compensation. In doing its research, the Compensation Committee will acquire information and data from industry trade journals and recognized publications, such as Equilar, that report trends in compensation, and primary sources such as proxy statements and compensation-related public disclosures discussing policy and strategy of compensation as it relates to corporate objectives. In addition to companies that appear to be directly in our line of business, such as Bristow, CHC Holding Corporation, PHI, Inc., Air Lease Corporation and Air Methods Corporation, the Compensation Committee will also look at companies in other businesses. In looking at companies that are similar or directly competitive, the Compensation Committee will review their pay practices as to base compensation, bonus and incentives determining bonus, and equity awards, and will also look carefully at risk tolerance, strategy and goals, aggregate responsibilities of key managers, and compare these factors in other companies to those adopted by the Board of Directors. We believe that any comparison to companies in essentially similar businesses must account for differences in balance sheets, acceptance of risk, and focus on short- and long-term objectives. Due to differences in reporting and accounting practices, levels of balance sheet leverage and quality of asset base, we do not believe performance of others necessarily provides useful “benchmarks.”

The Compensation Committee will not target any particular percentile or comparative level of compensation for executive officers. It will, instead, focus on general competitiveness of proposed compensation levels in order to retain qualified personnel.

It is intended that the Compensation Committee will routinely review the skills needed for key senior management positions. The Compensation Committee will also consider competitive compensation levels and pay practices within industries and professions that hire personnel with the types of skill required to oversee and grow our business in order to attract and retain these individuals. Leadership, familiarity with finance, negotiating and structuring transactions, a commercial awareness of legal concepts, and ability to work in international markets are among the skills required, and these are typically found in personnel working in fields, such as banking, finance, law, investment management, and private equity. The relevant universe of companies includes those in energy services, finance and leasing, international marketing, aviation, manufacturing, and investment management sectors.

Skill Requirements and Compensation Objectives

We believe our senior executives have abilities similar to those required by financial institutions, private equity investment firms and premier law firms. The Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and General Counsel and those mandated to maintain financial controls are professionals in accounting, business or law. We intend to seek to align the interests of our executive officers and key managers with those of our stockholders by granting stock options and awarding restricted stock under an extended vesting schedule of five years. We believe that using five-year vesting for both restricted stock and stock option awards reflects our expectation that senior executives with influence over our strategic decisions will regard themselves as long-term owners with values consistent with long-term stockholders. In addition, we intend to pay out bonuses over three years, with 60% distributed in the first year and 20% distributed in each of the following two years, further demonstrating our philosophy of rewarding longer-term financial and operating performance.

In light of our strategy of pursuing mergers, combinations and other corporate transactions, restricted shares frequently vest during company imposed blackout periods, thus precluding award recipients from selling shares to cover taxes imposed on the vested shares. In such circumstances the Compensation Committee may, at its discretion, authorize the company to purchase shares from employees sufficient to cover taxes due, providing that the employee agrees to hold the balance of the shares vesting for no less than two years.

Elements of Compensation/Components of Our Executive Compensation Program

Base Compensation

Base pay levels reflect the experience and skill required for executing our business strategy and overseeing operations and are typically set at a level that anticipates a bonus award for the year, providing that our performance and the performance of the senior executives meet or exceed expectations, goals and objectives set by the Compensation Committee. The Compensation Committee will place an emphasis on the compensation for the Chief Executive Officer to ensure it reflects operating performance. Together with Mr. Fabrikant, the Compensation Committee will also review the compensation of other named executives and senior officers to achieve the right balance of incentives to appropriately reward and retain our best executives and maximize their performance over the long-term.

Base compensation will be established at levels designed to be consistent with professional and market norms based on relevant experience. An increase in base pay would be awarded to reflect increased responsibility, success in meeting market conditions, growth in job performance, and cost of living changes. As explained above, the Chief Executive Officer will assess senior employees on their progress in meeting goals in relation to how well their peers and the entire company perform.

The Compensation Committee will consider the following factors in setting base compensation:

•	experience;

•	conditions in the job market for individuals with skill and experience required to perform the job;

•	job performance;

•	industry conditions and market compensation levels, generally;

•	potential for future growth roles within the company; and

•	the risk in not retaining an individual.

Base compensation levels for senior executives will also be set in recognition of the fact that we have no:

•	formal retirement program or severance plans;

•	supplemental employee retirement program;

•	employment agreements or pre-committed bonuses;

•	gross-up provisions; or

•	non-ordinary course benefit plans.

We do not pay and do not plan to pay for club dues or memberships and will not maintain any dwellings for any senior manager.

Bonus Compensation

Bonus awards will continue to be discretionary. Historically, cash bonuses were determined by SEACOR’s executive management. Following the consummation of this offering, management and the Compensation Committee will determine bonuses on a case-by-case basis for each individual, which we believe is the best approach for us.

With reference to the MIP performance targets discussed above under “Principles of our Executive Compensation Program,” but using no formula, the Compensation Committee will determine cash and equity bonus awards (i.e., reducing the amounts otherwise payable under the MIP) by considering our financial performance and each individual’s contribution to that performance without providing particular weight to either factor. The Compensation Committee, in conjunction with the Chief Executive Officer, will also evaluate the performance of senior executives in achieving specific initiatives, such as implementing corporate strategies and tactics, improving safety records, controlling costs, increasing output of work, and creativity in performing assigned responsibilities. Performance will be reviewed for senior executives in a multi-year context, considering contributions to decisions and strategies initiated in the past that may affect the present.

The cash component of bonus compensation is paid over three years, 60% in the year awarded (for services in the prior calendar year) and 20% in each of the next two subsequent years. Interest is paid on the deferred portion of bonus compensation at the rate of LIBOR plus 60 bps, currently approximately 1.5% per annum. This rate was set by SEACOR’s Compensation Committee for 2010. Following consummation of this offering, it will be reviewed by our Compensation Committee. The objective is to establish a retention system that links executives to the outcome of their decisions over a period of years.

We believe that the use of equity awards to align the interests of senior employees with our long-term growth will foster a sense of ownership. The Compensation Committee may approve annual equity grants at regularly pre-scheduled meetings. These grants will be made in respect of our Class A common stock on dates to be established by the Compensation Committee and we will not time the release of non-public information for the purpose of affecting the value of equity awards. Prior to the consummation of this offering, equity grants in respect of SEACOR’s common stock were made as determined by SEACOR’s Compensation Committee.

The Compensation Committee may award stock option awards, in any given year for service during the preceding calendar year, but post offering will be priced in four equal installments during the immediately following calendar year on dates set by the Compensation Committee. We believe that by pricing stock options four times per year, the exercise prices will more approximately mirror share price levels during the year and reduce the random nature of pricing once per year. Stock option awards shall be in such form, and dependent on such conditions, as the Compensation Committee shall determine, including without limitation, the right to receive one or more shares of our Class A common stock upon the completion of a specified period of service, the occurrence of an event and or the attainment of performance objectives. Prior to the consummation of this offering, stock options awards were made in respect of SEACOR’s common stock, as determined by SEACOR’s Compensation Committee.

The Compensation Committee may award restricted stock to our management team. The Compensation Committee will determine the period(s) of restriction, the number of shares of restricted stock subject to the award, the performance, employment or other conditions under which the restricted stock may be forfeited to us and such other provisions as the Compensation Committee shall determine. We have no formal policy requiring employees to retain vested restricted stock or options, but we prefer that executive officers maintain ownership and consider this factor when determining compensation packages. If recipients of equity awards do not hold at least 25% of the awards after vesting and payment of tax, if any due, it is expected that the Compensation Committee will adjust the compensation mix for such personnel providing greater levels of cash emolument.

The Compensation Committee will annually review grant history and dispositions of options and restricted stock to determine if awards serve the purpose of building ownership. In keeping with SEC rules, tables are included to show the grant date fair value, the value realized on the exercise of stock options (based on the difference between the exercise price and the market price of such common stock on the date of exercise) and the value realized on vesting of restricted stock (determined by multiplying the number of shares vesting by the market price at the close of business on the date of vesting). We expect that grants made immediately prior to or following consummation of this offering will be in respect of our Class A common stock. However, grants made as of December 31, 2010 were in respect of SEACOR’s common stock.

Compensation of the President and Chief Executive Officer (the Principal Executive Officer), Chief Financial Officer (the Principal Financial Officer), Chief Operating Officer and Vice President - Finance

President and Chief Executive Officer (Principal Executive Officer) (2010): Mr. Ed Washecka

Mr. Washecka served as President and Chief Executive Officer through October 2011. SEACOR’s Compensation Committee did not use a formula in determining Mr. Washecka’s salary, bonus and equity awards and our Compensation Committee will also not use formulas in determining compensation. Mr. Washecka’s salary and bonus for 2010 and prior years were determined by SEACOR’s executive management, and his equity awards for prior years were determined by SEACOR’s Compensation Committee at the recommendation of SEACOR’s executive management.

As President and Chief Executive Officer, Mr. Washecka was responsible for operations. In conjunction with the executive committee of the Board of Directors, Mr. Washecka oversaw the overall strategic direction and growth of the business, asset purchases and acquisitions, business development and identification of new investment opportunities. In addition, he is responsible for our profit and loss, return on capital and returns on stockholder equity.

Mr. Washecka’s base compensation reflected his skill and experience, including the ability to work comfortably outside the United States, manage joint ventures, his experience in acquisitions, working with fluctuating exchange rates and his understanding of the macro factors that drive the demand for our equipment and services.

In determining Mr. Washecka’s compensation in 2010, SEACOR’s executive management considered his contribution to operating performance, his leadership of our operations, SEACOR’s overall performance and the financial and non-financial factors described above. In 2010, Mr. Waschecka assisted SEACOR’s corporate officers in implementing corporate strategies and tactics, and worked with the entire SEACOR executive team. In particular, SEACOR had extraordinarily high earnings in 2010, in part, due to Mr. Washecka’s management of Era’s operations throughout the clean-up of the Deep Water Horizon oil spill, the successful redeployment of Era helicopters idled as a result of the oil spill, the development of Era’s DART business, and the expansion of its business activities in Brazil. SEACOR’s executive management determined that Mr. Washecka’s base salary for 2010 was $340,000 and $350,000 for 2011. In 2010, Mr. Washecka’s cash bonus was $375,000, his SEACOR stock option grant award was 17,500 shares and his SEACOR restricted stock award was 6,500 shares. For further information regarding Mr. Washecka’s stock option grant and restricted stock awards in 2010, see “2010 Grants of Plan-Based Awards.”

President and Chief Executive Officer (Principal Executive Officer) (Current): Mr. Charles Fabrikant

Mr. Fabrikant will receive one dollar as compensation for his service as Chairman of the Board, President and Chief Executive Officer. The company may award Mr. Fabrikant additional compensation in the future, including base salary, bonus and equity awards.

As President and Chief Executive Officer, Mr. Fabrikant oversees the overall strategic direction and growth of the business, asset purchases and acquisitions, business development and identification of new investment opportunities. In addition, he is responsible for our profit and loss, return on capital and returns on stockholder equity.

Chief Financial Officer (Principal Financial Officer) (2010) / Vice President-Finance (Current): Ms. Anna Goss

Ms. Goss served as our Chief Financial Officer and Vice President through October 2011. Ms. Goss currently serves as Vice President – Finance. SEACOR’s Compensation Committee did not use a formula in determining Ms. Goss’s salary, bonus and equity awards and our Compensation Committee will also not use formulas in determining compensation. Ms. Goss’s salary and bonus for 2010 and prior years was determined by SEACOR’s executive management in accordance with SEACOR’s policies and the judgment of SEACOR’s Principal Executive Officer as reviewed by SEACOR’s Compensation Committee, and her equity awards for prior years were determined by SEACOR’s Compensation Committee at the recommendation of our executive management. The Compensation Committee will employ a subjective determination based upon the factors described below in determining Ms. Goss’s future compensation. Each of the factors will be considered independently and together as a group, such that the final compensation for Ms. Goss will not be dependent on any one factor or any specific combination of factors. We believe that the subjective consideration of these different elements provides the flexibility necessary to make appropriate compensation decisions.

Ms. Goss, assists the Chief Financial Officer in managing all financial personnel and in the supervision of reporting and preparation of financial statements. She is also responsible for assisting with internal controls, overseeing information technology, complying with public reporting requirements and the Sarbanes-Oxley Act. In order to handle these responsibilities, the Chief Executive Officer and the Compensation Committee believe that familiarity with international transactions, accounting experience and background in operations are important skills. Ms. Goss reports directly to the Chief Financial Officer.

In 2010, Ms. Goss assisted SEACOR’s corporate officers in implementing corporate strategies and tactics, and worked with the entire SEACOR executive team. In particular, SEACOR had extraordinarily high earnings in 2010, in part, due to Ms. Goss’s management of Era’s operations throughout the clean-up of the Deep Water Horizon oil spill, the successful redeployment of Era helicopters idled as a result of the oil spill, the development of Era’s DART business, and the expansion of its business activities in Brazil. Taking into account Ms. Goss’s skills and experience, her leadership of the financial group, her efforts in improving financial administration, our overall financial performance, our safety records and the financial and non-financial factors described above, Ms. Goss’s base salary was $180,000 in 2010 and is $200,000 for 2011. In 2010, Ms. Goss’s cash bonus was $90,000, her SEACOR stock option grant award was 1,500 shares and her SEACOR restricted stock award was 1,500 shares. For further information regarding Ms. Goss’s stock option grant and restricted stock awards in 2010, see “2010 Grants of Plan-Based Awards.” It is expected that Ms. Goss will be granted restricted stock units and options to purchase shares of our Class A common stock, which restricted stock units and options will vest ratably on the third, fourth and fifth anniversary of the grant date.

Chief Financial Officer (Principal Financial Officer) (Current): Mr. Dick Fagerstal

Mr. Fagerstal will receive one dollar as compensation for his service as Chief Financial Officer. Mr. Fagerstal may receive equity awards for his service as a director of the company in accordance with practices established by the Compensation Committee. The company may award Mr. Fagerstal additional compensation in the future, including base salary, bonus and equity awards.

Mr. Fagerstal, in addition to being responsible for managing all financial personnel and supervising reporting and preparation of financial statements, is responsible for internal controls, overseeing information technology, complying with public reporting requirements and the Sarbanes-Oxley Act, and providing services to the Board of Directors, including development of analytical tools for understanding our operating performance. In order to handle these responsibilities, the Chief Executive Officer and the Compensation Committee believe that familiarity with international transactions, accounting experience and background in operations are important skills. Mr. Fagerstal reports directly to the Chief Executive Officer.

Chief Operating Officer and Vice President: Robert Van de Vuurst

Mr. Van de Vuurst has been an employee since February 1, 2011 and his base salary of $275,000 was established by taking into account his skills and experience. Mr. Van de Vuurst’s bonus compensation will reflect our performance. In determining Mr. Van de Vuurst’s compensation, our executive management will consider his contribution to operating performance, his leadership of our operations, our overall performance and the financial and non-financial factors. It is expected that Mr. Van de Vuurst will be granted restricted stock units and options to purchase shares of our Class A common stock, which restricted stock units and options will vest ratably on the third, fourth and fifth anniversary of the grant date.

Summary Compensation Table

The following table sets forth compensation information for our named executive officers with respect to the fiscal year ended December 31, 2010.

Name and Principal Position	Salary	Bonus (1)	Stock Awards (2)	Option Awards (2)	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)
Edward Washecka (3)(4)	340,000	375,000	516,945	474,911	10,667	1,717,523

Anna Goss (5)	180,000	90,000	119,295	40,707	7,552	437,554
Vice President – Fiance (6)

(1)	Sixty percent (60%) of the bonus is paid at the time of the award and the remaining forty percent (40%) is paid in two equal annual installments approximately one and two years after the date of the grant. Any outstanding balance is payable upon the death, disability, qualified retirement, termination without “cause” of the employee, or the occurrence of a “change-in-control,” however, the outstanding balance is generally forfeited if the employee is terminated with “cause” or resigns without “good reason.”
(2)	The dollar amount of restricted stock and stock options set forth in these columns reflects the aggregate grant date fair value of restricted stock and option awards made during the year ended December 31, 2010 in accordance with the FASB ASC Topic 718 without regard to forfeitures. Discussion of the policies and assumptions used in the calculation of the grant date fair value are set forth in Notes 1 and 12 of the Consolidated Financial Statements included in SEACOR’s 2010 Annual Report to Stockholders.
(3)	All Other Compensation” includes $3,317 in 2010, of interest earned on the second and third installments of bonus payments, and $7,350 in 2010, of contributions made by SEACOR to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code.
(4)	For the fiscal year ended December 31, 2010, Mr. Washecka served as our President and Chief Executive Officer.
(5)	All Other Compensation” includes $796 in 2010, of interest earned on the second and third installments of bonus payments, and $6,756 in 2010, of contributions made by SEACOR to match pre-tax elective deferral contributions (included under Salary) made under the SEACOR Savings Plan, a defined contribution plan established by SEACOR, effective July 1, 1994, that meets the requirements of Section 401(k) of the Internal Revenue Code.
(6)	For the fiscal year ended December 31, 2010, Ms. Goss served as our Chief Financial Officer and Vice President.

2010 Grants of Plan-Based Awards

The following table sets forth certain information with respect to grants of share plan-based awards during the year ended December 31, 2010 to each of the named executive officers. All share information relates to SEACOR common stock.

Name	Approval Date	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (1) (2)	All Other Option Awards: Number of Securities Underlying Options (3) (4)	Exercise or Base Price of Option Awards (5)	Market Price on Grant Date	Grant Date Fair Value of Stock and Option Awards (6)
			(#)	(#)	($)	($)	($)
Edward Washecka (7)	3/4/2010	3/4/2010	6,500			79.53	516,945
	3/4/2010	3/4/2010		4,375	79.53	79.53	111,446
	3/4/2010	6/4/2010		4,375	67.92	67.92	95,142
	3/4/2010	9/3/2010		4,375	81.02	81.02	112,179
	3/4/2010	12/3/2010		4,375	112.30	112.30	156,144

Anna Goss	3/4/2010	3/4/2010	1,500			79.53	119,295
Vice President - Finance (8)	3/4/2010	3/4/2010		375	79.53	79.53	9,553
	3/4/2010	6/4/2010		375	67.92	67.92	8,155
	3/4/2010	9/3/2010		375	81.02	81.02	9,615
	3/4/2010	12/3/2010		375	112.30	112.30	13,384

(1)	The amounts set forth in this column reflect the number of shares of restricted stock granted in March of 2010. SEACOR generally provides restricted stock awards that vest in five equal annual installments commencing approximately one year after the date of the award. Restricted stock awards vest immediately upon the death, disability, qualified retirement, termination of the employee by SEACOR “without cause,” or the occurrence of a “change in control” of the company. If cash dividends are paid by SEACOR, holders of restricted stock are entitled to receive such dividends whether or not the shares of restricted stock have vested.
(2)	Excludes restricted stock granted on March 4, 2011, with respect to 2010 compensation as follows: Mr. Washecka—6,500 shares and Ms. Goss—1,500 shares.
(3)	Options granted are exercisable in 20% annual increments beginning on March 4, 2011. The options are priced in four equal installments over a one-year period, with the first such installment being priced on the date of grant at an exercise price equal to the market price on that date and the remaining installments being priced quarterly thereafter at a price equal to the closing market price of Common Stock on the date of the pricing. Options not yet exercisable become immediately exercisable upon the death, disability, qualified retirement, termination of the employee by SEACOR “without cause,” or the occurrence of a “change-in-control” of SEACOR.
(4)	Excludes stock options granted on March 4, 2011, with respect to 2010 compensation as follows: Mr. Washecka—17,500 shares. One fourth of such options are exercisable at $98.37, one fourth of such options are exercisable at $96.96 and the exercise price of the remainder will be determined based on the closing market price of Common Stock at both six and nine months after the grant date.
(5)	As a result of the special cash dividend paid during the year ended December 31, 2010, SEACOR reduced the exercise prices of stock options in this table by the dividend amount of $15.00, as of the record date for such dividend.
(6)	The dollar amount of restricted stock and stock options set forth in this column reflects the aggregate grant date fair value of restricted stock and option awards made during the year ended December 31, 2010 in accordance with the FASB ASC Topic 718 without regard to forfeitures. Discussion of the policies and assumptions used in the calculation of the grant date fair value are set forth in Notes 1 and 12 of the Consolidated Financial Statements in the company’s 2010 Annual Report to Stockholders.
(7)	For the fiscal year ended December 31, 2010, Mr. Washecka served as our President and Chief Executive Officer.

(8)	For the fiscal year ended December 31, 2010, Ms. Goss served as our Chief Financial Officer and Vice President.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth certain information with respect to outstanding equity awards at December 31, 2010, held by the named executive officers. All share information relates to SEACOR common stock.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (Exercisable)	Number of Securities Underlying Unexercised Options (Unexercisable) (1)		Option Exercise Price (2)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested		Market Value of Shares or Units that Have Not Vested (3)
	(#)	(#)		($)		(#)		($)
Edward Washecka (13)	—	500	(8)	58.20	3/2/2016	3,700	(4)	374,033
	—	500	(8)	68.59	3/2/2016	3,000	(5)	303,270
	—	500	(8)	72.42	3/2/2016	2,300	(6)	232,507
	2,000	500	(8)	79.45	3/2/2016	1,300	(7)	131,417
	1,500	1,000	(9)	80.45	3/4/2017
	1,500	1,000	(9)	79.36	3/4/2017
	1,500	1,000	(9)	72.80	3/4/2017
	1,500	1,000	(9)	75.57	3/4/2017
	1,000	1,500	(10)	79.95	3/4/2018
	1,000	1,500	(10)	73.50	3/4/2018
	—	1,500	(10)	67.70	3/4/2018
	—	1,500	(10)	44.00	3/4/2018
	—	3,000	(11)	41.65	3/4/2019
	—	3,000	(11)	62.95	3/4/2019
	—	3,000	(11)	60.56	3/4/2019
	—	3,000	(11)	59.67	3/4/2019
	—	4,375	(12)	64.53	3/4/2020
	—	4,375	(12)	52.92	3/4/2020
	—	4,375	(12)	66.02	3/4/2020
	—	4,375	(12)	97.30	3/4/2020

Anna Goss	—	25	(8)	58.20	3/2/2016	850	(4)	85,927
Vice President - Finance (14)	—	25	(8)	68.59	3/2/2016	750	(5)	75,818
	—	25	(8)	72.42	3/2/2016	600	(6)	60,654
	100	25	(8)	79.45	3/2/2016	300	(7)	30,327
	300	200	(9)	80.45	3/4/2017
	300	200	(9)	79.36	3/4/2017
	300	200	(9)	72.80	3/4/2017
	300	200	(9)	75.57	3/4/2017
	50	75	(10)	79.95	3/4/2018
	50	75	(10)	73.50	3/4/2018
	50	75	(10)	67.70	3/4/2018
	50	75	(10)	44.00	3/4/2018
	75	300	(11)	41.65	3/4/2019
	75	300	(11)	62.95	3/4/2019
	75	300	(11)	60.56	3/4/2019
	75	300	(11)	59.67	3/4/2019
	—	375	(12)	64.53	3/4/2020
	—	375	(12)	52.92	3/4/2020
	—	375	(12)	66.02	3/4/2020
	—	375	(12)	97.30	3/4/2020

(1)	Options vest incrementally at a rate of one-fifth per year.
(2)	Option exercise prices in this table reflect the $15.00 reduction that resulted from the special cash dividend paid during the year ended December 31, 2010.
(3)	The amounts set forth in this column equal the number of shares of restricted stock indicated multiplied by the closing price of the SEACOR’s common stock on December 31, 2010, which was $101.09.
(4)	These shares will vest on March 4, 2012, assuming continued employment with us.
(5)	These shares will vest on March 4, 2013, assuming continued employment with us.
(6)	These shares will vest on March 4, 2014, assuming continued employment with us.
(7)	These shares will vest on March 4, 2015, assuming continued employment with us.
(8)	These options vested on March 4, 2011.
(9)	These options will vest in equal proportions on March 4 of 2011 and 2012, assuming continued employment with us.
(10)	These options will vest in equal proportions on March 4 of 2011, 2012 and 2013, assuming continued employment with us.
(11)	These options will vest in equal proportions on March 4 of 2011, 2012, 2013 and 2014, assuming continued employment with us.
(12)	These options will vest in equal proportions on March 4 of 2011, 2012, 2013, 2014 and 2015, assuming continued employment with us.
(13)	For the fiscal year ended December 31, 2010, Mr. Washecka served as our President and Chief Executive Officer.
(14)	For the fiscal year ended December 31, 2010, Ms. Goss served as our Chief Financial Officer and Vice President.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to the number of options that the named executive officers exercised in 2010 and the value realized from the vesting of restricted stock awards. All share information relates to SEACOR common stock.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise (1)	Number of Shares Acquired on Vesting	Value Realized on Vesting (2)
	(#)	($)	(#)	($)
Edward Washecka (3)	16,125	508,541	7,700	756,569

Anna Goss	800	44,756	1,680	164,742
Vice President - Finance (4)

(1)	The value realized on the exercise of stock options is based on the difference between the exercise price and the market price on the date of exercise.
(2)	The value realized on vesting is determined by multiplying the number of shares vesting by the market price at the close of business on the date of vesting.
(3)	For the fiscal year ended December 31, 2010, Mr. Washecka served as our President and Chief Executive Officer.
(4)	For the fiscal year ended December 31, 2010, Ms. Goss served as our Chief Financial Officer and Vice President.

Non-Qualified Deferred Compensation

The following table sets forth for the named executive officers certain information as of December 31, 2010, and for the year then ended with respect to the Deferred Compensation Plan.

Name	Executive Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year	Aggregate Withdrawals/ Distributions in Last Fiscal Year	Aggregate Balance at Last Fiscal Year End
	($)	($)	($)	($)
Edward Washecka (1)	41,565	48,367	—	819,163
Anna Goss	—	—	—	—
Vice President - Finance (2)

(1)	For the fiscal year ended December 31, 2010, Mr. Washecka served as our President and Chief Executive Officer.
(2)	For the fiscal year ended December 31, 2010, Ms. Goss served as our Chief Financial Officer and Vice President.

Employment Contracts/Termination of Employment/Change of Control Agreements

The named executive officers do not have employment, severance or change-of-control agreements with us. Certain plans or arrangements, however, may provide for payments to named executive officers upon a termination of employment or a change in control. The information in “—Potential Payments Upon Death, Disability, Quality Retirement, Termination Without Cause or a Change of Control” describes and quantifies certain compensation that would become payable under existing plans and arrangements if a named executive officer’s employment had terminated on December 31, 2010, given the named executive officer’s compensation as of such date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under our 401(k) savings plan, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the time during the year of any such event and our stock price.

All outstanding cash bonus payments, stock options and restricted stock are payable or vest upon the death, disability, qualified retirement, termination without “cause” of the employee, or the occurrence of a “change in control,” however, the outstanding balance is generally forfeited if the employee is terminated with “cause” or resigns without “good reason.” For these purposes, “disability” generally means disability resulting in the named executive being unable to perform his job. See “Potential Payments Upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control” below for the intrinsic value (that is, the value based upon our stock price, and, in the case of stock options, minus the exercise price) of equity awards that would become exercisable or vested if the named executive officer had died or become disabled as of December 31, 2010.

Potential Payments Upon Death, Disability, Qualified Retirement, Termination Without Cause or a Change of Control

As of December 31, 2010, our named executive officers would not have received any payments upon a change of control of us.

As employees of SEACOR as of December 31, 2010, Mr. Washecka and Ms. Goss would have received $223,300 and $153,263, respectively, in bonus awards; $1,447,141 and $133,025, respectively, in option awards; and $ 1,041,227 and $252,726, respectively, in stock awards, upon their respective death, disability, qualified retirement, termination without “cause” or “change in control” of SEACOR.

The bonus award amounts represent the total of all remaining annual installments of bonus payments yet to be paid as of December 31, 2010. The option award amounts reflect the accumulated value based on the difference between strike prices and the closing price of the SEACOR common stock on December 31, 2010, which was $101.09 for unvested options that would accelerate upon a death, disability, qualified retirement, termination without “cause” or change of control of SEACOR and do not include options to purchase SEACOR common stock with strike prices greater than $101.09. The stock award amounts reflect the closing price of the SEACOR common stock as of December 31, 2010, which was $101.09, for unvested shares that would accelerate upon the death, disability, qualified retirement or termination without “cause” of the employee, or the occurrence of a “change in control” of SEACOR.

Share Incentive Plan

We have adopted the Era Group Inc. 2011 Share Incentive Plan (the “2011 Share Incentive Plan”). The 2011 Share Incentive Plan is intended to provide incentives which will attract, retain and motivate highly competent persons as non-employee directors, officers and employees of, and consultants to us and our subsidiaries and affiliates, and further align their interests with those of our other stockholders by providing them opportunities to acquire shares of our Class A common stock or to receive monetary payments based on the value of such shares.

The following summary describes the material features of the 2011 Share Incentive Plan but is not intended to be complete, and therefore the summary is qualified in its entirety by the 2011 Share Incentive Plan, which is filed as an exhibit to the Registration Statement of which this prospectus forms a part.

Shares Available

The maximum number of shares of Class A common stock that may be delivered to participants under the 2011 Share Incentive Plan, subject to certain adjustments, is 3,000,000 shares of our Class A common stock. In addition, any shares of Class A common stock covered by a Benefit (defined below) granted under the 2011 Share Incentive Plan, which for any reason is cancelled, forfeited or expires or, in the case of a Benefit other than a stock option, is settled in cash, shall again be available for Benefits under the 2011 Share Incentive Plan. If any stock option is exercised by tendering shares of Class A common stock to us as full or partial payment in connection with the exercise of a stock option under the 2011 Share Incentive Plan, only the number of shares of Class A common stock issued net of the share tendered will be deemed delivered for purposes of determining the maximum number of shares of Class A common stock available for delivery under the 2011 Share Incentive Plan.

Administration

The 2011 Share Incentive Plan provides for administration by a committee of our Board of Directors appointed from among its members (the “Committee”), which is comprised, unless otherwise determined by the Board of Directors, solely of not less than two members who shall be (1) “Non-Employee Directors” within the meaning of Rule 16b-3(b)(3) (or any successor rule) promulgated under the Exchange Act, and (2) “outside directors” within the meaning of Treasury Regulation Section 1.162-27(e)(3) under Section 162(m) of the Internal Revenue Code (the “Code”). The Committee is authorized, subject to the provisions of the 2011 Share Incentive Plan, to establish such rules and regulations as it deems necessary for the proper administration of the 2011 Share Incentive Plan and to make such determinations and interpretations and to take such action in connection with the 2011 Share Incentive Plan and any Benefits granted as it deems necessary or advisable. Thus, among the Committee’s powers are the authority to select non-employee directors, officers and other employees of, and consultants to, us and our subsidiaries to receive Benefits, and to determine the form, amount and other terms and conditions of Benefits. The Committee also has the power to modify or waive restrictions on Benefits, to amend Benefits and to grant extensions and accelerations of Benefits. The Board of Directors will act in lieu of the Committee with respect to Benefits made to non-employee directors under the 2011 Share Incentive Plan.

Eligibility for Participation

Non-employee directors, officers and employees of, and consultants to us or any of our subsidiaries and affiliates are eligible to participate in the 2011 Share Incentive Plan. The selection of participants from eligible persons is within the discretion of the Committee.

Types of Benefits

The 2011 Share Incentive Plan provides for the grant of any or all of the following types of benefits: (1) stock options, including non-qualified stock options and incentive stock options; (2) stock appreciation rights; (3) stock awards; (4) performance awards; and (5) restricted stock units (collectively, “Benefits”). Benefits may be granted singly, in combination, or in tandem as determined by the Committee. Stock awards, performance awards and restricted stock units may, as determined by the Committee in its discretion, constitute Performance-Based Awards (defined below) for certain executive officers under Section 162(m) of the Code.

Stock Options

Under the 2011 Share Incentive Plan, the Committee may grant awards in the form of non-qualified stock options or incentive stock options to purchase shares of Class A common stock. A stock option granted as an incentive stock option will, to the extent it fails to qualify as an incentive stock option, be treated as a non-qualified stock option. The Committee will, with regard to each stock option, determine the number of shares subject to the option, the manner and time of the option’s exercise and vesting, and the exercise price of the option. The exercise price will not be less than 100% of the Fair Market Value (as defined in the 2011 Share Incentive Plan) of the Common Stock on the date the stock option is granted. The exercise price may be paid in cash or, in the discretion of the Committee, by the delivery of shares of Class A common stock then owned by the participant, by the withholding of shares of Class A common stock for which a stock option is exercisable, or by a combination of these methods. In the discretion of the Committee, payment may also be made by delivering a properly executed exercise notice to us together with a copy of irrevocable instructions to a broker to deliver promptly to us the amount of sale or loan proceeds to pay the exercise price. The Committee may prescribe any other method of paying the exercise price that it determines to be consistent with applicable law and the purpose of the 2011 Share Incentive Plan. In determining which methods a participant may utilize to pay the exercise price, the Committee may consider such factors as it determines are appropriate. No stock option is exercisable later than 10 years after the date it is granted except in the event of a participant’s death, in which case, the exercise period of a non-qualified stock option may be extended but no later than one year after the participant’s death.

Stock Appreciation Rights (“SARs”)

The 2011 Share Incentive Plan authorizes the Committee to grant a SAR either in tandem with a stock option or independent of a stock option. A SAR is a right to receive a payment, in cash, Class A common stock, or a combination thereof, equal to the excess of (x) the Fair Market Value, or other specified valuation, of a specified number of shares of Class A common stock on the date the right is exercised over (y) the Fair Market Value, or other specified valuation (which shall not be less than Fair Market Value), of such shares of Class A common stock on the date the right is granted, all as determined by the Committee. SARs granted under the 2011 Share Incentive Plan are subject to terms and conditions relating to exercisability that are similar to those imposed on stock options, and each SAR is subject to such terms and conditions as the Committee shall impose from time to time.

Stock Awards and Restricted Stock Awards

The Committee may, in its discretion, grant Stock Awards (which may include mandatory payment of bonus incentive compensation in stock) consisting of Class A common stock issued or transferred to participants with or without other payments therefor. Stock Awards may be subject to such terms and conditions as the Committee determines appropriate, including, without limitation, restrictions on the sale or other disposition of such shares, our right to reacquire such shares for no consideration upon termination of the participant’s employment or service within specified periods, and may constitute Performance-Based Awards, as described below. Stock Awards subject to forfeiture upon the occurrence of specified events are referred to as Restricted Stock Awards. The Stock Award will specify whether the participant will have, with respect to the shares of Class A common stock subject to a Stock Award, all of the rights of a holder of shares of Class A common stock, including the right to receive dividends and to vote the shares.

Performance Awards

The 2011 Share Incentive Plan allows for the grant of performance awards which may take the form of shares of Class A common stock or Restricted Stock Units (defined below), or any combination thereof and which may constitute Performance-Based Awards. Such awards will be contingent upon the attainment, over a period to be determined by the Committee, of certain performance goals. The length of the performance period, the performance goals to be achieved and the measure of whether and to what degree such goals have been achieved will be determined by the Committee. Payment of earned performance awards will be made in accordance with terms and conditions prescribed or authorized by the Committee. The Committee may require or permit the deferral of, the receipt of performance awards upon such terms as the Committee deems appropriate and in accordance with Section 409A of the Code.

Restricted Stock Units

The Committee may, in its discretion, grant Restricted Stock Units to participants, which may constitute Performance-Based Awards. A “Restricted Stock Unit” means a notional account representing one share of Class A common stock. The Committee determines the criteria for the vesting of Restricted Stock Units and whether a participant granted a Restricted Stock Unit shall be entitled to Dividend Equivalent Rights (as defined in the 2011 Share Incentive Plan). Upon vesting of a Restricted Stock Unit, unless the Committee has determined to defer payment with respect to such unit or a participant has elected to defer payment, shares of Class A common stock representing the Restricted Stock Units will be distributed to the participant (unless the Committee, with the consent of the participant, provides for the payment of the Restricted Stock Units in cash, or partly in cash and partly in shares of Class A common stock, equal to the value of the shares of Class A common stock which would otherwise be distributed to the participant).

Performance-Based Awards

Certain Benefits granted under the 2011 Share Incentive Plan may be granted in a manner such that the Benefit qualifies for the performance-based compensation exemption to Section 162(m) of the Code (“Performance-Based Awards”). As determined by the Committee in its sole discretion, either the vesting or the exercise of such Performance-Based Awards will be based upon achievement of hurdle rates and/or growth in one or more of the following business criteria: (1) net sales; (2) pre-tax income before allocation of corporate overhead and bonus; (3) budget; (4) earnings per share; (5) net income; (6) division, group or corporate financial goals; (7) return on stockholders’ equity; (8) return on assets; (9) attainment of strategic and operational initiatives; (10) appreciation in and/or maintenance of the price of our Class A common stock or any other publicly-traded securities; (11) market share; (12) gross profits; (13) earnings before interest and taxes; (14) earnings before interest, taxes, depreciation and amortization; (15) economic value-added models and comparisons with various stock market indices; (16) reductions in costs; or (17) any combination of the foregoing. In addition, Performance-Based Awards may include comparisons to the performance of other companies, such performance to be measured by one or more of the foregoing criteria. With respect to Performance-Based Awards, the Committee shall establish in writing (x) the performance goals applicable to a given period, and such performance goals shall state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to the participant if such performance goals are obtained and (y) the individual participants or class of participants to which such performance goals apply no later than 90 days after the commencement of such period (but in no event after 25% of such period has elapsed). No Performance-Based Award shall be payable to, or vest with respect to, as the case may be, any participant for a given fiscal period until the Committee certifies in writing that the objective performance goals (and any other material terms) applicable to such period have been satisfied.

Other Terms

In order to comply with the requirements of Section 162(m) of the Code, the maximum number of shares of Class A common stock with respect to which Benefits may be granted or measured to any individual participant under the 2011 Share Incentive Plan during the term of the 2011 Share Incentive Plan, and the maximum number of shares of Class A common stock with respect to which options and SARs may be granted to an individual participant under the 2011 Share Incentive Plan during any calendar year, subject to certain adjustments, may not exceed 30% of the maximum number of shares of Class A common stock that may be delivered to participants under the 2011 Share Incentive Plan.

The 2011 Share Incentive Plan provides that Benefits may be transferred by will or the laws of descent and distribution. The Committee determines the treatment to be afforded to a participant in the event of termination of employment for any reason including death, disability or retirement. In addition to the foregoing, the Committee may permit the transfer of a Benefit by a participant to certain members of the participant’s immediate family or trusts for the benefit of such persons or other entities owned by such persons.

Upon the grant of any Benefit under the 2011 Share Incentive Plan, the Committee may, by way of an agreement with the participant, establish such other terms, conditions, restrictions and/or limitations covering the grant of the Benefit as are not inconsistent with the 2011 Share Incentive Plan. The Committee reserves the right to amend, suspend or terminate the 2011 Share Incentive Plan at any time. However, no amendment may be made without approval of our stockholders if the amendment will: (i) increase the aggregate number of shares of Class A common stock that may be delivered through Stock Options under the 2011 Share Incentive Plan; (ii) increase the maximum amounts which can be paid to an individual participant under the 2011 Share Incentive Plan; (iii) change the types of business criteria on which Performance-Based Awards can be based under the 2011 Share Incentive Plan; or (iv) modify the requirements as to eligibility for participation in the 2011 Share Incentive Plan.

The 2011 Share Incentive Plan contains provisions for equitable adjustment of Benefits in the event of a merger, consolidation, reorganization, recapitalization, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind or other like change in capital structure or distribution (other than normal cash dividends) to our stockholders. In addition, if there is a Change in Control (as defined in the 2011 Share Incentive Plan) of us, Benefits that have not vested or become exercisable at the time of such Change in Control will immediately vest and become exercisable and all performance targets relating to such Benefits will be deemed to have been satisfied as of the time of such Change in Control; provided, however, that: (i) any spin-off of one of our divisions or subsidiaries to our stockholders, and (ii) any event that would otherwise constitute a Change in Control that the Board of Directors determines, in its sole discretion, not to be a Change in Control for purposes of the 2011 Share Incentive Plan, will not constitute a Change in Control. Furthermore, the Committee, in its sole discretion, may determine upon the occurrence of a Change in Control (without regard to any contrary determination by the Board of Directors) that each Benefit outstanding will terminate and each holder will receive: (i) an amount equal to the excess of the Fair Market Value of such shares of Common Stock that are subject to Stock Options or SARs and that are then vested, over the exercise price thereof, and (ii) the Fair Market Value of shares of Common Stock that are subject to a Stock Award or Restricted Stock Unit and that are then vested. Such amounts, in either case, may be paid in cash, property or a combination thereof.

The Committee may grant Benefits to participants who are subject to the tax laws of nations other than the United States, which Benefits may have terms and conditions as determined by the Committee as necessary to comply with applicable foreign laws. The Committee may take any action which it deems advisable to obtain approval of such Benefits by the appropriate foreign governmental entity; provided, however, that no such Benefits may be granted, and no action may be taken which would violate the Exchange Act, the Code or any other applicable law.

Certain Federal Income Tax Consequences

The following is a general description of the United States federal income tax consequences applicable to grants under the 2011 Share Incentive Plan, as currently in effect. Federal tax treatment may change should the Code be amended. State, local and foreign tax treatment, which is not discussed below, may vary from such federal income tax treatment. The following is not to be considered as tax advice to any participant, and any such persons are advised to consult their own tax counsel. Neither we nor the administrator is in a position to assure any particular tax result.

Nonqualified Stock Options and Stock Appreciation Rights. A participant who receives a nonqualified stock option or a SAR will not recognize any taxable income upon the grant of such nonqualified stock option or SAR. However, the participant generally will recognize ordinary income upon exercise of a nonqualified stock option in an amount equal to the excess of the Fair Market Value of the shares of Class A common stock at the time of exercise over the exercise price. Similarly, upon the receipt of cash or shares pursuant to the exercise of a SAR, the participant generally will recognize ordinary income in an amount equal to the sum of the cash and the Fair Market Value of the shares received. The ordinary income recognized with respect to the receipt of shares or cash upon exercise of a nonqualified stock option or SAR will be subject to both wage withholding and other employment taxes. In addition to the customary methods of satisfying the withholding tax liabilities that arise upon the exercise of a SAR for shares or upon the exercise of a nonqualified stock option, we may satisfy the liability in whole or in part by withholding shares of Class A common stock from those that otherwise would be issuable to the participant or by the participant tendering other shares owned by him or her, valued at their Fair Market Value as of the date that the tax withholding obligation arises. A federal income tax deduction generally will be allowed to us in an amount equal to the ordinary income included by the participant with respect to his or her nonqualified stock option or SAR, provided that such amount constitutes an ordinary and necessary business expense to us and is reasonable and the limitations of Sections 280G and 162(m) of the Code do not apply. If a participant exercises a nonqualified stock option by delivering shares of Class A common stock, the participant will not recognize gain or loss with respect to the exchange of such shares, even if their then Fair Market Value is different from the participant’s tax basis. The participant, however, will be taxed as described above with respect to the exercise of the nonqualified stock option as if he or she had paid the exercise price in cash, and we likewise generally will be entitled to an equivalent tax deduction.

Incentive Stock Options. A participant does not recognize ordinary taxable income when an incentive stock option is granted or exercised. However, the excess of the Fair Market Value of the underlying shares of Class A common stock over the exercise price on the date of exercise is an item of tax preference for alternative minimum tax purposes. If the participant exercises the option and holds the acquired shares of Class A common stock for more than two years following the date of the option grant and more than one year after the date of exercise, the difference between the sale price and exercise price is taxed as long-term capital gain or loss. If the participant sells the acquired shares before the end of the two-year and one-year holding periods, he or she generally recognizes ordinary income at the time of sale equal to the Fair Market Value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option. Any additional gain is capital gain.

Restricted Stock. In general, a participant does not recognize taxable income upon the grant of Restricted Stock. Instead, the participant recognizes ordinary income at the time of vesting equal to the Fair Market Value of the shares (or cash) received minus any purchase price paid for the Restricted Stock. Any subsequent gain or loss is capital gain or loss. However, a participant may instead elect to be taxed at the time of grant. If the participant makes such an election, upon subsequent sale of the shares of Class A common stock, any additional gain or loss is capital gain or loss.

Other Stock-Based Benefits. The tax consequences associated with other stock-based Benefits will vary depending on the specific terms of such Benefits. Among the relevant factors are whether or not the other stock-based Benefit has a readily ascertainable Fair Market Value, whether or not the Benefit is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received under the Benefit and the tax basis for the Benefit.

Section 409A of the Code. Section 409A of the Code, which was enacted in 2004, treats certain Benefits as “nonqualified deferred compensation.” If a Benefit is treated as “nonqualified deferred compensation” and the Benefit does not comply with or is not exempt from Section 409A of the Code, Section 409A may impose additional taxes, interest and penalties on the participant. Neither we nor the administrator is obligated to ensure that Benefits comply with Code Section 409A or to take any actions to ensure such compliance.

Tax Effect for Us. We generally receive a deduction for any ordinary income recognized by a participant with respect to an award. However, special rules limit the deductibility of compensation paid to certain award holders, including pursuant to Section 162(m) and Section 280G of the Code.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related person transactions between us or our subsidiaries and our directors, executive officers and holders of more than 5% of our voting securities during the six months ended June 30, 2011 and the fiscal year ended December 31, 2010. We believe that all of the following transactions were entered into with terms as favorable as could have been obtained from unaffiliated third parties in an arms-length transaction.

Board of Directors Compensation

Following consummation of this offering, directors who are our employees or are employees of SEACOR or its affiliates will receive no cash compensation for their service as members of our Board of Directors. Members of our Board of Directors who are not our employees, nor employees of SEACOR or its affiliates, will be compensated as set forth under “Management—Director Compensation.” For more information regarding these arrangements, see “Management—Director Compensation.”

Relationship with SEACOR

We were acquired by SEACOR in 2004 and, prior to this offering, conducted our business as SEACOR’s Aviation Services segment. Before this offering, all of the shares of our issued and outstanding capital stock were owned by SEACOR. Following completion of this offering, SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock, representing approximately     % of the combined voting power of our outstanding common stock (     % if the underwriters exercise their option to purchase additional shares of Class A common in full). SEACOR is not subject to any contractual obligation to retain its controlling interest in us, except that SEACOR has agreed, subject to exceptions described in “Underwriting”, not to sell or otherwise dispose of any of our shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters.

We participate in a cash management program whereby certain of our operating and capital expenditures are funded through advances from SEACOR and certain cash collections of ours are forwarded to SEACOR. We incur interest on the outstanding advances, which is reported as interest expense on advances from SEACOR in our consolidated statements of operations. Interest is calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR. We incurred $21.4 million, $20.3 million and $13.0 million of interest expense on advances from SEACOR for the years ended December 31, 2010, 2009 and 2008, respectively. Net amounts due to SEACOR under this program are reported as advances from SEACOR in our consolidated balance sheets. As of December 31, 2010 and 2009, respectively, advances from SEACOR, as reported on our consolidated balance sheets, were $356.0 million and $347.6 million, respectively. Following completion of this offering, we will no longer participate in the SEACOR cash management program and all outstanding advances from SEACOR will either be repaid or converted to additional paid-in capital.

As part of a consolidated group, certain of our costs and expenses are paid by SEACOR and charged to us by SEACOR, including with respect to the following:

•	Actual payroll costs of SEACOR personnel assigned to us.

•

SEACOR maintains self-insured health benefit plans for participating employees, including ours, and charges us for our share of total plan costs incurred based on the percentage of our participating employees.

•

SEACOR provides a defined contribution plan for participating employees, including ours, and charges us for our share of employer matching contributions based on 50% of the participating employees’ first 6% of wages contributed to the plan.

•

Certain of our officers and employees receive compensation through participation in SEACOR share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. We are charged for the fair value of our employees share. As of December 31, 2010, SEACOR had $2.6 million of unrecognized compensation costs on unvested share awards which are expected to be charged to us in future years as follows (in thousands):

2011	$950
2012	716
2013	535
2014	328
2015	50

These costs are included in both operating and administrative and general expenses in our consolidated statements of operations. We paid $8.4 million, $8.3 million and $8.1 million for these costs for the years ended December 31, 2010, 2009 and 2008, respectively. Effective July 1, 2011, SEACOR no longer has any employees assigned to us, but our employees continue to participate in SEACOR’s benefit plans and we continue to be charged for their participation in those plans under a transition services agreement. Following completion of this offering, our employees will no longer be eligible to participate in SEACOR’s benefit plans, therefore we will establish our own benefit plans, the cost of which may differ from what we currently pay to SEACOR.

SEACOR provides certain administrative support services to us under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing, and treasury management. We are charged for our share of actual costs incurred, generally based on volume processed or units supported. We paid $2.0 million, $2.1 million and $1.8 million for these administrative support services for the years ended December 31, 2010, 2009 and 2008, respectively. Subsequent to this offering, SEACOR will continue to provide these administrative support services under a transition services agreement, based on the same criteria outlined above.

SEACOR incurs costs in providing its operating segments with certain corporate services including executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to cover such costs. Total management fees charged by SEACOR to its operating segments include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR’s other operating segments. The costs we incurred for management fees from SEACOR are reported as SEACOR management fees in our consolidated statements of operations. We paid $4.6 million, $5.5 million and $5.7 million in these management fees for the years ended December 31, 2010, 2009 and 2008, respectively. Following consummation of this offering, SEACOR will continue to provide these corporate services under a transition services agreement. We have negotiated a fixed initial quarterly charge of $500,000 for these corporate services.

Following consummation of this offering, we also may incur direct fees for any additional services that we ask SEACOR to provide. We will be billed for these additional services based on hourly rates to be negotiated between us and SEACOR that will depend on the nature of the services to be provided. The aggregate cost of what we pay SEACOR and what we will incur ourselves for these services upon consummation of this offering may differ from what we have historically paid as SEACOR management fees.

From time to time we provide aviation services to SEACOR under flight charter arrangements on an ad-hoc basis. We received less than $0.1 million for these services for the year ended December 31, 2010 and $0.1 million for each of the years ended December 31, 2009 and 2008.

On March 31, 2011, we distributed to SEACOR, a receivable from SEACOR Asset Management LLC in the amount of $69.8 million representing a return of capital to SEACOR.

Recapitalization

As of June 30, 2011, SEACOR has made aggregate advances to us of $461.0 million. Additional advances made by SEACOR to us subsequent to that date are not expected to exceed $             million. In connection with this offering, SEACOR intends to contribute $             million of its aggregate advances as additional capital to us. We expect to use the net proceeds of this offering together with borrowings under our new revolving credit facility to repay to SEACOR the then remaining balance of these advances.

Agreements with SEACOR

Upon consummation of this offering, we will enter into certain agreements governing various interim and ongoing relationships between us and SEACOR, including a transition services agreement and a tax sharing agreement. Our operations will remain the same following the consummation of the offering.

The agreements summarized below will be filed as exhibits to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements.

Transition Services Agreement

Under the transition services agreement, which will be signed and become effective upon the completion of this offering, SEACOR will provide us with a number of essential support functions including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing and treasury management. SEACOR will charge us for these services based on our share of actual costs incurred, which is generally based on volume processed or units supported. In addition, SEACOR provides us with certain corporate services including executive oversight provided by SEACOR’s senior management team in areas such as corporate strategies, business development and financing, risk management related to management of our insurance programs, legal, accounting and tax, for which it charges us a quarterly fee. We have negotiated an initial quarterly charge of $500,000 for these corporate services. The transition services agreement will continue until the earlier of when the provision of all services has been terminated at either our or SEACOR’s option or upon an event of default. Termination of any service provided under the transition services agreement requires 90 days prior written notice by us or SEACOR. An event of default will occur if a party commits a material breach of the transition services agreement, and the breach is incurred for 30 days following notice of such breach; a party makes a general assignment for the benefit of its creditors; or upon certain filings of bankruptcy by a party. Following the termination of any service, we will be required to pay SEACOR the aggregate amount of all out-of-pocket costs and expenses reasonably incurred by SEACOR in connection with the termination.

We also may incur direct fees for any additional services that we ask SEACOR to provide. We will be billed for these additional services based on hourly rates to be negotiated between us and SEACOR that will depend on the nature of the services to be provided.

Tax Sharing Agreement

We will cease to be a member of SEACOR’s consolidated group for U.S. federal income tax purposes following consummation of this offering. The tax sharing agreement, which will be signed and effective upon the completion of this offering, is designed to continue and formalize the tax sharing policy currently employed by members of SEACOR’s consolidated group with respect to taxable periods ending on or prior to such date. Pursuant to such policy, SEACOR already has paid us an amount equal to 35% of our estimated net operating loss for 2010. The tax sharing agreement will require us to make a payment to SEACOR, or will require SEACOR to make a payment to us, equal to 35% of the amount that our 2010 net operating loss is less than or greater than such estimated net operating loss, as applicable and, in either case, as determined when SEACOR’s consolidated U.S. federal income tax return for 2010 is filed. The tax sharing agreement also will require SEACOR to pay us an amount equal to 35% of our net operating loss for the portion of 2011 ending on the date of the completion of this offering. In addition, if the amounts of our net operating losses for taxable periods ending on or before such date are reduced by the Internal Revenue Service as a result of an audit, the tax sharing agreement will require us to pay SEACOR an amount equal to 35% of such reduction. Even if we are not responsible for tax liabilities of SEACOR under the tax sharing agreement, we nonetheless could be liable under applicable tax law for such liabilities if SEACOR were to fail to pay them.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Related Person Transactions Policy

In connection with this offering, we will establish a written policy for the review and approval or ratification of transactions with related persons (the “Related Person Transactions Policy”) to assist us in reviewing transactions in excess of $120,000 (“Transactions”) involving us and our subsidiaries and Related Persons (as defined below). Examples include, among other things, sales, purchases or transfers of real or personal property, use of property or equipment by lease or otherwise, services received or furnished, borrowing or lending (including guarantees) and employment by us of an immediate family member of a Related Person or a change in the material terms or conditions of employment of such an individual.

The Related Person Transactions Policy will supplement our other conflict of interest policies set forth in our Corporate Governance Guidelines, our Code of Conduct and Business and Ethics and our other internal procedures. A summary description of the Related Person Transactions Policy is set forth below.

For purposes of the Related Person Transactions Policy, a Related Person will include our directors, director nominees and executive officers since the beginning of our last fiscal year, beneficial owners of 5% or more of any class of our voting securities and members of their respective Immediate Family (as defined in the Related Person Transactions Policy).

The Related Person Transactions Policy will provide that Transactions since the beginning of the last fiscal year must be approved or ratified by the Board of Directors. The Board of Directors is expected to delegate to the Audit Committee the review and, when appropriate, approval or ratification of Transactions. Upon the presentation of a proposed Transaction, the Related Person will be excused from participation and voting on the matter. In approving, ratifying or rejecting a Transaction, the Audit Committee will consider such information as it deems important to conclude if the transaction is fair and reasonable to us.

Whether a Related Person’s interest in a Transaction is material or not will depend on all facts and circumstances, including whether a reasonable investor would consider the Related Person’s interest in the Transaction important, together with all other available information, in deciding whether to buy, sell or hold our securities. In administering this Related Person Transaction Policy, the Board of Directors or the relevant committee will be entitled (but not required) to rely upon such determinations of materiality by our management.

The following factors will be taken into consideration in determining whether to approve or ratify a Transaction with a Related Person:

(i)	the Related Person’s relationship to us and interest in the Transaction;

(ii)	the material facts of the Transaction, including the proposed aggregate value of such Transaction;

(iii)	the materiality of the Transaction to the Related Person and us, including the dollar value of the Transaction, without regard to profit or loss;

(iv)	the business purpose for and reasonableness of the Transaction, taken in the context of the alternatives available to us for attaining the purposes of the Transaction;

(v)	whether the Transaction is comparable to an arrangement that could be available on an arms-length basis and is on terms that are generally available;

(vi)	whether the Transaction is in the ordinary course of our business and was proposed and considered in the ordinary course of business; and

(vii)	the effect of the transaction on our business and operations, including on our internal control over financial reporting and system of disclosure controls or procedures, and any additional conditions or controls (including reporting and review requirements) that should be applied to such transaction.

The following arrangements will not generally give rise to Transactions with a Related Person for purposes of the Related Person Transactions Policy given their nature, size and/or degree of significance to us:

(i)	Use of property, equipment or other assets owned or provided by us, including aircraft, vehicles, housing and computer or telephonic equipment, by a Related Person primarily for our business purposes where the value of any personal use during the course of a year is less than $10,000;

(ii)	Reimbursement of business expenses incurred by a director or executive officer in the performance of his or her duties and approved for reimbursement by us in accordance with our customary policies and practices;

(iii)	Compensation arrangements for non-employee directors for their services as such that have been approved by the Board of Directors or a committee thereof;

(iv)	Compensation arrangements, including base pay and bonuses (whether in the form of cash or equity awards), for employees or consultants (other than a director or nominee for election as a director) for their services as such that have been approved by the Compensation Committee and employee benefits regularly provided under plans and programs generally available to employees; however, personal benefits from the use of our-owned or provided assets (“Perquisites”), including but not limited to personal use of our-owned or provided aircraft and housing, not used primarily for our business purposes may give rise to a transaction with a Related Person;

(v)	A transaction where the rates or charges involved are determined by competitive bids or involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and

(vi)	A transaction involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

PRINCIPAL STOCKHOLDERS

The following table shows information regarding the beneficial ownership of our common stock after giving effect to this offering by:

•	each person or group who is known by us to own beneficially more than 5% of our common stock;

•	each member of our Board of Directors (and each director nominee) and each of our named executive officers; and

•	all members of our Board of Directors (and each director nominee) and our named executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, we believe based on the information provided to us that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. Percentage of beneficial ownership is based             shares of Class A common stock and             shares of Class B common stock to be outstanding after the completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, or             shares of Class A common stock and             shares of Class B common stock, assuming full exercise of the underwriters’ option to purchase additional shares of Class A common stock. Except as otherwise indicated, the persons named in the table below have sole voting and investment power with respect to all shares of capital stock held by them. Unless otherwise indicated, the address for each holder listed below is 600 Airport Service Road, Lake Charles, Louisiana 70605.

	Shares Beneficially Owned Assuming No Exercise of the Option to Purchase Additional Shares				Shares Beneficially Owned Assuming Full Exercise of the Option to Purchase Additional Shares
Name and Address	Number of Class A Shares	Percentage	Number of Class B Shares	Percentage	Number of Class A Shares	Percentage	Number of Class B Shares	Percentage
5% Stockholders:
SEACOR Holdings Inc. (1)

Named Executive Officers, Directors and Director Nominees:
Charles Fabrikant
Edward Washecka
Dick Fagerstal
Anna Goss
Robert Van de Vuurst
Oivind Lorentzen
John Gellert
Richard Ryan
Richard Fairbanks
Blaine Fogg
All executive officers, directors and director nominees as a group (9 persons)

(1)	The address of SEACOR Holdings Inc. is 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, Florida 33316.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as they will be in effect upon the consummation of this offering. This summary does not purport to be complete and is qualified in its entirety by reference to the actual terms and provisions of our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capitalization

Immediately prior to the consummation of this offering, our authorized capital stock will consist of 60 million shares of Class A common stock, par value $0.01 per share, 60 million shares of Class B common stock, par value $0.01 per share and 10 million shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, without giving effect to any exercise of the underwriters’ option to purchase additional shares, SEACOR will not own any shares of our Class A common stock and will own all of the issued and outstanding shares of our Class B common stock, representing approximately     % of our total outstanding shares of common stock and approximately     % of the combined voting power of our outstanding common stock.

Common Stock

Holders of our Class A common stock and Class B common stock generally have identical rights, other than as described below in “Voting Rights” and “Conversion of Our Common Stock.” The holders of our Class A common stock and Class B common stock are entitled to the following rights.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held and holders of our Class B common stock are entitled to eight votes per share on all matters submitted to a vote of stockholders, and do not have cumulative voting rights. The Class A common stock and Class B common stock vote together as a single class. Directors will be elected by a plurality of the votes of the shares of Class A common stock and Class B common stock present in person or by proxy at a meeting of stockholders and voting for nominees in the election of directors. Except as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at a meeting of stockholders and entitled to vote on the subject matter.

Dividend Rights

Holders of Class A common stock and Class B common stock are entitled to receive proportionately any dividends as may be declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation Rights

Upon our liquidation, dissolution or winding up, the holders of Class A common stock and Class B common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Rights

Except for the conversion of our Class B common stock (as described below), holders of Class A common stock and Class B common stock have no preemptive, subscription, redemption or other conversion rights and do not have any sinking fund provisions. The rights, preferences and privileges of holders of Class A common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Conversion of Our Common Stock

Shares of our Class A common stock are not convertible into any other shares of our capital stock.

Each share of our Class B common stock is convertible at the option of the holder into one share of Class A common stock. Each share of Class B common stock transferred to a person other than SEACOR or a subsidiary of SEACOR will automatically be converted into one share of Class A common stock, unless such transfer consists of a distribution of Class B common stock to stockholders of SEACOR, intended to qualify as a tax-free distribution under Section 355(a) of the Code, or any corresponding provision of any successor statute (a “tax-free spin-off”). If SEACOR were to effect a tax-free spin-off of the Class B common stock, such Class B common stock would no longer be convertible into shares of Class A common stock following such tax-free spin-off. Following such tax-tree spin-off, all outstanding shares of Class B common stock may be converted into shares of Class A common stock with the consent of a majority of the holders of Class A common stock and the holders of Class B common stock, voting as separate classes where holders of both the Class A common stock and the Class B common stock are entitled to one vote per share.

In addition, all shares of our Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of shares of Class B common stock beneficially owned by SEACOR and its affiliates falls below 20% of the aggregate number of outstanding shares of common stock then outstanding.

Preferred Stock

Our Board of Directors is authorized to provide for the issuance of preferred stock in one or more series and to fix the preferences, powers and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference and to fix the number of shares to be included in any such series without any further vote or action by our stockholders. Any preferred stock so issued may rank senior to our common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of preferred stock may have class or series voting rights. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock.

Anti-Takeover Effects of the Delaware General Corporate Law and Our Amended and Restated Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporate Law

Upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who owns 15% or more of the corporation’s outstanding stock, or an affiliate or associate of the corporation who did own 15% or more of the corporation’s voting stock within three years prior to the determination of interested stockholder status. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•

at or after the time the stockholder became interested, the business combination was approved by the Board of Directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may opt out of Section 203 either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Upon the closing of this offering, our amended and restated certificate of incorporation and bylaws will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our Board of Directors the power to discourage acquisitions that some stockholders may favor.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Dual-Class Structure. Our amended and restated certificate of incorporation will provide for a dual-class structure of our common stock. The shares of our Class A common stock, the class of stock we are selling in this offering, will have one vote per share. The shares of our Class B common stock will have eight votes per share. The Class A common stock is the only class of stock that will be publicly traded. Following consummation of this offering, SEACOR will own all of the issued and outstanding shares of our Class B common stock, and will hold approximately     % of the combined voting power of all of our issued and outstanding capital stock. Because of our dual-class structure, SEACOR will be able to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less than 50% of the shares of our issued and outstanding common stock. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.

Filling Vacancies on the Board of Directors. Any vacancy on our Board of Directors, however occurring, including a vacancy resulting from an increase in the size of our Board of Directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. Any director appointed to fill a vacancy will hold office until the next election of directors or until their successors are duly elected and qualified.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will provide that stockholder action may be taken without a meeting of stockholders if, but only if, a consent or consents in writing, setting forth the action as taken, are signed by the holders of not less than a majority in voting power of the outstanding shares of common stock entitled to vote thereon.

Meetings of Stockholders. Our bylaws will provide that only a majority of the members of our Board of Directors then in office or the Chief Executive Officer may call special meetings of the stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws will limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance Notice Requirements. Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the stockholder’s intention to do so. To be timely, the stockholder’s notice must be delivered to us not later than the 90th day nor earlier than the 120th day prior to the anniversary date of the preceding annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting, then to be timely, notice must be delivered to us not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation.

Amendment to Bylaws and Amended and Restated Certificate of Incorporation. As required by Delaware law, any amendment to our amended and restated certificate of incorporation must first be approved by a majority of our Board of Directors and, if required by law or our amended and restated certificate of incorporation, thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, without further stockholder action.

Blank Check Preferred Stock. The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. Issuing preferred stock provides flexibility in connection with possible acquisitions and other corporate purposes, but could also, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock.

Foreign Ownership

We are subject to the Federal Aviation Act, under which our helicopters may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our amended and restated certificate of incorporation provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 24.9% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by stockholders who are not citizens of the United States shall automatically be reduced.

Listing

We intend to apply to have our Class A common stock listed on the NYSE under the symbol “ERA.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no public market for our Class A common stock.

Sale of Restricted Securities

Following consummation of this offering, there will be             shares (assuming no exercise of the underwriters’ option to purchase additional shares), or             shares (assuming full exercise of the underwriters’ option to purchase additional shares), of our Class A common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. The remaining shares of Class A common stock that will be outstanding following consummation of this offering are “restricted securities” within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below. Subject to the lock-up agreements described below, shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed one-year holding period under Rule 144.

Lock-Up Arrangements

In connection with the consummation of this offering, we, each of our directors and executive officers, and SEACOR, and each of its directors and executive officers, will enter into lock-up agreements described under “Underwriting” that restrict the sale of shares of our Class A common stock and Class B common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances. Accordingly,             shares of our Class A common stock will be available for resale following the expiration of the lock-up agreement with the underwriters.

Following the lock-up periods described above, all of the shares of our Class A common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, a person who beneficially owned restricted shares of our Class A common stock for at least six-months would be entitled to sell their securities provided that (a) we have been a public reporting company under Sections 13 or 15(d) of the Exchange Act for at least 90 days before the sale and (b) such person is not, and has not been deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding a sale.

Persons who are affiliates, or have been deemed to have been one of our affiliates at any time during the 90 days preceding sale, and who have beneficially owned restricted shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares of our Class A common stock that does not exceed the greater of:

•	one percent of the then outstanding shares of our Class A common stock; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the date on which notice of the sale is filed on Form 144;

provided, in each case, that we are subject to the Exchange Act reporting requirements for at least 90 days before such sale. Such sales by affiliates under Rule 144 are also subject to restrictions relating to the manner of sale, notice requirements and the availability of current public information about us.

Equity Incentive Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A common stock issued or reserved for issuance under our equity incentive plans, including the 2011 Share Incentive Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions or the lock-up restrictions described above.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of Class A common stock that may be relevant to you if you are a non-U.S. Holder. In general, a “non-U.S. Holder” is any person or entity that is, for U.S. federal income tax purposes, (i) a foreign corporation, or other foreign entity taxable as a corporation, (ii) a nonresident alien individual, (iii) an estate whose income is not subject to U.S. federal income taxation, regardless of source, or (iv) a trust unless a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. This discussion is based on current law, which is subject to change, possibly with retroactive effect. This discussion is limited to non-U.S. Holders who purchase shares of Class A common stock in connection with this offering and hold such shares as capital assets within the meaning of the U.S. Internal Revenue Code. Moreover, this discussion is for general information only and does not address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions, which may apply to you if you relinquished U.S. citizenship or residence or if you are a controlled foreign corporation or a passive foreign investment company.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our Class A common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and the partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

EACH PROSPECTIVE PURCHASER OF CLASS A COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY OR OTHER TAXING JURISDICTION.

Dividends

We do not anticipate paying any dividends on our Class A common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remainder will constitute gain from the sale or exchange of the Class A common stock. If dividends are paid, as a non-U.S. Holder, you will be subject to withholding of U.S. federal income tax at a 30% rate or a lower rate as may be specified by an applicable income tax treaty. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the withholding agent a properly executed Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable income tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable income tax treaty.

If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of yours, those dividends will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates but will not be subject to withholding tax, provided a properly executed Internal Revenue Service Form W-8ECI, or successor form, is filed with the withholding agent. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.

If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Class A Common Stock

As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on a sale or other disposition of Class A common stock unless:

•

the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (in which case you will be taxed in the same manner as a U.S. person, and if you are a foreign corporation, you may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met (in which case you will be subject to a 30% (or a lower rate as may be specified by an applicable income tax treaty) tax on the amount by which your capital gains allocable to U.S. sources exceed capital losses allocable to U.S. sources during the taxable year of the sale or other disposition); or

•

we are or become a U.S. real property holding corporation (“USRPHC”). We believe that we are not currently, and are not likely to become, a USRPHC. Even if we were to become a USRPHC, gain on the sale or other disposition of Class A common stock by you generally would not be subject to U.S. federal income tax provided:

•	the Class A common stock is “regularly traded on an established securities market”; and

•

you do not actually or constructively own more than 5% of the Class A common stock during the shorter of (i) the five-year period ending on the date of such disposition or (ii) the period of time during which you held such shares.

Federal Estate Tax

Class A common stock owned by a non-resident alien (or certain fiscally transparent entities owned by a non-resident alien) at the time of his or her death may be included in the non-resident alien’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. estate tax, unless a tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We generally must report annually to the Internal Revenue Service and to each of you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements. Backup withholding is generally imposed (currently at a 28% rate) on certain payments to persons that fail to furnish the necessary identifying information to the withholding agent.

You generally will be subject to backup withholding tax with respect to dividends paid on your Class A common stock unless you certify your non-U.S. status or you otherwise establish an exemption. Dividends subject to withholding of U.S. federal income tax as described above in “—Dividends” would not be subject to backup withholding.

The payment of proceeds of a sale of Class A common stock effected by or through a U.S. office of a broker is subject to both backup withholding and information reporting unless you provide the withholding agent with your name and address and you certify your non-U.S. status or you otherwise establish an exemption. In general, backup withholding and information reporting will not apply to the payment of the proceeds of a sale of Class A common stock by or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or a foreign partnership that at any time during its tax year either is engaged in the conduct of a trade or business in the United States or has as partners one or more U.S. persons that, in the aggregate, hold more than 50% of the income or capital interest in the partnership, backup withholding will not apply but such payments will be subject to information reporting, unless such broker has documentary evidence in its records that you are a non-U.S. Holder and certain other conditions are met or you otherwise establish an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information or appropriate claim form is furnished in a timely manner to the Internal Revenue Service.

Recent Legislation

In addition to withholding taxes discussed above, recent legislation generally imposes a withholding tax of 30% on payments to certain foreign entities after December 31, 2012, of dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless various U.S. information reporting and due diligence requirements generally relating to U.S. owners of and account holders with those entities have been satisfied. These new requirements are different from, and in addition to, the beneficial owner certification requirements described above. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our Class A common stock.

UNDERWRITING

We, SEACOR and the underwriters named below have entered into an underwriting agreement with respect to the shares of our Class A common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman, Sachs & Co., J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters.

Underwriters	Number of Shares of Class A common stock
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             shares from the company. They may exercise that option for 30 days from the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase             additional shares.

Paid by us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, each of our directors and executive officers, and SEACOR, and each of its directors and executive officers, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their Class A common stock or Class B common stock or securities convertible into or exchangeable for shares of Class A common stock or Class B common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of release of the earnings release or the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of the company, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our Class A common stock on the NYSE under the symbol “ERA.” In order to meet one of the requirements for listing our Class A common stock on the NYSE, the underwriters will undertake to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

Stabilization

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorized person, apply to the Issuer; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters have in the past served as underwriters in securities offerings by SEACOR. Affiliates of certain of the underwriters have served as lenders under revolving credit facilities of SEACOR. In addition, affiliates of certain of the underwriters will serve as lenders under our revolving credit facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the Class A common stock offered hereby on behalf of us. Certain legal matters will be passed upon on behalf of the underwriters by Vinson & Elkins L.L.P.

EXPERTS

The consolidated financial statements of Era Group Inc. at December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our Class A common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of our registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

Era Group Inc.

2200 Eller Drive

P.O. Box 13038

Fort Lauderdale, Florida 33316

Attention: General Counsel

(954) 523-2200

ERA GROUP INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Financial Statements:
Consolidated Balance Sheets as of December 31, 2010 and 2009 (audited) and Condensed Consolidated Balance Sheets as of June 30, 2011 (unaudited)	F-3

Consolidated Statements of Operations for the years ended December  31, 2010, 2009 and 2008 (audited) and Condensed Consolidated Statements of Operations for the six months ended June 30, 2011 and 2010 (unaudited)

F-4

Consolidated Statements of Changes in Stockholder Equity for the years ended December  31, 2010, 2009 and 2008 (audited) and Condensed Consolidated Statement of Stockholder Equity for the six months ended June 30, 2011 (unaudited)

F-5

Consolidated Statements of Cash Flows for the years ended December  31, 2010, 2009 and 2008 (audited) and Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2011 and 2010 (unaudited)

F-6
Notes to Consolidated Financial Statements	F-7

Financial Statement Schedule:
Schedule II—Valuation and Qualifying Accounts for the years ended December 31, 2010, 2009 and 2008	F-24

Except for the Financial Statement Schedule set forth above, all other required schedules have been omitted since the information is either included in the consolidated financial statements, not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholder and Board of Directors and of Era Group Inc.

We have audited the accompanying consolidated balance sheets of Era Group Inc. as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index to Consolidated Financial Statements. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Era Group Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida

March 17, 2011, except as to Note 14, as to which the date is August 1, 2011

ERA GROUP INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31,		June 30, 2011
	2010	2009	Pro Forma As Adjusted
			(unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,698	$7,309	$1,740
Receivables:
Trade, net of allowance for doubtful accounts of $22, $205 and $186 in 2011, 2010, and 2009, respectively	35,848	33,583	43,461
Other	5,309	6,628	7,282
Inventories	23,153	19,355	24,788
Prepaid expenses	2,077	1,944	2,939
Deferred income taxes	1,672	221	1,672

Total current assets	71,757	69,040	81,882

Property and Equipment:
Helicopters	645,807	554,504	680,524
Construction-in-progress	46,525	20,273	42,372
Machinery, equipment and spares	52,803	41,143	59,350
Buildings and leasehold improvements	24,243	23,629	24,581
Furniture, fixtures, vehicles and other	11,746	11,486	11,809

	781,124	651,035	818,636
Accumulated depreciation	(169,046)	(127,840)	(189,017)

	612,078	523,195	629,619

Investments, at Equity, and Advances to 50% or Less Owned Companies	27,912	26,712	35,341
Goodwill	352	352	352
Other Assets	6,925	7,857	9,960

	$719,024	$627,156	$757,154

LIABILITIES AND STOCKHOLDER EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$16,171	$10,193	$17,913
Accrued wages and benefits	4,967	5,260	5,142
Current portion of long-term debt	2,690	—	2,690
Other current liabilities	5,344	4,955	5,476

Total current liabilities	29,172	20,408	31,221

Advances from SEACOR	355,952	347,564	461,002
Deferred Income Taxes	127,799	84,397	127,751
Long-Term Debt	35,885	—	34,492
Deferred Gains and Other Liabilities	6,623	7,291	6,585

Total liabilities	555,431	459,660	661,051

Stockholder Equity:
Common stock, no par value, 3,000 shares authorized; 1,000 shares issued in 2011, 2010 and 2009	1	1	1
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued in 2011, 2010 and 2009	—	—	—
Class A common stock, $0.01 par value, 60,000,000 shares authorized; none issued in 2011, 2010 and 2009; shares issued in pro forma as adjusted 2011	—	—	—
Class B common stock, $0.01 par value, 60,000,000 shares authorized; none issued in 2011, 2010 and 2009; shares issued in pro forma as adjusted 2011	—	—	—
Additional paid-in capital	177,584	177,584	107,761
Accumulated deficit	(13,920)	(10,281)	(11,858)
Accumulated other comprehensive income (loss)	(72)	192	199

Total stockholder equity	163,593	167,496	96,103

	$719,024	$627,156	$757,154

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Years Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011	2010
				(unaudited)
Operating Revenues	$235,366	$235,667	$248,627	$124,648	$112,708

Costs and Expenses:
Operating	147,233	147,955	181,490	75,922	72,567
Administrative and general	25,798	21,396	20,130	13,249	11,482
Depreciation	43,351	37,358	36,411	24,309	21,175

	216,382	206,709	238,031	113,480	105,224

Gains on Asset Dispositions and Impairments, Net	764	316	4,883	8,366	469

Operating Income	19,748	29,274	15,479	19,534	7,953

Other Income (Expense):
Interest income	109	52	217	100	44
Interest expense	(94)	(13)	(5)	(579)	(19)
Interest expense on advances from SEACOR	(21,437)	(20,328)	(12,963)	(12,299)	(10,729)
SEACOR management fees	(4,550)	(5,481)	(5,681)	(5,186)	(2,128)
Derivative gains (losses), net	(118)	266	274	(501)	(62)
Foreign currency gains (losses), net	(1,511)	1,439	271	691	(1,596)
Other, net	50	—	38	—	—

	(27,551)	(24,065)	(17,849)	(17,774)	(14,490)

Income (Loss) Before Income Tax Expense (Benefit) and Equity in Earnings (Losses) of 50% or Less Owned Companies	(7,803)	5,209	(2,370)	1,760	(6,537)

Income Tax Expense (Benefit):
Current	(46,315)	(29,409)	(16,460)
Deferred	42,014	32,292	16,116

	(4,301)	2,883	(344)	653	(2,340)

Income (Loss) Before Equity in Earnings (Losses) of 50% or Less Owned Companies	(3,502)	2,326	(2,026)	1,107	(4,197)
Equity in Earnings (Losses) of 50% or Less Owned Companies, Net of Tax	(137)	(487)	(461)	955	(717)

Net Income (Loss)	$(3,639)	$1,839	$(2,487)	$2,062	$(4,914)

Earnings (Loss) Per Common Share:
Basic Earnings (Loss) Per Common Share	$(3,639.00)	$1,839.00	$(2,487.00)	$2,062.00	$(4,914.00)

Weighted Average Common Shares Outstanding	1,000	1,000	1,000	1,000	1,000

Pro Forma Earnings (Loss) Per Common Share (unaudited):
Basic Earnings (Loss) Per Common Share

Weighted Average Common Shares Outstanding

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER EQUITY

(in thousands)

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholder Equity	Comprehensive Income (Loss)
Year Ended December 31, 2007	$1	$177,584	$(9,633)	$327	$168,279
Net loss	—	—	(2,487)	—	(2,487)	$(2,487)
Currency translation adjustments	—	—	—	(523)	(523)	(523)

Year Ended December 31, 2008	1	177,584	(12,120)	(196)	165,269	$(3,010)

Net income	—	—	1,839	—	1,839	$1,839
Currency translation adjustments	—	—	—	388	388	388

Year Ended December 31, 2009	1	177,584	(10,281)	192	167,496	$2,227

Net loss	—	—	(3,639)	—	(3,639)	$(3,639)
Currency translation adjustments	—	—	—	(264)	(264)	(264)

Year Ended December 31, 2010	1	177,584	(13,920)	(72)	163,593	$(3,903)

Non-cash dividend (unaudited)	—	(69,823)	—	—	(69,823)
Net loss (unaudited)	—	—	2,062	—	2,062	$2,062
Currency translation adjustments (unaudited)	—	—	—	271	271	271

Six Months Ended June 30, 2011 (unaudited)	$1	$107,761	$(11,858)	$199	$96,103	$2,333

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011	2010
				(unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(3,639)	$1,839	$(2,487)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	43,351	37,358	36,411
Bad debt expense (recoveries), net	37	(1,589)	(613)
Gains on asset dispositions and impairments, net	(764)	(316)	(4,883)
Derivative (gains) losses, net	118	(266)	(274)
Foreign currency (gains) losses, net	1,511	(1,439)	(271)
Deferred income tax expense	42,014	32,292	16,116
Equity in losses of 50% or less owned companies	137	487	461
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(2,383)	3,780	1,729
(Increase) decrease in prepaid expenses and other assets	(3,098)	(6,640)	3,439
Increase (decrease) in accounts payable, accrued expenses and other liabilities	6,459	(8,272)	(6,369)

Net cash provided by operating activities	83,743	57,234	43,259	$10,152	$11,849

Cash Flows from Investing Activities:
Purchases of property and equipment	(130,770)	(90,762)	(220,623)	(50,233)	(62,725)
Cash settlements on derivative transactions, net	(471)	(771)	9,017	4,052	446
Proceeds from disposition of property and equipment	880	25,980	16,438	8,961	328
Investments in and advances to 50% or less owned companies	(3,150)	(312)	(21,129)	(6,200)	(250)
Return of investments and advances from 50% or less owned companies	962	861	—	(19)	(4)
Net decrease (increase) in escrow deposits on like-kind exchanges	—	—	10,105	(3,396)	(289)
Principal payments received on third-party notes receivable, net	—	888	—	—	—
Business acquisitions	—	—	375	—	—

Net cash used in investing activities	(132,549)	(64,116)	(205,817)	(46,835)	(62,494)

Cash Flows from Financing Activities:
Advances from SEACOR, net	8,388	9,386	167,229	35,227	51,384
Proceeds from issuance of long-term debt	38,673	—	—	—	—
Payments on long-term debt	(98)	—	—	(1,393)	—

Net cash provided by financing activities	46,963	9,386	167,229	33,834	51,384

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(1,768)	(1,396)	—	891	(131)

Net (Decrease) Increase in Cash and Cash Equivalents	(3,611)	1,108	4,671	(1,958)	248
Cash and Cash Equivalents, Beginning of Period	7,309	6,201	1,530	3,698	7,309

Cash and Cash Equivalents, End of Period	$3,698	$7,309	$6,201	$1,740	$7,557

The accompanying notes are an integral part of these consolidated financial statements and should be read in conjunction therewith.

ERA GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND ACCOUNTING POLICIES

Nature of Operations. Era Group Inc. and its subsidiaries (collectively referred to as the “Company”) operate or contract-lease more than 170 helicopters and provide helicopter transportation services to major integrated oil and gas companies, large independent oil exploration and production companies, smaller independent companies and U.S. government agencies in support of offshore oil and gas exploration, development and production. In addition to serving the oil and gas industry, the Company provides air medical services, firefighting support, flightseeing tours in Alaska and emergency search and rescue services. The Company also contract-leases helicopters and provides related services to third-party operators in international markets. Additionally, the Company operates a Federal Aviation Administration approved maintenance and repair station in Lake Charles, Louisiana.

Basis of Consolidation. The consolidated financial statements include the accounts of Era Group Inc. and its wholly-owned subsidiaries. The Company is wholly owned by SEACOR Holdings Inc. (along with its other majority-owned subsidiaries being collectively referred to as “SEACOR”) and represents SEACOR’s aviation services business segment. All significant intercompany accounts and transactions are eliminated in consolidation.

The Company employs the equity method of accounting for investments in business ventures when it has the ability to exercise significant influence over the operating and financial policies of the ventures. Significant influence is generally deemed to exist if the Company has between 20% and 50% of the voting rights of an investee. The Company reports its investments in and advances to equity investees in the accompanying consolidated balance sheets as investments, at equity, and advances to 50% or less owned companies. The Company reports its share of earnings or losses of equity investees in the accompanying consolidated statements of operations as equity in losses of 50% or less owned companies, net of tax.

Unaudited Interim Financial Information. The accompanying interim condensed consolidated balance sheet as of June 30, 2011, interim condensed consolidated statements of operations and cash flows for the six months ended June 30, 2011 and 2010, and interim condensed consolidated statement of changes in stockholder equity for the six months ended June 30, 2011 have been prepared by the Company and have not been audited by its independent registered public accounting firm. These interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) and, in the opinion of the Company’s management, include all adjustments (consisting of normal recurring adjustments) necessary for the fair presentation of the Company’s statement of financial position as of June 30, 2011 and its results of operations and its cash flows for the six months ended June 30, 2011 and 2010. The results for the interim periods presented are not necessarily indicative of the results for the full year or any future periods.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Such estimates include those related to deferred revenues, allowance for doubtful accounts, useful lives of property and equipment, impairments, income tax provisions and certain accrued liabilities. Actual results could differ from those estimates and those differences may be material.

Revenue Recognition. The Company recognizes revenue when it is realized or realizable and earned. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the buyer is fixed or determinable and collectability is reasonably assured. Revenue that does not meet these criteria is deferred until the criteria are met.

The Company charters its helicopters primarily through master service agreements, subscription agreements, day-to-day charter arrangements and contract-leases. Master service agreements and subscription agreements require incremental payments above a fixed monthly fee based on flight hours flown, have fixed terms ranging from one month to five years, and generally are cancelable upon a 30-day notice. Day-to-day charter arrangements call for either a combination of a daily fixed monthly fee plus a charge based on hours flown or an hourly rate. Services provided under contract-leases can range from “dry”, providing only the equipment, to “wet,” providing equipment, logistical and maintenance support, insurance, and personnel. Fixed monthly fee revenues are recognized ratably over the contract term. Usage or hourly based revenues are recognized as hours are flown.

The Company’s air medical activities are provided under contracts with hospitals that typically include either a fixed monthly and hourly rate structure, similar to oil and gas, or a fee per completed flight. Fixed monthly revenues are recognized ratably over the month while per hour or per flight based revenues are recognized as hours are flown or flights are completed. Most contracts with hospitals are longer term, but offer either party the ability to terminate with less than six months notice. The Company operates some air medical contracts pursuant to which it collects a fee per flight, either from a hospital or an insurance company.

With respect to flightseeing activities, the Company allocates block space to cruise lines and sells seats directly to customers with revenues recognized as the services are performed. The Company’s fixed base operation sells fuel on an ad hoc basis and those sales are recognized at the time of fuel delivery. Training revenues are charged at a set rate per training course and include instructors, training materials and flight or flight simulator time, as applicable. Training revenues are recognized as services are provided.

Cash Equivalents. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of overnight investments.

Trade Receivables. Customers are primarily major integrated and independent exploration and production companies, hospitals, international helicopter operators and the U.S. government. Customers are typically granted credit on a short-term basis and related credit risks are considered minimal. The Company routinely reviews its trade receivables and makes provisions for doubtful accounts based on existing customer and economic conditions; however, those provisions are estimates and actual results could differ from those estimates and those differences may be material. Trade receivables are deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts when collection efforts have been exhausted.

Derivative Instruments. The Company accounts for derivatives through the use of a fair value concept whereby all of the Company’s derivative positions are stated at fair value in the accompanying consolidated balance sheets. All of the Company’s derivatives have been designated as fair value hedges. Realized and unrealized gains and losses on derivatives designated as fair value hedges are recognized as a corresponding increase or decrease in the fair value of the underlying hedged item to the extent they are effective, with any ineffective portion reported in the accompanying consolidated statements of operations as derivative gains (losses), net.

Concentrations of Credit Risk. The Company is exposed to concentrations of credit risks relating to its trade receivables due from customers in the industries described above. The Company does not generally require collateral or other security to support its outstanding receivables. The Company minimizes its credit risk relating to receivables by performing ongoing credit evaluations and, to date, credit losses have not been material. The Company is also exposed to concentrations of credit risk associated with cash, cash equivalents, and derivative instruments. The Company minimizes its credit risk relating to these positions by monitoring the financial condition of the counterparties involved, primarily conducting business with large, well-established financial institutions and diversifying its counterparties. The Company does not currently anticipate nonperformance by any of its significant counterparties.

Inventories. Inventories, which consist primarily of spare parts and fuel, are stated at the lower of cost (using the average cost method) or market. The Company records write-downs, as needed, to adjust the carrying amount of inventories to lower of cost or market. There were no inventory write-downs in 2010, 2009 or 2008.

Property and Equipment. Equipment, stated at cost, is depreciated using the straight-line method over the estimated useful life of the asset to an estimated salvage value. With respect to helicopters, the estimated useful life is typically based upon a newly built asset being placed into service and represents the point at which it is typically not justifiable for the Company to continue to operate the asset in the same or similar manner. From time to time, the Company may acquire older assets that have already exceeded the Company’s useful life policy, in which case the Company depreciates such assets based on its best estimate of remaining useful life.

As of December 31, 2010, the estimated useful life (in years) of the Company’s categories of new property and equipment was as follows:

Helicopters (estimated salvage value at 30% of cost)	12
Machinery, equipment and spares	5-7
Buildings and leasehold improvements	10-30
Furniture, fixtures, vehicles and other	3-5

Equipment maintenance and repair costs and the costs of routine overhauls and inspections performed on helicopter engines and major components are charged to operating expense as incurred. Expenditures that extend the useful life or improve the marketing and commercial characteristics of equipment as well as major renewals or improvements to other properties are capitalized.

The Company engages a number of third-party vendors to maintain the engines and certain components on some of its helicopter models under programs known as “power-by-hour” maintenance contracts. These programs require the Company to pay for the maintenance service ratably over the contract period, typically based on actual flight hours. Power-by-hour providers generally bill monthly based on hours flown in the prior month, the costs being expensed as incurred. In the event the Company places a helicopter in a program after a maintenance period has begun, it may be necessary to pay an initial buy-in charge based on hours flown since the previous maintenance event. This buy-in charge is normally recorded as a pre-paid expense and amortized as an operating expense over the remaining power-by-hour contract period. If a helicopter is sold or otherwise removed from a program before the scheduled maintenance work is carried out, the Company may be able to recover part of its payments to the power-by-hour provider, in which case the Company records a reduction to operating expense when it receives the refund.

Certain interest costs incurred during the construction of equipment are capitalized as part of the assets’ carrying values and are amortized over such assets’ estimated useful lives. Capitalized interest totaled $2.3 million, $0.9 million and $1.7 million in 2010, 2009 and 2008, respectively.

Impairment of Long-Lived Assets. The Company performs an impairment analysis on long-lived assets used in operations when indicators of impairment are present. The Company’s helicopters are evaluated for impairment on an aggregate fleet basis. If the carrying value of the assets is not recoverable, as determined by the estimated undiscounted cash flows, the carrying value of the assets is reduced to fair value. Generally, fair value is determined using valuation techniques, such as expected discounted cash flows or appraisals, as appropriate. Assets removed from service are recorded at the lower of fair value or the carrying amount and are no longer depreciated. During the years ended December 31, 2010 and 2009, the Company recognized impairment charges of $0.3 million and $1.2 million, respectively, related to four helicopters, one owned and three leased-in, of a type that the Company no longer operates in its fleet (see Note 2). The Company did not recognize any impairment charges in 2008.

Impairment of 50% or Less Owned Companies. The Company performs regular reviews of each investee’s financial condition, the business outlook for its products and services, and its present and projected results and cash flows. When an investee has experienced consistent declines in financial performance or difficulties in raising capital to continue operations, and when the Company expects the decline to be other-than-temporary, the investment is written down to fair value. Actual results may vary from estimates due to the uncertainties regarding the projected financial performance of investees, the severity and expected duration of declines in value and the available liquidity in the capital markets to support the continuing operations of the investees in which the Company has investments. The Company did not recognize any impairment charges in 2010, 2009 or 2008 related to its 50% or less owned companies.

Goodwill. Goodwill is recorded when the purchase price paid for an acquisition exceeds the fair value of net identified tangible and intangible assets acquired. The Company performs an annual impairment test of goodwill and conducts periodic impairment tests when indicators of impairment develop between annual impairment tests. The Company’s impairment review process compares the fair value of the acquired entity to its carrying value, including goodwill. To determine its fair value, the Company uses a discounted future cash flow approach that uses estimates for revenues, costs, and appropriate discount rates, among others. These estimates are reviewed each time the Company tests goodwill for impairment and are typically developed as part of the Company’s routine business planning and forecasting process. The Company did not recognize any goodwill impairments in 2010, 2009 or 2008.

Business Combinations. Effective January 1, 2009, the Company adopted new accounting rules established by the Financial Accounting Standards Board (“FASB”) related to business combinations. The new accounting rules amended the Company’s accounting policy by requiring the Company to recognize on its acquisitions after January 1, 2009, with certain exceptions, 100% of the fair value of assets acquired, liabilities assumed, and non-controlling interests when the acquisition constitutes a change in control of the acquired entity. The new accounting rules establish that shares issued in consideration for a business combination be at fair value on the acquisition date, require the recognition of contingent consideration arrangements at their acquisition-date fair values, with subsequent changes in fair value generally reflected in earnings, and require recognition of pre-acquisition loss and gain contingencies at their acquisition-date fair values. The new accounting rules also provide for the capitalization of in-process research and development assets acquired, require acquisition-related transaction costs to be expensed as incurred, allow for the capitalization of acquisition-related restructuring costs only if the criteria in the FASB rules related to exit or disposal cost obligations are met as of the acquisition date and require as an adjustment to income tax expense any changes in an acquirer’s existing income tax valuation allowances and tax uncertainty accruals. The operating results of entities acquired are included in the accompanying consolidated statements of operations from the date of acquisition.

Income Taxes. The Company is included in the consolidated U.S. federal income tax return of SEACOR. SEACOR’s policy for allocation of U.S. federal income taxes requires its subsidiaries to compute their provision for U.S. federal income taxes on a separate company basis and settle with SEACOR. Net operating loss benefits are settled with SEACOR on a current basis and are used in the consolidated U.S. federal income tax return to offset taxable profits of other affiliates. For all periods presented, the total provision for income taxes included in the consolidated statements of operations would remain as currently reported if the Company was not eligible to be included in the consolidated U.S. federal income tax return of SEACOR. Deferred income tax assets and liabilities have been provided in recognition of the income tax effect attributable to the book and tax basis differences of assets and liabilities reported in the accompanying consolidated financial statements. Deferred tax assets or liabilities are provided using the enacted tax rates expected to apply to taxable income in the periods in which they are expected to be settled or realized. Interest and penalties relating to uncertain tax positions are recognized in interest expense and administrative and general, respectively, in the accompanying consolidated statements of operations. The Company records a valuation allowance to reduce its deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Deferred Gains. During the year ended December 31, 2008, the Company sold two helicopters to a finance company that were in turn leased back by Lake Palma, S.L. (“Lake Palma”) (see Notes 4 and 5). In addition, the Company previously sold four helicopters directly to Lake Palma. Certain of the gains realized from these transactions were not immediately recognized in income and have been recorded in the accompanying consolidated balance sheets in deferred gains and other liabilities. The gains are deferred and amortized based on the Company’s ownership interest and the applicable helicopters’ depreciable lives. Deferred gain activity related to these transactions for the years ended December 31 was as follows (in thousands):

	2010	2009	2008
Balance at beginning of year	$1,677	$2,269	$1,325
Deferred gains arising from equipment sales	—	—	1,464
Amortization of deferred gains included in gains on asset dispositions and impairments, net	(593)	(592)	(520)

Balance at end of year	$1,084	$1,677	$2,269

Foreign Currency Translation. Certain of the Company’s investments, at equity, and advances to 50% or less owned companies were measured using their functional currency, which is the currency of the primary foreign economic environment in which they operate. These investments are translated to U.S. dollars at currency exchange rates as of the balance sheet dates and its equity earnings (losses) at the weighted-average currency exchange rates during the applicable reporting periods. Translation adjustments are recorded in other comprehensive income (loss) in the accompanying consolidated statements of changes in stockholder equity, net of tax effect of $0.1 million, $0.2 million, and $0.3 million in 2010, 2009 and 2008, respectively.

Foreign Currency Transactions. From time to time, the Company enters into transactions denominated in currencies other than its functional currency. Gains and losses resulting from changes in currency exchange rates between the functional currency and the currency in which a transaction is denominated are included in foreign currency gains (losses), net in the accompanying consolidated statements of operations in the period which the currency exchange rates change.

Earnings (Loss) Per Common Share. The Company’s basic earnings (loss) per common share are computed based on the weighted average number of common shares issued and outstanding during the relevant periods. There were no potential common shares that were dilutive and outstanding during any of the periods presented.

Comprehensive Income (Loss). Comprehensive income (loss) is the total of net income (loss) and all other changes in equity of the Company that result from transactions and other economic events of a reporting period other than transactions with owners. The Company has chosen to disclose comprehensive income (loss) in the accompanying consolidated statements of changes in stockholder equity. The Company’s other comprehensive income (loss) is comprised of foreign currency translation adjustments, as described above. During the six months ended June 30, 2011 and 2010, total comprehensive income (loss) was income of $2.3 million and loss of $5.5 million, respectively (unaudited).

Reclassifications. Certain reclassifications of prior year information have been made to conform to the presentation of current year information. These reclassifications had no effect on net income previously reported.

2. FAIR VALUE MEASUREMENTS

The fair value of an asset or liability is the price that would be received to sell an asset or transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company utilizes a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value and defines three levels of inputs that may be used to measure fair value. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, inputs other than quoted prices that are observable for the asset or liability or inputs derived from observable market data. Level 3 inputs are unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company’s financial assets that are measured at fair value on a recurring basis were as follows (in thousands):

	December 31, 2010			June 30, 2011
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
				(unaudited)
ASSETS
Derivative instruments (included in other receivables)	$—	$1,368	$—	$—	$3,005	$—
LIABILITIES
Derivative instruments (included in other current liabilities)	—	697	—	—	366	—

The estimated fair value of the Company’s other financial assets and liabilities were as follows (in thousands):

	December 31,
	2010		2009		June 30, 2011
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
					(unaudited)
ASSETS
Cash and cash equivalents	$3,698	$3,698	$7,309	$7,309	$1,740	$1,740
LIABILITIES
Advances from SEACOR	355,952	see below	347,564	see below	461,002	see below
Long term debt, including current portion	38,575	38,575	—	—	37,182	37,287

The carrying values of cash and cash equivalents and the Company’s recently issued long-term debt approximate fair value. It was not practical to estimate fair values for advances from SEACOR because the timing of settlement is not certain.

The Company’s nonfinancial assets and liabilities as of December 31, 2010 that are measured at fair value are summarized below (in thousands):

	Level 1	Level 2	Level 3
ASSETS
Held for Sale Helicopter (included in other assets) (1)	$—	$—	$200
LIABILITIES
Lease Obligation for Helicopters (included in other current liabilities) (2)	—	—	879

(1)	During the year ended December 31, 2010, the Company recorded an impairment charge of $0.1 million to reduce the carrying value of one helicopter to fair value.
(2)	During the year ended December 31, 2010, the Company recorded an impairment charge of $0.2 million to increase the carrying value of its exit obligations for three leased-in helicopters.

3. DERIVATIVE INSTRUMENTS

SEACOR has entered into forward currency exchange contracts on behalf of the Company. These derivative instruments are classified as either assets included in other receivables or liabilities included in other current liabilities based on their individual fair values. The fair values of the Company’s derivative instruments as of

December 31, 2010 were assets of $1.4 million and liabilities of $0.7 million. The fair values of the Company’s derivative instruments as of December 31, 2009 were assets of $2.2 million. The fair values of the Company’s derivative instruments as of June 30, 2011 were assets of $3.0 million and liabilities of $0.4 million (unaudited).

As of December 31, 2010 and 2009, the Company designated these forward currency exchange contracts with notional values of €56.0 million and €16.0 million, respectively, as fair value hedges in respect of capital commitments to purchase helicopters denominated in Euros. By entering into these forward currency exchange contracts, the Company has fixed a portion of its euro capital commitments in U.S. dollars to protect against currency fluctuations. During the year ended December 31, 2010, the Company designated €68.0 million and dedesignated and settled with SEACOR €8.2 million notional value of its forward exchange contracts and €19.8 million notional value of these contracts matured.

As of June 30, 2011, the Company had €50.1 million designated as fair value hedges (unaudited). During the six months ended June 30, 2011, the Company designated €55.1 million notional value of its forward currency exchange contracts as fair value hedges, in addition to €56.0 million previously so designated as of December 31, 2010. During the six months ended June 30, 2011, the company dedesignated €1.4 million notional value of these contracts as fair value hedges and €59.6 million notional value matured.

The Company recognized gains (losses) on derivative instruments designated as fair value hedges for the years ended December 31 as follows (in thousands):

	Derivative gains (losses), net
	2010	2009	2008
Forward currency exchange contracts, effective and ineffective portions	$(1,973)	$206	$10,618
Increase (decrease) in fair value of hedged items included in property and equipment corresponding to the effective portion of derivative gains (losses)	1,855	60	(10,344)

	$(118)	$266	$274

The Company recognized gains (losses) on derivative instruments designated as fair value hedges for the six months ended June 30 as follows (in thousands):

	Derivative gains (losses), net
	2011	2010
	(unaudited)
Forward currency exchange contracts, effective and ineffective portions	$6,484	$(11,503)
Increase (decrease) in fair value of hedged items included in property and equipment corresponding to the effective portion of derivative gains (losses)	(6,522)	11,441

	$(38)	$(62)

During the six months ended June 30, 2011, the Company entered into two interest rate swap agreements maturing in 2014 and 2015 that call for the Company to pay fixed interest rates of 1.67% and 1.83% on an aggregate notional value of $31.8 million and receive a variable interest rate based on the London Interbank Offered Rate (“LIBOR”) on these notional values (unaudited). The general purpose of these interest rate swap agreements is to provide protection against increases in interest rates, which might lead to higher interest costs for the Company. The fair value of these derivative instruments at June 30, 2011 were liabilities of $0.4 million (unaudited). The Company recognized losses of $0.4 million on these derivative instruments for the six months ended June 30, 2011 (unaudited).

4. ACQUISITIONS AND DISPOSITIONS

EraMED Acquisition. Effective January 5, 2007, a wholly-owned subsidiary of the Company, Era Med LLC (“EraMED”), acquired the air medical business of Keystone Helicopter Corporation (“Keystone”) for $11.1 million. The Company’s purchase price included cash consideration paid of $11.5 million in 2007 and $0.4 million received from Keystone in 2008 for a final working capital settlement. The acquisition included 33 light and medium twin-engine helicopters, including 4 owned, 10 leased-in and 19 managed, in support of hospital-based air medical programs primarily in the northeastern United States.

Equipment Additions. The Company’s capital expenditures were $130.8 million, $90.8 million and $220.6 million in 2010, 2009 and 2008, respectively. The Company’s capital expenditures were $50.2 million in the six months ended June 30, 2011 (unaudited). Major equipment deliveries during the periods indicated were as follows (unaudited):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2009	2008	2011
Light Helicopters—single engine	—	2	9	1
Light Helicopters—twin engine	—	3	4	—
Medium Helicopters	5	1	8	3
Heavy Helicopters	1	2	4	1

	6	8	25	5

Equipment Dispositions. The Company sold property and equipment for $0.9 million, $26.0 million and $16.4 million in 2010, 2009 and 2008, respectively. The Company sold property and equipment for $9.0 million in the six months ended June 30, 2011 (unaudited). Major equipment dispositions during the periods indicated were as follows (unaudited):

	Year Ended December 31,			Six Months Ended June 30,
	2010	2009	2008 (1)	2011
Light Helicopters—single engine	—	1	7	—
Light Helicopters—twin engine	2	4	—	1
Medium Helicopters	—	—	—	—
Heavy Helicopters	—	1	—	3

	2	6	7	4

(1)	Includes the sale of two helicopters for $6.3 million, in the aggregate, that were leased back by Lake Palma with lease terms of 60 months each. Gains of $1.5 million related to these sale-leasebacks were deferred and are being amortized over their minimum lease periods (see Notes 1 and 5).

5. INVESTMENTS, AT EQUITY, AND ADVANCES TO 50% OR LESS OWNED COMPANIES

Investments, at equity, and advances to 50% or less owned companies as of December 31 were as follows (in thousands):

	Ownership		2010	2009
Dart	49.0%		$19,701	$20,285
Lake Palma	51.0	% (1)	3,334	4,672
Era Training Center	50.0%		4,877	1,755

			$27,912	$26,712

(1)	The Company owns a 51% financial interest in this joint venture; however, it does not consolidate the venture as it only controls 50% of the venture’s voting rights.

Combined Condensed Financials. Summarized financial information for the Company’s investments, at equity, as of and for the years ended December 31 was as follows (in thousands):

	2010	2009
Current assets	$14,651	$14,746
Noncurrent assets	26,543	24,624
Current liabilities	7,363	8,462
Noncurrent liabilities	15,064	12,463

	2010	2009	2008
Operating Revenues	$34,325	$35,673	$17,680
Costs and Expenses:
Operating and administrative	27,543	29,825	15,291
Depreciation	3,153	2,652	1,865

	30,696	32,477	17,156

Operating Income	$3,629	$3,196	$524

Net Income (Loss)	$1,582	$1,126	$(355)

As of December 31, 2010 and 2009, cumulative undistributed net earnings of 50% or less owned companies included in the Company’s consolidated accumulated deficit were $0.4 million and $2.0 million, respectively.

Dart Helicopters. On July 22, 2008, the Company acquired 49% of the capital stock of Dart Helicopter Services LLC (“Dart Helicopters”) for cash consideration of $21.0 million. Dart Helicopters is an international sales and manufacturing organization focusing on after-market helicopter parts and accessories. The Company performed a fair value analysis, and the purchase price was allocated to the acquired assets and liabilities based on their fair values resulting in goodwill of $3.2 million. The fair value analysis of the assets and liabilities acquired was finalized in September 2009. During 2009, the Company provided a $0.3 million loan to Dart Helicopters with a maturity of June 2012 and an annual interest rate of 5%, with interest payable quarterly and the principal due at maturity. During the years ended December 31, 2010 and 2009 and the period from July 22, 2008 through December 31, 2008, the Company purchased parts and accessories from Dart Helicopters totaling $1.4 million, $0.8 million, and $0.5 million, respectively. The Company received management fees of $0.2 million in 2010 and 2009 from Dart Helicopters. The Company did not receive management fees in 2008. On February 28, 2011, the Company invested an additional $5.0 million in Dart Helicopters.

Lake Palma. Lake Palma operates six helicopters in Spain. During the year ended December 31, 2008, the Company sold two helicopters to a third-party leasing company for $6.3 million that in turn leased the helicopters to the joint venture (see Notes 1 and 4).

Era Training Center. Era Training Center LLC (“Era Training Center”) operates flight training devices and provides training services to the Company and third-party customers. During the years ended December 31, 2010, 2009 and 2008, the Company provided helicopter, management and other services to the joint venture totaling $0.6 million, $0.4 million and $0.1 million, respectively, and paid the joint venture $0.2 million and $0.1 million for simulator fees in 2010 and 2009, respectively. In December 2010, Era Training Center signed a $3.2 million note with the Company to purchase two flight simulators. The note is secured by the two flight simulators and bears interest at 6%. Terms of the note require quarterly interest-only payments for the first year and $0.1 million quarterly payments of principal and interest thereafter until January 2026. In April 2011, the Company made additional advances of $1.2 million under this note bringing the total note outstanding to $4.4 million (unaudited).

6. ESCROW DEPOSITS ON LIKE-KIND EXCHANGES

The Company entered into Qualified Exchange Accommodation Agreements with a third party to meet the like-kind exchange requirements of Section 1031 of the Internal Revenue Code and the provisions of Revenue Procedure 2000-37. In accordance with these provisions, the Company is permitted to deposit proceeds from the sale of assets into escrow accounts for the purpose of acquiring other assets and qualifying for the temporary deferral of taxable gains realized. Consequently, the Company established escrow accounts with financial institutions for the deposit of funds received on sale of equipment, which were designated for replacement property within a specified period of time. As of December 31, 2010 and 2009, there were no remaining deposits in like-kind exchange escrow accounts. Like-kind exchange transactions for the years ended December 31 were as follows (in thousands):

	2010	2009	2008
Deposits	$738	$—	$9,709
Withdrawals	(449)	—	(19,814)
Expirations	(289)	—	—

	$—	$—	$(10,105)

7. INCOME TAXES

The components of income tax expense (benefit) for the years ended December 31 were as follows (in thousands):

	2010	2009	2008
Current:
Federal	$(46,423)	$(29,698)	$(16,568)
State	69	98	108
Foreign	39	191	—

	(46,315)	(29,409)	(16,460)

Deferred:
Federal	43,415	31,956	15,950
State	(1,401)	336	166

	42,014	32,292	16,116

	$(4,301)	$2,883	$(344)

The following table reconciles the difference between the statutory federal income tax rate for the Company and the effective income tax rate for the years ended December 31:

	2010	2009	2008
Provision (Benefit):
Statutory rate	(35.0)%	35.0%	(35.0)%
Non-deductible SEACOR management fees	—	10.0%	10.8%
SEACOR share award plans	(3.5)%	0.9%	(0.8)%
State taxes	(3.0)%	4.2%	(3.1)%
State effective tax rate changes	(14.4)%	3.4%	13.0%
Other	0.8%	1.9%	0.6%

	(55.1)%	55.4%	(14.5)%

During the years ended December 31, 2010, 2009 and 2008, the Company recognized an income tax benefit of $1.1 million, an income tax expense of $0.2 million and an income tax expense of $0.3 million, respectively, on adjustments to deferred tax liabilities resulting from changes in state tax apportionment factors. The Company participates in share award programs sponsored by SEACOR and receives an additional income tax benefit or expense based on the difference between the fair market value of share awards at the time of grant and the fair market value at the time of vesting or exercise.

The components of net deferred income tax liabilities as of December 31 were as follows (in thousands):

	2010	2009
Deferred tax liabilities:
Property and equipment	$127,241	$83,740
Buy-in on maintenance programs	2,123	1,998
Other	952	1,950

Total deferred tax liabilities	130,316	87,688

Deferred tax assets:
Equipment leases	1,613	1,885
Other	2,576	1,627

Total deferred tax assets	4,189	3,512

Net deferred tax liabilities	$126,127	$84,176

8. LONG-TERM DEBT

On December 23, 2010, the Company entered into a promissory note for $27.0 million to purchase a heavy helicopter. The note is secured by the helicopter and bears a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. At December 31, 2010, the interest rate on this note was 2.9%. The note requires $0.1 million monthly payments of principal plus accrued interest with a final payment of $19.0 million in December 2015.

On November 24, 2010, the Company entered into a promissory note for $11.7 million to purchase a medium helicopter. The note is secured by the helicopter and bears a variable interest rate that resets every three months and is computed as the three-month LIBOR rate at the date of each reset plus 260 basis points. At December 31, 2010, the interest rate on this note was 2.9%. The note requires $0.1 million monthly payments of principal plus accrued interest with a final payment of $5.9 million in December 2015.

The Company’s long-term debt maturities for the years ended December 31 are as follows (in thousands):

2011	$2,690
2012	2,787
2013	2,787
2014	2,787
2015	27,524

$38,575

9. RELATED PARTY TRANSACTIONS

The Company participates in a cash management program whereby certain operating and capital expenditures of the Company are funded through advances from SEACOR and certain cash collections of the Company are forwarded to SEACOR. Net amounts due to SEACOR under this program are reported as advances from SEACOR in the accompanying consolidated balance sheets. The Company incurs interest on the outstanding advances, which is reported as interest expense on advances from SEACOR in the accompanying consolidated statements of operations. Interest is calculated and settled on a quarterly basis using interest rates set at the discretion of SEACOR.

During 2010, 2009 and 2008, the Company provided less than $0.1 million, $0.1 million, and $0.1 million, respectively, of aviation services to SEACOR under flight charter arrangements.

As part of a consolidated group, certain costs and expenses of the Company are borne by SEACOR and charged to the Company. These costs and expenses are included in both operating expenses and administrative and general expenses in the accompanying consolidated statements of operations and are summarized as follows for the years ended December 31 (in thousands):

	2010	2009	2008
Payroll costs for SEACOR personnel assigned to the Company and participation in SEACOR employee benefit plans, defined contribution plan and share award plans	$8,411	$8,255	$8,127
Shared services allocation for administrative support	2,042	2,099	1,811

	$10,453	$10,354	$9,938

•	Actual payroll costs of SEACOR personnel assigned to the Company are charged to the Company.

•

SEACOR maintains self-insured health benefit plans for participating employees, including those of the Company, and charges the Company for its share of total plan costs incurred based on the percentage of its participating employees.

•

SEACOR provides a defined contribution plan for participating employees, including those of the Company, and charges the Company for its share of employer matching contributions based on 50% of the participating employees’ first 6% of wages contributed to the plan.

•

Certain officers and employees of the Company receive compensation through participation in SEACOR share award plans, consisting of grants of restricted stock and options to purchase stock as well as participation in an employee stock purchase plan. The Company is charged for the fair value of its employees share. As of December 31, 2010, SEACOR had $2.6 million of unrecognized compensation costs on unvested share awards which are expected to be charged to the Company in future years as follows (in thousands):

2011	$950
2012	716
2013	535
2014	328
2015	50

•

SEACOR also provides certain administrative support services to the Company under a shared services arrangement, including payroll processing, information systems support, benefit plan management, cash disbursement support, cash receipt processing, and treasury management.

SEACOR incurs various corporate costs in connection with providing certain corporate services, including, but not limited to, executive oversight, risk management, legal, accounting and tax, and charges quarterly management fees to its operating segments in order to fund its corporate overhead to cover such costs. Total management fees charged by SEACOR to its operating segments include actual corporate costs incurred plus a mark-up and are generally allocated within the consolidated group using income-based performance metrics reported by an operating segment in relation to SEACOR’s other operating segments. Costs the Company incurred for management fees from SEACOR are reported as SEACOR management fees in the Company’s consolidated statements of operations. The Company’s costs for such services could differ if it was not part of SEACOR’s consolidated group.

On March 31, 2011, the Company distributed to SEACOR a receivable from SEACOR Asset Management LLC in the amount of $69.8 million representing a return of capital to SEACOR (unaudited).

During the six months ended June 30, 2011, SEACOR received insurance proceeds from one of its insurance carriers for damages related to Hurricanes Katrina and Rita. The Company’s share of these proceeds totaled $1.9 million and were offset against the Company’s other operating expenses (unaudited).

10. COMMITMENTS AND CONTINGENCIES

The Company’s unfunded capital commitments as of December 31, 2010 consisted primarily of helicopters and totaled $161.9 million, of which $84.5 million and $77.4 million are payable in 2011 and 2012, respectively. Of these commitments, approximately $2.8 million may be terminated without further liability. The Company’s unfunded capital commitments as of June 30, 2011 consisted primarily of helicopters and totaled $186.6 million, of which $91.3 million is payable during the remainder of 2011 and $50.0 million is payable in 2012 (unaudited). Delivery dates on the remaining commitments have yet to be determined. Of these commitments, approximately $48.2 million, including deposits already paid, may be terminated without further liability (unaudited).

On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Aviation, Inc., Era Helicopters LLC and two other defendants (collectively the “Defendants”) in the U.S. District Court for the District of Delaware (“District Court”), Superior Offshore International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D.Del.). SEACOR acquired Era Group Inc., Era Aviation, Inc., and Era Helicopters LLC in December 2004. The complaint alleges that the Defendants violated federal antitrust laws by conspiring with each other to raise, fix, maintain or stabilize prices for offshore helicopter services in the U.S. Gulf of Mexico during the period January 2001 to December 2005. The purported class of plaintiffs includes all direct purchasers of such services and the relief sought includes compensatory damages and treble damages. On September 14, 2010, the District Court entered an order dismissing the complaint. On November 30, 2010, the District Court granted the plaintiffs motion for reconsideration and amendment (the “Motions”), and ordered limited discovery strictly in regard to the allegations set forth on the plaintiff’s amended complaint. The limited discovery was completed and the defendants have filed a motion for summary judgment, which is pending. As of March 17, 2011, the Company was unable to estimate the potential exposure, if any, resulting from these claims but believed they were without merit and intended to vigorously defend the action. On June 23, 2011, the District Court granted Defendants’ motion for summary judgment on all claims in the amended complaint and the complaint was dismissed. See Note 14 for developments on this matter subsequent to June 30, 2011.

In the normal course of its business, the Company becomes involved in various other litigation matters including, among other things, claims by third parties for alleged property damages and personal injuries. Management has used estimates in determining the Company’s potential exposure to these matters and has recorded reserves in its financial statements related thereto where appropriate. It is possible that a change in the Company’s estimates of that exposure could occur, but the Company does not expect such changes in estimated costs would have a material effect on the Company’s consolidated financial position or its results of operations.

As of December 31, 2010, the Company leased eleven helicopters and certain facilities and equipment. These leasing agreements have been classified as operating leases for financial reporting purposes and related rental fees are charged to expense over the lease terms. The leases generally contain purchase and lease renewal options or rights of first refusal with respect to sale or lease of the equipment. The lease terms range in duration from one to ten years. Total rental expense for the Company’s operating leases in 2010, 2009 and 2008 was $4.0 million, $5.1 million and $5.4 million, respectively. Future minimum payments in the years ended December 31 under operating leases that have a remaining term in excess of one year as of December 31, 2010 were as follows (in thousands):

Minimum Payment
2011	$3,351
2012	2,121
2013	1,898
2014	1,781
2015	1,606
Years subsequent to 2015	5,869

11. SEGMENT INFORMATION, MAJOR CUSTOMERS AND GEOGRAPHICAL DATA

The Company has determined that its operations comprise a single segment. Helicopters are highly mobile and may be utilized in any of the Company’s service lines as business needs dictate.

In 2010, Anadarko Petroleum Corporation, U.S. government agencies and Aeróleo Táxi Aéreo S/A (“Aeróleo”) accounted for 11%, 11% and 10%, respectively, of the Company’s revenues. In 2009 and 2008, the Company did not earn revenues from any single customer that were greater than or equal to 10% of total consolidated operating revenues. For the years ended December 31, 2010, 2009, and 2008, approximately 24%, 15%, and 10%, respectively, of the Company’s operating revenues were derived from foreign operations. The Company’s foreign revenues are primarily derived from international contract-leasing activities.

The following represents the Company’s operating revenues attributed by geographical region in which services are provided to customers for the years ended December 31 (in thousands):

	2010	2009	2008
Operating Revenues:
United States	$178,656	$201,344	$223,193
Europe	17,097	16,062	10,407
Latin America and the Caribbean	29,689	15,047	9,454
Australia	—	1,158	2,609
Canada	369	1,461	1,904
Asia	9,555	595	1,060

	$235,366	$235,667	$248,627

The Company’s long-lived assets are primarily its property and equipment employed in various geographical regions of the world. The following represents the Company’s property and equipment based upon the assets’ physical location as of December 31 (in thousands):

	2010	2009
Property and Equipment:
United States	$371,610	$321,077
Europe	82,836	86,080
Latin America and the Caribbean	119,493	92,912
Australia	—	7,027
Canada	614	9,244
Asia	37,525	6,855

	$612,078	$523,195

12. SUPPLEMENTAL INFORMATION FOR STATEMENTS OF CASH FLOWS

Supplemental information for the years ended December 31 was as follows (in thousands):

	2010	2009	2008
Benefit on net tax operating losses purchased by SEACOR	$47,016	$30,346	$16,643
Income taxes paid, net of refunds received	65	176	83
Interest paid to SEACOR, excluding capitalized interest	21,437	20,328	12,963
Interest paid to others	79	13	5
Non-cash Investing and Financing Activities:
Contribution of net assets to 50% or less owned companies	—	—	1,800

13. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected financial information for interim quarterly periods is presented below for the three months ended (in thousands, except share data). Earnings (Loss) per common share are computed independently for each of the quarters presented and the sum of the quarterly earnings (loss) per share may not necessarily equal the total for the year:

	Mar. 31	Jun. 30	Sep. 30	Dec. 31
2011
Operating Revenues	$56,155	$68,493
Operating Income	$5,945	$13,589
Net Income (Loss)	$(1,368)	$3,430
Basic Earnings (Loss) Per Common Share	$(1,368.00)	$3,430.00
2010
Operating Revenues	$50,275	$62,433	$67,136	$55,522
Operating Income (Loss)	$2,500	$5,452	$11,895	$(99)
Net Income (Loss)	$(3,715)	$(1,199)	$4,449	$(3,174)
Basic Earnings (Loss) Per Common Share	$(3,715.00)	$(1,199.00)	$4,449.00	$(3,174.00)
2009
Operating Revenues	$59,385	$57,700	$64,259	$54,323
Operating Income	$6,256	$4,565	$10,333	$8,120
Net Income (Loss)	$(132)	$(186)	$2,429	$(272)
Basic Earnings (Loss) Per Common Share	$(132.00)	$(186.00)	$2,429.00	$(272.00)

14. SUBSEQUENT EVENTS

Restated Articles of Incorporation. In July 2011, the Company’s board of directors adopted the Company’s amended and restated articles of incorporation to authorize the issuance of 60,000,000 shares $0.01 par value Class A common stock, 60,000,000 shares $0.01 par value Class B common stock, and 10,000,000 shares $0.01 par value preferred stock. At the date of adoption, each then issued share of the Company’s no par value common stock was exchanged for 24,500 shares of Class B common stock. The rights of the holders of Class A and Class B common shares are substantially identical, except with respect to voting and conversion. Specifically, the holders of Class B common stock shall be entitled to eight votes per share and the holders of Class A common stock shall be entitled to one vote per share. In addition, the shares of Class B common stock are convertible automatically into shares of Class A common stock upon the transfer of any such shares of Class B common stock to a person other than SEACOR or a subsidiary of SEACOR (except in the case of a tax-free spinoff to stockholders of SEACOR) or if the aggregate number of shares of Class B common stock beneficially owned by SEACOR and its affiliates falls below 20% of the aggregate number of shares of common stock then outstanding. In addition, if SEACOR were to effect a tax-free spinoff, following such tax-free spinoff, all of the outstanding shares of Class B common stock may be converted into shares of Class A common stock with the consent of a majority of the holders of Class A common stock and the holders of Class B common stock, voting as separate classes. The shares of Class A common stock are not convertible into any other shares of our capital stock.

2011 Share Incentive Plan. In July 2011, the Company’s board of directors approved the 2011 Share Incentive Plan. The 2011 Share Incentive plan provides for the grant of options to purchase shares of the Company’s common stock, restricted stock, stock appreciation rights, stock awards, performance awards, restricted stock units and performance-based awards to the Company’s non-employee directors, officers, employees and consultants. A committee appointed by the board of directors administers the 2011 Share Incentive Plan. A total of 3,000,000 shares of Class A common stock have been authorized for grant under this plan. All shares issued pursuant to such grants will be newly issued shares of Class A common stock. In accordance with the terms of the plan, the exercise price per share of options granted cannot be less than 100% of the fair market value of Class A common stock at the date of grant.

Derivative instruments designated as fair value hedges. Subsequent to June 30, 2011, the Company’s remaining foreign currency exchange contracts outstanding of €50.1 million were dedesignated and the Company settled those contracts with SEACOR.

Aeróleo. On July 1, 2011, the Company acquired a 50% economic interest and a 20% voting interest in Aeróleo, a Brazilian entity that provides helicopter transport services to the Brazilian offshore oil and gas industry, for $4.8 million in cash. The Company also loaned Aeróleo $6.0 million at an interest rate of 6% per annum. The note requires monthly interest payments and matures in June 2013. Also on July 1, 2011, the Company and its partner contributed $4.8 million each to Era do Brazil LLC, a 50/50 joint venture. Era do Brazil LLC then immediately acquired a helicopter, subject to a lease to Aeróleo, from the Company for $11.5 million ($9.5 million in cash and a $2.0 million note payable). The note payable bears an interest rate of 7.0% per annum, requires 60 monthly principal and interest payments, and is secured by the helicopter and the Aeróleo lease.

Dart Helicopters. On July 31, 2011, following conversion of Dart Helicopters into a corporation, the Company contributed its ownership in the converted corporation, and Eagle Copters LTD (“Eagle Copters”) contributed its ownership in the converted corporation, along with other assets, into a newly formed entity in which the Company and Eagle Copters each own a 50% interest.

Change in Depreciation Estimates. The Company reviews the estimated useful lives and salvage values of its fixed assets on an ongoing basis. In conjunction with the Company’s continued investment in new helicopters with modern technology and expanded capabilities, effective July 1, 2011, it changed its estimate of the useful life of its helicopters from 12 to 15 years to better reflect the estimated periods during which these assets will remain in service. At the same time, the Company increased the estimated salvage value from 30% to 40% of cost. The Company believes the revised estimates more closely reflect the actual salvage values realized and the useful lives expected from these assets.

Capital commitments (unaudited). The Company’s unfunded capital commitments as of August 31, 2011 consisted primarily of helicopters and totaled $177.6 million, of which $82.1 million is payable during the remainder of 2011 and $50.2 million is payable in 2012. Delivery dates on the remaining commitments have yet to be determined. Of these commitments, approximately $48.2 million, including deposits already paid, may be terminated without further liability.

Contingencies. On June 12, 2009, a purported civil class action was filed against SEACOR, Era Group Inc., Era Aviation, Inc., Era Helicopters LLC and two other defendants (collectively the “Defendants”) in the U.S. District Court for the District of Delaware (“District Court”), Superior Offshore International, Inc. v. Bristow Group Inc., et al., No. 09-CV-438 (D.Del.). On June 23, 2011, the District Court granted Defendants’ motion for summary judgment on all claims in the amended complaint and the complaint was dismissed. On July 22, 2011, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Third Circuit.

15. PRO FORMA, AS ADJUSTED, BALANCE SHEET AND PRO FORMA LOSS PER COMMON SHARE (UNAUDITED)

On July 29, 2011, the Company’s Board of Directors approved the filing of an initial public offering of the Company’s Class A common stock. The Company has assumed             shares of Class A common stock will be issued at an initial public offering price of $             per share and has assumed a              to              stock split of its outstanding shares of Class B common stock. If the initial public offering is consummated, the Company will enter into a new $             million revolving credit facility, incurring estimated costs of $             million, and SEACOR will contribute $             million of advances from SEACOR as additional capital to the Company. Proceeds from the initial public offering, after deducting underwriting, commission and other estimated offering costs, will be used to repay an estimated $ million of the Company’s advances from SEACOR. Upon the consummation of the initial public offering, the Company will repay the then remaining advances from SEACOR through borrowings under its new revolving credit facility.

The pro forma, as adjusted, balance sheet gives effect to (a) SEACOR’s capital contribution of $             million in advances from SEACOR, (b) costs incurred by the Company in connection with its new $             million revolving credit facility, (c) the issuance of the Company’s Class A common stock in the initial public offering with the estimated net proceeds used to repay $             million of the Company’s advances from SEACOR, and (d) the borrowing of $             million under the Company’s new revolving credit facility to fund working capital needs and repay the Company’s remaining advances from SEACOR outstanding as of June 30, 2011. The pro forma, as adjusted, amounts do not give effect to additional advances from SEACOR that the Company has received since June 30, 2011, which are not expected to exceed $             million, or additional borrowings under the new revolving credit facility that will be used to repay such additional advances from SEACOR.

The pro forma basic earnings (loss) per common share for the year ended December 31, 2010 and the six months ended June 30, 2011 have been computed to give effect, at the beginning of each of those periods, to the Company’s recapitalization and its initial public offering. Net income (loss) as reported was adjusted, net of tax, to reduce interest expense by $             million and $             million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, for interest charges associated with the $             million in aggregate advances from SEACOR that will be contributed to the Company and that will be repaid to SEACOR with the net proceeds from the Company’s initial public offering. In addition, net income (loss) as reported was adjusted, net of tax, to reduce SEACOR management fees by $             million and $             million for the year ended December 31, 2010 and the six months ended June 30, 2011, respectively, to align with charges that will be billed post initial public offering in accordance with the transition services agreement between the Company and SEACOR. The weighted average common shares outstanding for the year ended December 31, 2010 and the six months ended June 30, 2011 have been computed as the total of the Company’s Class A and Class B common stock outstanding upon the consummation of the initial public offering.

ERA GROUP INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended December 31, 2010, 2009 and 2008

(in thousands)

	Balance Beginning of Year	Charges (Reductions) to Cost and Expenses	Deductions (1)	Balance End of Year
Year Ended December 31, 2010
Allowance for doubtful accounts (deducted from trade and other receivables)	$186	37	(18)	$205
Year Ended December 31, 2009
Allowance for doubtful accounts (deducted from trade and other receivables)	$2,017	(1,589)	(242)	$186
Year Ended December 31, 2008
Allowance for doubtful accounts (deducted from trade and other receivables, and other assets)	$2,685	(613)	(55)	$2,017

(1)	Deductions relate to trade and notes receivable deemed uncollectible and removed from accounts receivable and the allowance for doubtful accounts.

                     Shares

Era Group Inc.

Class A Common Stock

PROSPECTUS

                    , 2011

Goldman, Sachs & Co.

J.P. Morgan

Deutsche Bank Securities

Through and including                     , 2011 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The expenses, other than underwriting commissions, expected to be incurred by Era Group Inc. (the “Registrant”) in connection with the issuance and distribution of the securities being registered under this Registration Statement are estimated to be as follows:

Securities and Exchange Commission Registration Fee		$17,415
Financial Industry Regulatory Authority, Inc. Filing Fee		15,500
NYSE Listing Fee		*
Printing and Engraving		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the “DGCL”), provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees)), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

The Registrant’s Bylaws authorize the indemnification of our officers and directors, consistent with Section 145 of the DGCL, as amended. The Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Reference is made to Section 102(b)(7) of the DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions or (iv) for any transaction from which a director derived an improper personal benefit.

The Registrant expects to maintain standard policies of insurance that provide coverage (i) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (ii) to the Registrant with respect to indemnification payments that it may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to the Registrant’s directors and officers by the underwriters against certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On August 1, 2011, upon the effectiveness of the Registrant’s amended and restated certificate of incorporation, each share of the Registrant’s previously issued and outstanding shares of common stock was automatically reclassified and became 24,500 shares of Class B common stock.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

Exhibit Number	Description of Exhibits
*1.1	Form of Underwriting Agreement.

**3.1	Amended and Restated Certificate of Incorporation of Era Group Inc.

**3.2	Amended and Restated Bylaws of Era Group Inc.

*4.1	Form of Common Stock Certificate.

*5.1	Opinion of Weil, Gotshal & Manges LLP.

**10.1	Form of Transition Services Agreement

*10.2	Form of Tax Sharing Agreement

**10.3	Era Group Inc. 2011 Share Incentive Plan

*10.4	Stock Option Grant Agreement pursuant to the Era Group Inc. 2011 Share Incentive Plan

*10.5	Restricted Stock Grant Agreement pursuant to the Era Group Inc. 2011 Share Incentive Plan

*21.1	List of Subsidiaries of Era Group Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

*23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).

23.3	Consent of PFC Energy

23.4	Consent of Wood Mackenzie Research and Consulting

Exhibit Number	Description of Exhibits

24.1	Power of Attorney (included on signature page).

**99.1	Consent of Richard Fairbanks, Director nominee

**99.2	Consent of Blaine Fogg, Director nominee

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 14, 2011.

ERA GROUP INC.

By:	/s/ Charles Fabrikant
	Name:	Charles Fabrikant
	Title:	Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Charles Fabrikant and Dick Fagerstal, or either of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on October 14, 2011.

Signature	Title

/s/ Charles Fabrikant Charles Fabrikant	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

/s/ Dick Fagerstal Dick Fagerstal	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Oivind Lorentzen Oivind Lorentzen	Director

/s/ John Gellert John Gellert	Director

/s/ Richard Ryan Richard Ryan	Director

* By:	/s/ Charles Fabrikant
Charles Fabrikant
as Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
*1.1	Form of Underwriting Agreement.

**3.1	Amended and Restated Certificate of Incorporation of Era Group Inc.

**3.2	Amended and Restated Bylaws of Era Group Inc.

*4.1	Form of Common Stock Certificate.

*5.1	Opinion of Weil, Gotshal & Manges LLP.

**10.1	Form of Transition Services Agreement

*10.2	Form of Tax Sharing Agreement

**10.3	Era Group Inc. 2011 Share Incentive Plan

*10.4	Stock Option Grant Agreement pursuant to the Era Group Inc. 2011 Share Incentive Plan

*10.5	Restricted Stock Grant Agreement pursuant to the Era Group Inc. 2011 Share Incentive Plan

*21.1	List of Subsidiaries of Era Group Inc.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

*23.2	Consent of Weil, Gotshal & Manges LLP (included in the opinion filed as Exhibit 5.1 hereto).

23.3	Consent of PFC Energy

23.4	Consent of Wood Mackenzie Research and Consulting

24.1	Power of Attorney (included on signature page).

**99.1	Consent of Richard Fairbanks, Director nominee

**99.2	Consent of Blaine Fogg, Director nominee

*	To be filed by amendment.
**	Previously filed.